    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 22, 1998.



                                                      REGISTRATION NO. 333-49805

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ARM FINANCIAL GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                              63                             61-1244251
   (State or other jurisdiction       (Primary standard industrial             (I.R.S. Employer
of incorporation or organization)     classification code number)            Identification No.)


                            ------------------------

                           ARM FINANCIAL GROUP, INC.

                             515 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 582-7900
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                            ------------------------

                                ROBERT H. SCOTT

                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL

                           ARM FINANCIAL GROUP, INC.
                             515 WEST MARKET STREET
                           LOUISVILLE, KENTUCKY 40202
                                 (502) 582-7900
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

           FAITH D. GROSSNICKLE, ESQ.                               LARS BANG-JENSEN, ESQ.
              SHEARMAN & STERLING                           LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
              599 LEXINGTON AVENUE                                   125 WEST 55TH STREET
            NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10019-5389
                 (212) 848-4000                                         (212) 424-8000

                            ------------------------


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
------------------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

     This registration statement contains two forms of prospectus: one to be used in connection with a United States and Canadian offering of the registrant's Class A Common Stock (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering of the Class A Common Stock (the "International Prospectus" and, together with the U.S. Prospectus, the "Prospectuses"). The International Prospectus will be identical to the U.S. Prospectus except that it will have a different front cover page. The U.S. Prospectus is included herein and is followed by the front cover page to be used in the International Prospectus. The front cover page for the International Prospectus included herein has been labeled "Alternate Page for International Prospectus."

     If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the Prospectuses in the forms in which they are used will be filed with the Securities and Exchange Commission.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued April 22, 1998

                               10,000,000 Shares

                           ARM Financial Group, Inc.
                              CLASS A COMMON STOCK
                            ------------------------

OF THE 10,000,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 8,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE
   U.S. UNDERWRITERS AND 2,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. ALL OF
     THE 10,000,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY ARE BEING OFFERED BY THE SELLING STOCKHOLDERS (AS DEFINED HEREIN). SEE
       "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE
       ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF CLASS A COMMON
        STOCK BY THE SELLING STOCKHOLDERS. THE CLASS A COMMON STOCK IS
          CURRENTLY LISTED ON THE AMERICAN STOCK EXCHANGE UNDER THE
          SYMBOL "ARM." ON APRIL 20, 1998, THE NEW YORK STOCK
            EXCHANGE, INC. (THE "NYSE") APPROVED THE COMPANY'S
            APPLICATION TO LIST THE CLASS A COMMON STOCK ON THE
              NYSE. THE COMPANY ANTICIPATES THAT THE CLASS A
              COMMON STOCK WILL BEGIN TRADING ON THE NYSE PRIOR
                TO THE CONSUMMATION OF THE OFFERING. ON APRIL
                20, 1998, THE REPORTED LAST SALE


                  PRICE OF THE CLASS A COMMON STOCK ON THE
                  AMERICAN STOCK EXCHANGE WAS $22 1/2 PER
                  SHARE.



THE COMPANY HAS TWO CLASSES OF AUTHORIZED COMMON STOCK CONSISTING OF THE CLASS A COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK (COLLECTIVELY, THE "COMMON STOCK"). SEE "DESCRIPTION OF CAPITAL STOCK." HOLDERS OF CLASS A COMMON STOCK ARE
      ENTITLED TO ONE VOTE PER SHARE ON EACH MATTER SUBMITTED TO A VOTE OF STOCKHOLDERS. THE CLASS B COMMON STOCK IS NON-VOTING EXCEPT UNDER CERTAIN
 LIMITED CIRCUMSTANCES AND AS REQUIRED BY LAW. ALL HOLDERS OF COMMON STOCK ARE ENTITLED TO RECEIVE SUCH DIVIDENDS AND DISTRIBUTIONS, IF ANY, AS MAY BE DECLARED FROM TIME TO TIME BY THE BOARD OF DIRECTORS. UPON CONSUMMATION OF THE OFFERING,
  THERE WILL NO LONGER BE ANY SHARES OF CLASS B COMMON STOCK OUTSTANDING. SEE
                     "PRINCIPAL AND SELLING STOCKHOLDERS."

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                           PRICE $            A SHARE
                            ------------------------

                                                                            UNDERWRITING                  PROCEEDS TO
                                                 PRICE TO                   DISCOUNTS AND                   SELLING
                                                  PUBLIC                   COMMISSIONS(1)               STOCKHOLDERS(2)
                                                 --------                  --------------               ---------------
Per Share...........................                 $                            $                            $
Total(3)............................                 $                            $                            $

------------
    (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Expenses estimated at $775,000 will be paid by the Company.


    (3) The Selling Stockholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,500,000 additional shares of Class A Common Stock at the Price to Public, less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be
        $        , $        and $        , respectively. See "Underwriters."

                            ------------------------

     The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is expected that delivery of the shares of
Class A Common Stock will be made on or about           , 1998 at the office of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                            ------------------------

MORGAN STANLEY DEAN WITTER


             DONALDSON, LUFKIN & JENRETTE

                     Securities Corporation

                                  PAINEWEBBER INCORPORATED

                                                             SCHRODER & CO. INC.
               , 1998

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------


     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE CLASS A COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY, THE SELLING STOCKHOLDERS AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS.


                            ------------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ----
Forward-Looking Statements.............    4
Prospectus Summary.....................    5
Risk Factors...........................   11
Use of Proceeds........................   16
Price Range of Common Stock............   17
Dividend Policy........................   17
Capitalization.........................   18
Selected Historical Consolidated
  Financial Data and Other Data........   19
Recent Developments....................   22
Management's Discussion and Analysis of
  Results of Operations and Financial
  Condition............................   24
Business...............................   38
Management.............................   56



                                         PAGE
                                         ----
Principal and Selling Stockholders.....   59
Shares Eligible for Future Sale........   61
Description of Capital Stock...........   63
Certain United States Tax Consequences
  to Non-U.S. Holders of Common
  Stock................................   69
Underwriters...........................   72
Legal Matters..........................   75
Experts................................   75
Available Information..................   75
Incorporation of Certain Documents by
  Reference............................   76
Glossary of Selected Insurance Terms...   77
Index to Financial Statements..........  F-1


                            ------------------------

     In this Prospectus, references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, territories, possessions and all areas subject to its jurisdiction.
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     STATE INSURANCE HOLDING COMPANY STATUTES APPLICABLE TO THE COMPANY DUE TO ITS INSURANCE COMPANY SUBSIDIARIES GENERALLY PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE COMPANY, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, WITHOUT PRIOR APPROVAL OF THE APPROPRIATE INSURANCE REGULATORS. GENERALLY, ANY PERSON WHO ACQUIRES BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY'S CLASS A COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL UNLESS THE APPROPRIATE INSURANCE REGULATORS UPON APPLICATION DETERMINE OTHERWISE. BENEFICIAL OWNERSHIP INCLUDES THE ACQUISITION, DIRECTLY OR INDIRECTLY (BY REVOCABLE PROXY OR OTHERWISE), OF VOTING STOCK OF THE COMPANY. THE COMPANY CONTROLS INSURANCE COMPANY SUBSIDIARIES DOMICILED IN OHIO AND NEW YORK. IF ANY PERSON ACQUIRES 10% OR MORE OF THE OUTSTANDING SHARES OF THE COMPANY'S CLASS A COMMON STOCK IN VIOLATION OF SUCH PROVISIONS, THE INSURER OR THE INSURANCE REGULATOR IS ENTITLED TO INJUNCTIVE RELIEF, INCLUDING ENJOINING ANY PROPOSED ACQUISITION, OR SEIZING SHARES OWNED BY SUCH PERSON, AND SUCH SHARES WOULD NOT BE ENTITLED TO BE VOTED.

                            ------------------------


     "S&P 500(R) Composite Stock Price Index" is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by the Company. OMNI, the Company's equity-indexed annuity product, is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation ("S&P"), and S&P makes no representation regarding the advisability of investing in OMNI.


                            ------------------------


     The principal executive offices of the Company are located at 515 West Market Street, Louisville, Kentucky 40202, and the Company's telephone number is
(502) 582-7900.

                           FORWARD-LOOKING STATEMENTS



     This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on management's beliefs and assumptions, relying on information currently available to management, and are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company set forth (i) under "Prospectus Summary," "The Company," "Risk Factors," "Selected Historical and Unaudited Consolidated Financial and Other Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business" herein; (ii) under "Business" and "Management's Discussion and Analysis" in the Company's Annual Report on Form 10-K and in the Current Reports on Form 8-K incorporated by reference herein; and (iii) in this Prospectus and the documents incorporated by reference herein preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Such forward-looking statements are based on the Company's beliefs as to its competitive position in its industry and the factors affecting its business. In particular, the statements of the Company's belief as to (i) the stimulation of future demand for long-term savings and retirement products, including variable, indexed and fixed annuity products; and (ii) information relating to insurance regulatory matters are forward-looking statements. Factors that could cause actual results to differ materially from the forward-looking statements related to the demand for variable, indexed and fixed annuity products include, but are not limited to, a change in population demographics, development of alternative investment products, a change in economic conditions, and changes in current federal income tax laws. In addition, there can be no assurance that (i) the Company has correctly identified and assessed all of the factors affecting its business; (ii) the publicly available and other information on which the Company has based its analyses is complete or correct;
(iii) the Company's analyses are correct; or (iv) the Company's strategy, which is based in part on these analyses, will be successful.


     Forward-looking statements are not guarantees of performance as they involve risks, uncertainties and assumptions. The future results of the Company may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond the Company's ability to control or predict. Purchasers of the Class A Common Stock are cautioned not to put undue reliance on any forward-looking statements. The Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this Prospectus in its entirety.


     Unless otherwise indicated: (i) "Company" means ARM Financial Group, Inc. and, where appropriate, its subsidiaries; (ii) "Class A Common Stock" means the Class A Convertible Common Stock, par value $.01 per share, of the Company, "Class B Common Stock" means the Class B Convertible Non-Voting Common Stock, par value $.01 per share, of the Company and "Common Stock" means, collectively, the Class A Common Stock and the Class B Common Stock; (iii) "Offering" means the offering of 10,000,000 shares of Class A Common Stock in the underwritten public offering to which this Prospectus relates; (iv) "Morgan Stanley Stockholders" or "Selling Stockholders" means, collectively, The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") and Morgan Stanley Capital Partners III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP III 892 Investors, L.P. (collectively, the "MSCP Funds"); and (v) all share and per share information assumes that the U.S. Underwriters' over-allotment option is not exercised. Upon consummation of the Offering, there will no longer be any shares of Class B Common Stock outstanding. See "Principal and Selling Stockholders." See "Glossary of Selected Insurance Terms" for the definitions of certain terms used herein.


     Unless otherwise indicated, financial information and operating statistics applicable to the Company set forth in this Prospectus are based on United States generally accepted accounting principles ("GAAP") and not statutory accounting principles.

                                  THE COMPANY

     ARM Financial Group, Inc. (the "Company") specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's earnings are derived from investment spread (the difference between income earned on investments and interest credited on customer deposits) and fee income. The Company's retail products include a variety of fixed, indexed and variable annuities and face-amount certificates sold through a broad spectrum of distribution channels including independent broker-dealers, independent agents, stockbrokers, and financial institutions. The Company offers institutional products, such as funding agreements and guaranteed investment contracts ("GICs"), directly to bank trust departments, plan sponsors, cash management funds, corporate treasurers, and other institutional investors.


     The Company commenced its business operations in November, 1993 with the acquisition of Integrity Holdings, Inc. ("Integrity Holdings"). The Company's assets under management have grown from $2.3 billion as of December 31, 1993 to $6.9 billion as of December 31, 1997. The Company attributes this growth to internally generated sales, new product offerings and an opportunistic acquisition. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997) have grown to $34.1 million in 1997 from $22.2 million in 1996 and $4.5 million in 1995. In June 1997, the Company raised $78.8 million through an initial public offering of its Class A Common Stock.


     The Company expects to benefit from demographic trends and a growing demand for retirement savings. As the U.S. population has aged, demand for retirement savings has accelerated. According to U.S. Census Bureau information, approximately 30% of today's population was born during the Baby Boom (1946 to 1964). By the time the Baby Boom generation begins to reach age 65 in 2011, the population between the ages of 45 and 64 -- the peak period for asset accumulation -- is projected to increase by approximately 45% to 79 million people.

     The Company also expects to benefit from anticipated higher consumer savings due to an overburdened social security system, extended life spans, concerns about corporate restructurings and downsizing, and volatile financial markets. Among the products expected to benefit are tax-advantaged annuities. Annual industry sales of individual annuity products increased dramatically from $65 billion in 1990 to a preliminary estimate of $124 billion in 1997, with projected growth of 8% to 12% per year for the next few years, according to an industry study conducted by LIMRA.

     The Company also expects to benefit from growth in the institutional marketplace, which is partially fueled by retirement and consumer savings. The Company intends to expand its institutional deposit base by increasing penetration in the stable value and fixed income markets and the development of new products and applications.

STRATEGY

     The Company's strategy is focused on the following:


     Developing and Marketing a Broad Array of Customized Products. The Company believes that long-term success in the asset accumulation industry will depend upon the Company's ability to adapt to rapidly changing consumer preferences in fluctuating interest rate and equity market environments. The Company continually redesigns existing products with enhanced features and continues to develop and sell new and innovative products with a particular focus on minimizing its dependence on any one product and meeting a variety of needs for consumers and distribution channels. The Company works closely with the people involved with its retail and institutional distribution to develop products that are customized to suit their customers' particular needs. The Company was one of the first to recognize the market opportunity for equity-indexed annuities and in 1996 introduced OMNI, the Company's equity-indexed annuity product. In 1997, the Company enhanced its multi-manager variable annuity product, Pinnacle, making it one of the first in the industry to offer Bankers Trust indexed funds, along with a diverse selection of asset classes from well-known fund managers, guaranteed rate options and the ability for systematic transfer of deposits over time -- all in one product. In the institutional market, the Company offers a short-term floating rate institutional spread-based product designed to meet the market demand for products with attractive current yields and access to liquidity. In 1997, the Company developed and funded a unique asset-backed funding agreement, in alliance with Bayerische Landesbank Girozentrale, New York Branch ("BLB"), a triple-A rated international banking institution. In connection with another highly rated international bank, the Company is developing a synthetic GIC product for the institutional spread marketplace that will provide institutional clients with either absolute or relative investment performance guarantees.


     Capturing a Growing Share of Sales in Retail Distribution Channels. Over the past few years, the Company has built the infrastructure necessary to support increased growth in the retail market. The Company believes that it can distinguish itself by strengthening its relationships with individual distributors, often referred to as producers. To accomplish this objective, the Company seeks to (i) provide superior service to producers through an expanded and dedicated producer services unit; (ii) enhance the Company's technological platform to permit superior and immediate access for producers to the Company's administrative systems for transacting business; (iii) heighten producers' awareness of the Company's products and insurance affiliates through focused advertisements in industry publications and selective promotional programs; and
(iv) quickly develop innovative products with new features and services which are responsive to market needs. For example, in 1997, as a means to strengthen its relationships with distributors, the Company implemented a program, called AnnuiTRAC(SM), whereby certain distributors have the capability to remotely access the Company's systems and transact business with the Company on-line. The Company also seeks to increase its retail market share by expanding and diversifying its retail distribution channels. In 1996, the Company began offering variable annuities through banks and thrifts, and in late 1997 introduced a new variable annuity product customized for that distribution channel. Additionally, the Company recognizes the importance of building and maintaining a strong capital base.


     Expanding and Diversifying the Deposit Base in the Institutional Marketplace. Since the Company's inception, its institutional business has grown to $2.5 billion of funding agreement deposits and GIC deposits on the Company's December 31, 1997 balance sheet. The Company believes that its integrated asset/liability management approach to the business, along with its underwriting philosophy, has allowed it to build competitive advantages. The Company has found it beneficial to form strategic partnerships with organizations possessing strong financial ratings and market presence. Since 1995, the Company has written funding agreements and GICs primarily through a relationship with General American Life Insurance Company ("General American") under which the Company reinsures one-half of the business written. In late 1997, the Company sold its first funding agreement structure outside the General American relationship with a $500 million, five-year term offering, in alliance with BLB. In addition to offering its current products, the Company intends to continue its growth in the institutional market by (i) diversifying its product line with (a) customized product features for alternative distribution channels, (b) fixed terms extending beyond current product offerings and (c) on- and off-balance sheet synthetic products or new funding agreement products in which the Company offers certain performance guarantees; (ii) attracting new partners with larger and stronger balance sheets to provide credit enhancement to help support and market the new product structures and marketing initiatives; and (iii) expanding market penetration within its existing clients while maintaining the persistency and profitability of the current client base.



     Enhancing Effective Use of Technology. The Company continues to invest in technology designed to enhance the services provided to producers and customers, increase the efficiency of operations and allow for administration of innovative and complex products. The Company's technology also allows it to respond quickly to customer needs for new products by reducing product development time. In addition, to supplement traditional inquiry and transaction processing methods, the Company's client/server network can provide producers, customers and employees with services and information easily accessible through Internet, voice response and wide-area network technology. One such example is the Company's 1997 introduction of AnnuiTRAC(SM), its Internet based producer service program.


     Minimizing Fixed Cost Structure. The Company attempts to minimize fixed distribution costs by marketing its products through fiduciaries and other third parties. Unlike many of its competitors, the Company does not maintain its own field sales force, and distributors are primarily paid based on production. As a consequence of its low fixed distribution costs, the Company has flexibility to shift the mix of its sales and distribution channels in order to respond to changes in market demand. In addition, the Company believes that its administrative cost structure has benefitted from economies of scale achieved as a result of its strategic acquisitions. The Company believes that the relocation of the Company's main processing center from Ohio to the Company's headquarters in Louisville, Kentucky, which was substantially completed during 1997, has provided benefits of consolidation and supplemented the effective delivery of service.

     Implementing an Advanced and Integrated Risk Management Process. Using its experience in offering investment guarantees in the insurance market sector, the Company employs a highly analytical and disciplined asset/liability risk management approach to develop new products and monitor investment portfolios and liabilities. The Company does not view asset/liability management as a discrete function to be performed by a separate committee. Instead, asset/liability management permeates every aspect of the Company's operations. Beginning with product design and continuing through the product sale and eventual payout, professionals in each functional area (such as marketing, actuarial, investments, legal, finance, and administration) work jointly with a common set of risk/return characteristics to achieve the Company's overall liquidity and profit objectives (rather than the specific objectives of any particular functional area). The Company implements this process with the analytical risk and capital management skills and the experience of its management team. This foundation is supported with sophisticated computer software and an emphasis on securities whose cash flows can be modeled extensively against liability cash flows under different interest rate scenarios. Risk components that cannot be appropriately modeled are typically hedged or reinsured.


     Maintaining Focus on Company Profitability. The Company designs products and manages capital with a goal of achieving a superior return on common equity. The Company's return on average common equity (based on operating earnings and equity before unrealized gains and losses and giving pro forma effect to the Company's initial public offering of common stock) was 16.4% in 1997 and 13.5% in 1996. The Company's focus on profitability is supported by an integrated team approach to developing products and operating the Company's business. The Company's compensation system further reinforces the Company's focus on the objective of profitability. Employees at all levels of the Company are eligible to receive bonuses based on profitability. As of April 20, 1998, current executive officers held shares and vested and unvested options to purchase shares representing 7% of the Company's outstanding Common Stock.

                                  THE OFFERING



Class A Common Stock Offered by
  the Selling Stockholders:
  U.S. Offering...................  8,000,000 shares(1)
  International Offering..........  2,000,000 shares
                                    -----------
          Total...................  10,000,000 shares(1)
                                    ===========
Common Stock to be outstanding
  following the Offering..........  23,397,471 shares of Class A Common Stock(2)(3)
Use of Proceeds...................  The Company will not receive any proceeds from the
                                    Offering.
American Stock Exchange Symbol....  "ARM"(4)
Dividend Policy...................  Since the initial public offering of the Class A
                                    Common Stock in June 1997, the Company has paid
                                    quarterly cash dividends of $.02 per share,
                                    commencing with the dividend paid in the third
                                    quarter of 1997. While future dividends will be
                                    subject to the discretion of the Company's Board of
                                    Directors and certain other factors, the Board of
                                    Directors currently intends to declare and pay
                                    regular quarterly cash dividends of $.04 per share,
                                    commencing with the dividend payable in the second
                                    quarter of 1998. See "Dividend Policy."


---------------


(1) Excludes up to an aggregate of 1,500,000 shares of Class A Common Stock that may be sold by the Selling Stockholders pursuant to the U.S. Underwriters' over-allotment option. See "Underwriters."



(2) As used herein, "Common Stock" collectively refers to the Class A Common Stock and the Class B Common Stock. See "Description of Capital Stock." Upon consummation of the Offering, there will no longer be any shares of Class B Common Stock outstanding. See "Principal and Selling Stockholders."



(3) Excludes 2,026,629 shares of Common Stock issuable upon exercise of vested and unvested options outstanding at April 20, 1998 and approximately 400,000 shares of Common Stock issuable upon exercise of options which the Company intends to grant under the ARM Financial Group, Inc. 1997 Equity Incentive Plan (the "1997 Equity Plan") in the second quarter of 1998.



(4) On April 20, 1998, the NYSE approved the Company's application to list the Class A Common Stock on the NYSE. The Company anticipates that the Class A Common Stock will begin trading on the NYSE prior to the consummation of the Offering.



                                  RISK FACTORS



     For a discussion of certain factors that should be considered in evaluating an investment in the Class A Common Stock, see "Risk Factors."

                    SUMMARY HISTORICAL FINANCIAL INFORMATION


                                                                       YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------
                                                                 1997           1996           1995
                                                              -----------    -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Investment income...........................................  $  329,979     $  250,031     $  196,024
Interest credited on customer deposits......................    (247,418)      (182,161)      (146,867)
                                                              ----------     ----------     ----------
  Net investment spread.....................................      82,561         67,870         49,157
Fee income:
  Variable annuity fees.....................................      14,630         10,786          7,238
  Asset management fees.....................................       8,595          5,780          3,161
  Other fee income..........................................       1,386          1,267            949
                                                              ----------     ----------     ----------
    Total fee income........................................      24,611         17,833         11,348
Other income and expenses:
  Surrender charges.........................................       4,482          5,024          3,339
  Operating expenses........................................     (32,528)       (31,055)       (22,957)
  Commissions, net of deferrals.............................      (2,218)        (2,372)        (1,557)
  Interest expense on debt..................................      (2,517)        (3,146)        (3,461)
  Amortization:
    Deferred policy acquisition costs.......................     (10,416)        (6,835)        (2,932)
    Value of insurance in force.............................      (9,293)        (7,320)        (7,104)
    Acquisition-related deferred charges....................        (503)        (1,503)        (9,920)
    Goodwill................................................        (424)          (488)          (358)
  Non-recurring charges(1):
    Stock-based compensation................................      (8,145)            --             --
    Other...................................................      (6,678)        (5,004)            --
  Other, net................................................        (386)        (5,366)          (687)
                                                              ----------     ----------     ----------
    Total other income and expenses.........................     (68,626)       (58,065)       (45,637)
Realized investment gains...................................       3,192            907          4,048
                                                              ----------     ----------     ----------
Income before income taxes..................................      41,738         28,545         18,916
Income tax expense..........................................     (14,139)        (5,167)        (7,026)
                                                              ----------     ----------     ----------
Net income..................................................      27,599         23,378         11,890
Dividends on preferred stock................................      (4,750)        (4,750)        (4,750)
                                                              ----------     ----------     ----------
Net income applicable to common shareholders................  $   22,849     $   18,628     $    7,140
                                                              ==========     ==========     ==========
Net income per common and common equivalent share
  (diluted)(2)..............................................  $     1.07     $     1.06     $      .49
                                                              ==========     ==========     ==========
Average common and common equivalent shares outstanding
  (2).......................................................      21,305         17,498         14,614
                                                              ==========     ==========     ==========
OTHER OPERATING DATA:
Operating earnings(3).......................................  $   34,149     $   22,227     $    4,509
                                                              ==========     ==========     ==========
Operating earnings per common and common equivalent share
  (diluted)(2)..............................................  $     1.60     $     1.27     $      .31
                                                              ==========     ==========     ==========
Pro forma operating earnings(4).............................  $   36,343     $   26,789
                                                              ==========     ==========
Pro forma operating earnings per common and common
  equivalent share (diluted)(2).............................  $     1.51     $     1.13
                                                              ==========     ==========
BALANCE SHEET DATA (AT END OF PERIOD):
Total cash and investments..................................  $4,467,477     $3,347,477     $2,798,027
Assets held in separate accounts............................   2,439,884      1,135,048        809,927
Total assets................................................   7,138,424      4,701,664      3,793,580
Long-term debt..............................................      38,000         40,000         40,000
Total liabilities...........................................   6,830,879      4,519,722      3,605,589
Shareholders' equity:
  Carrying amount...........................................     307,545        181,942        187,991
  Excluding the effects of SFAS No. 115(5)..................     287,245        178,273        159,461
  Fair value(6).............................................     321,087        224,276        187,721


---------------

(1) The Company recorded non-recurring charges of $14.8 million for 1997 including (i) a one-time non-cash stock-based compensation charge of $8.1 million related to the aggregate difference between the initial public offering price of $15.00 per share of Class A Common Stock and the exercise price of all of the then-outstanding options; and (ii) costs primarily attributable to the relocation and consolidation of the Company's operations facilities from Ohio to Louisville, Kentucky. The Company recorded a non-recurring charge of $5.0 million in 1996 that also included $3.2 million for facilities consolidation and costs of $1.8 million primarily related to merger and acquisition activity that did not result in a transaction.


(2) Shares and per share amounts have been restated, for all periods presented, to reflect the 706-for-1 stock split that occurred in June, 1997 in conjunction with the initial public offering of the Company's Class A Common Stock.


(3) "Operating earnings" is defined as net income applicable to common shareholders excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997.


(4) Operating earnings include a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred at the beginning of the period.


(5) Excludes from carrying amount of shareholders' equity the net unrealized gains and losses on securities classified as available-for-sale, net of related amortization and taxes.


(6) The methodologies used to estimate fair value are described in the notes to the consolidated financial statements contained elsewhere in this Prospectus.

                              RECENT DEVELOPMENTS



     On April 20, 1998, the NYSE approved the Company's application to list the Class A Common Stock on the NYSE. The Company anticipates that the Class A Common Stock will begin trading on the NYSE prior to the consummation of the Offering.



     On April 21, 1998, the Company announced that its operating earnings for the first quarter of 1998 were $10.0 million, or 41 cents per share, compared to pro forma operating earnings of $7.0 million, or 29 cents per share, for the same period in 1997, an increase of 41% per share. Operating earnings is defined as net income applicable to common shareholders excluding, net of tax, realized investment gains and losses, non-recurring charges and for 1997, income from defined benefit pension plan asset management operations which were sold in November 1997. Pro forma operating earnings in 1997 include a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred on January 1, 1997.



     Total sales rose to $568.7 million for the first quarter of 1998 compared to $353.7 million for the first quarter of 1997. This represents a 61% increase over the same period one year ago. Total retail sales increased by 16% to $121.5 million due to new product introductions and expanded distribution capabilities. Total institutional sales increased 80% to $447.2 million due to increased sales of institutional funding agreements.



     Net investment spread increased to $22.7 million for the first quarter of 1998 from $18.4 million for the same period in 1997. Net income applicable to common shareholders increased to $9.8 million, or 40 cents per share, from $6.4 million, or 37 cents per share. Net income in the first quarter of 1998 includes a one-time $3.6 million charge as part of a retirement arrangement for John Franco, the Company's former co-chairman and co-chief executive officer. This charge consists of a $2.1 million non-cash item in connection with the vesting of the unvested portion of Mr. Franco's stock options and a $1.5 million item for the remaining compensation under his employment agreement. Net income in 1998 also includes realized investment gains, net of tax, of $3.4 million. Net income in the first quarter of 1997 included a charge of $1.4 million as part of the Company's consolidation of operating facilities and realized investment gains, net of tax, of $1.5 million.



     The following table sets forth selected historical information of the Company and its subsidiaries for the three months ended March 31, 1998 and 1997.



                                                                       THREE MONTHS
                                                                           ENDED
                                                                         MARCH 31,
                                                              -------------------------------
                                                                  1998               1997
                                                              ------------       ------------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                         AMOUNTS)
INCOME STATEMENT DATA:
Net investment spread.......................................   $   22,726         $   18,375
Fee income..................................................        4,658              5,520
Other income and expenses...................................      (16,069)           (15,702)
Realized investment gains...................................        5,165              2,231
                                                               ----------         ----------
Income before income taxes..................................       16,480             10,424
Income tax expense..........................................       (5,499)            (2,814)
                                                               ----------         ----------
Net income..................................................       10,981              7,610
Dividends on preferred stock................................       (1,188)            (1,188)
                                                               ----------         ----------
Net income applicable to common shareholders................   $    9,793         $    6,422
                                                               ==========         ==========
Net income per common and common equivalent share
  (diluted)(1)..............................................   $     0.40         $     0.37
                                                               ==========         ==========
Average common and common equivalent shares
  outstanding(1)............................................       24,352             17,506
                                                               ==========         ==========
OTHER OPERATING DATA:
Operating earnings (pro forma in 1997)(2)...................   $   10,006         $    6,976
                                                               ==========         ==========
Operating earnings per common and common equivalent share
  (diluted) (pro forma in 1997)(1)..........................   $     0.41         $     0.29
                                                               ==========         ==========


---------------

(1) Shares and per share amounts for 1997 have been restated to reflect the 706-for-1 stock split that occurred in June, 1997 in conjunction with the initial public offering of the Company's Class A Common Stock.


(2) "Operating earnings" is defined as net income applicable to common shareholders (i) excluding, net of tax, realized investment gains and losses, non-recurring charges and for 1997, income from defined benefit pension plan asset management operations which were sold in November 1997; and (ii) including, for 1997, the net pro forma effect on earnings of an adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred on January 1, 1997.

                                  RISK FACTORS


     An investment in the Class A Common Stock involves a significant degree of risk. In determining whether to make an investment in the Class A Common Stock, prospective investors should consider carefully all of the information set forth in this Prospectus or incorporated herein by reference and, in particular, the following factors.


INTEREST RATE RISK

     The Company's spread-based business is subject to several inherent risks arising from movements in interest rates, especially if the Company fails to anticipate or respond to such movements. First, interest rate changes can cause compression of the Company's net spread between interest earned on investments and interest credited on customer deposits, thereby adversely affecting the Company's results. Second, if interest rate changes produce an unanticipated increase in surrenders of the Company's spread-based products, the Company may be forced to sell investment assets at a loss in order to fund such surrenders. Finally, changes in interest rates can have significant effects on the performance of the Company's portfolio of mortgage-backed securities ("MBSs"), including its collateralized mortgage obligations ("CMOs"), as a result of changes in the prepayment rate of the loans underlying such securities.


     Spread Compression. The Company will experience spread compression when it is unable to maintain the margin between its investment earnings and its crediting rates. When interest rates rise, the Company may not be able to replace the assets in its investment portfolio with sufficient higher-yielding assets to fund higher crediting rates or to maintain full profit margins without assuming excessive asset side risk. As a result, the Company may experience either a decrease in sales and an increase in surrenders (as described below) where it is able to maintain its spread by not raising its crediting rates, or spread compression if it is willing or contractually required to increase its crediting rates. Conversely, when interest rates fall, the Company would have to reinvest the cash received from its investments (i.e., interest and payments of principal upon maturity or redemption) in the lower-yielding instruments then available. If the Company chose not to or was unable (i.e., due to guaranteed minimum or fixed crediting rates or limitations on the frequency of crediting-rate resets) to reduce the crediting rate on its spread-based products or acquire relatively higher-risk securities yielding higher rates of return, spread compression would occur.



     Increase in Surrenders. If, as a result of interest rate increases, the Company were unable or chose not to raise its crediting rates to keep them competitive, the Company might experience an increase in surrenders. If the Company lacked sufficient liquidity, the Company might have to sell investment securities to fund associated surrender payments. Because the value of such securities would likely have decreased in response to the increase in interest rates, the Company would realize a loss on such sales. Although certain of the Company's products contain market value adjustment features which approximate and transfer such loss to the customer if the selected time horizon for the fixed return investment is terminated prior to maturity, there can be no assurance that the Company would be fully insulated from realizing any losses on sales of its securities. In addition, regardless of whether the Company realizes an investment loss, the surrenders would produce a decrease in invested assets, with an adverse effect on future earnings therefrom. Finally, premature surrenders also cause the Company to accelerate amortization of deferred policy acquisition costs and value of insurance in force which would otherwise be amortized over a longer period, but the impact of such acceleration generally would be offset to some extent by surrender charge fees. Policies issued by the Company's insurance subsidiaries include lapse protection provisions that help to deter surrenders when interest rates rise. Surrender charges are generally assessable within the first five to seven years after a policy is issued. The Company realized surrender charge income of $4.5 million on net surrenders of $344.5 million in 1997. At December 31, 1997, approximately 57% of the Company's insurance subsidiaries' customer deposits had surrender penalties or other such restrictions or were not subject to withdrawal.


     MBS Prepayment and Extension. MBSs, including CMOs, are subject to prepayment risks that vary with, among other things, interest rates. Such securities accounted for approximately 41% of the Company's investment portfolio as of December 31, 1997. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and refinanced by the borrowers in order to take advantage of the lower rates. MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) will incur a reduction in yield or a loss as a result of such prepayments. In addition, during such periods, the Company will generally be unable to reinvest the proceeds of any such prepayment at comparable yields. Conversely, during periods of rising interest rates, prepayments generally slow. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) will incur a decrease in yield or a loss as a result of slower prepayments. The gross unamortized premiums and unaccreted discounts of the Company's MBSs were $44.5 million and $82.7 million, respectively, at December 31, 1997.

     The Company follows asset/liability strategies that are designed to mitigate the effect of interest rate changes on the Company's profitability. However, there can be no assurance that management will be successful in implementing such strategies and achieving adequate investment spreads.

LIMITED OPERATING HISTORY; VARIABILITY OF OPERATING RESULTS

     The Company has a limited operating history and sustained net losses for the years ended December 31, 1994 and 1993 of $16.8 million and $40.8 million, respectively. In 1994, these losses principally related to realized investment losses due to the sale of fixed-maturity securities during a period of rising interest rates, and in 1993, these losses related primarily to writedowns due to other-than-temporary impairments in the value of certain investments in real estate and joint ventures that occurred prior to the acquisition of the Integrity Companies (as defined herein). Although the Company reported net income of $27.6 million, $23.4 million and $11.9 million for the years ended December 31, 1997, 1996 and 1995, respectively, there can be no assurance that the Company will be able to sustain profitable operations in the future. In addition, the Company may experience substantial variability in its earnings from period to period, especially in view of the Company's active management of its investment portfolio which may produce significant realized investment gains or losses in a particular period as a result of changes in prevailing interest rates.

COMPETITION; RATINGS


     The Company operates in a highly competitive industry. The Company's insurance subsidiaries compete in their markets with numerous major national life insurance companies and insurance holding companies, many of which have substantially greater capital and surplus, larger and more diversified portfolios of life insurance policies and annuities, higher credit ratings, greater economies of scale and greater access to distribution channels than the Company's subsidiaries. Due to certain Supreme Court decisions, a ruling by the office of the Comptroller of the Currency and other legislative and industry developments, the Company's insurance subsidiaries also encounter increasing competition from banks, securities brokerage firms and other financial intermediaries marketing insurance products, annuities and other forms of savings and pension products. Competition in the insurance industry is based on many factors, including the overall financial strength and reputation of the insurer, pricing and other terms and conditions of the offered product, levels of customer service, access to distributor channels and experience in the business, ratings assigned by A.M. Best Company, Inc. ("A.M. Best"), and the claims-paying ability ratings assigned by nationally recognized statistical rating organizations. Many financial institutions and broker-dealers focus on the A.M. Best and claims-paying ability ratings of an insurer in determining whether to market the insurer's annuities. As a result, if any of the Company's insurance subsidiaries' ratings were downgraded from their current levels or if the ratings of the Company's competitors improved and those of the Company's insurance subsidiaries did not, the ability of the Company to distribute its products and the persistency of its existing business could be adversely affected. Each of the rating agencies reviews its ratings periodically, and there can be no assurance that the Company's insurance subsidiaries' current ratings will be maintained in the future. See "Business -- Ratings and Rating Agencies" and "-- Competition."


HOLDING COMPANY STRUCTURE; DIVIDEND RESTRICTIONS


     The Company is a holding company with no direct operations, and its principal assets consist of the capital stock of Integrity Holdings, which owns Integrity Life Insurance Company ("Integrity") and National Integrity Life Insurance Company ("National Integrity" and, together with Integrity, the "Integrity Companies") (domiciled in the States of Ohio and New York, respectively), SBM Certificate Company

("SBM") and ARM Securities Corporation ("ARM Securities"). The Company relies primarily on management fees, dividends and other distributions from its insurance and non-insurance subsidiaries to meet ongoing cash requirements, including amounts required for payment of interest and principal on outstanding debt obligations, preferred stock dividends and corporate expenses. The ability of the Integrity Companies to pay dividends to the Company in the future is subject, among other things, to regulatory restrictions of their respective states of domicile and will depend on their statutory surplus and earnings. Because National Integrity is a subsidiary of Integrity, dividend payments by National Integrity to Integrity must be made in compliance with New York standards, and the ability of Integrity to pass those dividends on to the Company is subject to compliance with Ohio standards. From time to time, the National Association of Insurance Commissioners (the "NAIC") and various state insurance regulators have considered, and may in the future consider, proposals to further restrict dividend payments that may be made by an insurance company without regulatory approval. No assurance can be given that there will not be any further regulatory action restricting the ability of the Company's insurance subsidiaries to pay dividends. Inability on the part of Integrity or National Integrity to pay dividends to the Company in an amount sufficient to enable the Company to meet its debt service and other cash requirements (including dividend payments on the Common Stock) could have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Financial Resources" and
"Business -- Regulation."



     The Company's credit agreement dated June 24, 1997, as amended (the "Credit Agreement"), provides that the Company may not pay dividends or make distributions with respect to shares of Common Stock that exceed the greater of one-third of the Company's net income (in the preceding fiscal year) and $3 million. The ability of the Company to pay dividends on the Common Stock is also subject to the prior declaration and payment of accrued cumulative dividends on the Company's 9 1/2% Cumulative Perpetual Preferred Stock (the "Perpetual Preferred Stock") and to limitations contained in the Company's credit facilities with banks. See "Description of Capital Stock -- Preferred Stock."


DEPENDENCE ON CERTAIN THIRD-PARTY RELATIONSHIPS


     The Company uses third-party marketing organizations with sales networks to distribute certain of its retail annuity products. One such organization, Financial Marketing Group, Inc. ("FMG"), supplements the Company's in-house wholesaling unit by performing this function for certain independent broker-dealers. Under this arrangement, the Company signs sales agreements with each individual broker-dealer recruited by FMG and pays an override commission to FMG based on the sales of those broker-dealers. Broker-dealers affiliated with FMG accounted for 45% of total retail sales, and 11% of total retail and institutional sales for the year ended December 31, 1997. No individual broker-dealer affiliated with FMG accounted for more than 9% of total retail sales for the year ended December 31, 1997. In addition to FMG, the Company utilizes PaineWebber Incorporated ("PaineWebber") in the stockbroker channel for the distribution of certain products. For the year ended December 31, 1997, approximately 13% of the Company's total retail sales and approximately 3% of total retail and institutional sales were made through PaineWebber. The Company also relies on its joint venture with General American for the issuance of funding agreements and GIC policies to institutional customers. In recent periods, internal growth of the Company's spread-based business has been largely dependent on the sales of funding agreements and GICs marketed by the Company and issued by General American under the joint venture with the Company. Sales of funding agreements and GICs accounted for 82% of the Company's sales of spread products for the year ended December 31, 1997. For the same period, 65% of all institutional spread product sales were made through General American, or 48% of total retail and institutional sales. If demand for funding agreements and GIC products, or the Company's ability to market such products, were to decrease, the Company's results of operations could be adversely affected. The loss of the wholesaler FMG, of PaineWebber or of General American as a marketing partner, or the impairment of the reputation or creditworthiness of any of them, could materially adversely affect the Company's ability to market its retail products or funding agreements and GICs until another distribution source or marketing partner could be found. There can be no assurance that the Company would be able to find an alternate source of distribution in a timely manner.

REGULATION

     The Company's businesses and operations are subject to various federal and state laws and regulations which, among other things, grant supervisory agencies broad administrative powers over such businesses and operations, including the power to limit or restrict such businesses if they fail to comply with applicable laws and regulations.


     The Company's insurance subsidiaries are regulated by insurance regulators in Ohio and New York as well as in other jurisdictions in which they are licensed or authorized to do business. Insurance laws and regulations, among other things, establish minimum capital requirements and limit the amount of dividends and other payments insurance companies can make without prior regulatory approval and impose restrictions on the amount and type of investments such companies may hold. In addition, variable annuities and related separate accounts of the Company's insurance subsidiaries are subject to regulation by the Securities and Exchange Commission (the "Commission") under the Securities Act and the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Company's non-insurance operations are also subject to extensive regulation, including regulation under the Exchange Act, the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act, various other federal and state securities laws and regulations and by the National Association of Securities Dealers, Inc. (the "NASD"). The Company cannot predict, and no assurance can be given as to, the effect that any future regulation or changes in interpretation of existing regulation may have on the financial condition or operations of the Company.


     As required by the Investment Company Act and the Advisers Act, the Company's standard investment management and investment advisory agreements provide that such agreements with registered investment companies terminate automatically upon their assignment and agreements with other persons may not be assigned by a party without the prior written consent of the other party. The Investment Company Act and the Advisers Act define the term "assignment" to include any "direct or indirect transfer" of a "controlling block of the voting securities" of the Company. The Investment Company Act presumes that any person holding more than 25% of the voting stock of any person "controls" such person. Following completion of the Offering, significant purchases or sales of Common Stock by the Company or any stockholder, among other things, may raise issues relating to assignments of the Company's investment management and investment advisory agreements.

     Under the insurance guaranty fund laws existing in each state, insurers licensed to do business in such state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because such assessments are typically not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, the Company cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time. In connection with the acquisition by the Company of the Integrity Companies from The National Mutual Life Association of Australasia Limited ("National Mutual"), National Mutual agreed to indemnify the Company with regard to guaranty fund assessments levied in respect of companies declared insolvent or subject to conservatorship prior to November 26, 1993. No assurance can be given that the Company's reserve for assessments or such indemnity will be adequate in the event of any loss suffered by the Company in respect of any assessment made under state insurance guaranty fund laws. The Company estimates its reserve for assessments using information provided by the National Organization of Life and Health Guaranty Associations. The reserve does not include any provision for future assessments related to unknown failures or to known failures for which no estimate of the Company's exposure can currently be made. The insolvency of large life insurance companies in future years could result in additional material assessments to the Company by state guaranty funds that could have a material adverse impact on the Company's future earnings and liquidity. See "Business -- Regulation."

FEDERAL INCOME TAX TREATMENT OF ANNUITY PRODUCTS

     Current United States federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by the holder of an annuity. Taxes, if any, are payable on the accumulated tax-deferred earnings when these earnings are paid to such holder. In the event that the United States federal income tax laws are changed such that accumulated earnings on annuity products do not enjoy the tax deferral described above or that another product acquires similar or preferred tax-advantaged status, consumer demand for annuity products may decline substantially.


     In recent years, several proposals have been made to change the federal income tax system. These proposals have included various flat tax rate and consumption taxes. Under a proposal currently included in the Clinton Administration's Fiscal Year 1999 Budget, all exchanges involving a variable annuity contract and all reallocations within variable annuity contracts would be taxed. Such transfers are currently tax-free. An additional proposal would reduce the policyholder's tax basis in an annuity contract by an amount equal to specified expense charges. There can be no assurance that, if enacted, such changes to existing federal income tax laws will not result in a material decrease in the demand for the Company's annuity products. Such a decrease could adversely affect the operations and business prospects of the Company.


DEPENDENCE ON KEY PERSONNEL


     The success of the Company will depend, to a significant extent, upon the continued services of the key executive officers of the Company. The loss or unavailability of such key executive officers or the inability to attract or retain key employees in the future could have an adverse effect upon the Company's operations. See "Management."


ANTI-TAKEOVER PROVISIONS

     Under applicable state insurance laws and regulations, no person may acquire control of any of the insurance subsidiaries of the Company or any corporation controlling them unless such person has filed a statement containing specified information with appropriate regulatory authorities and approval for such acquisition is obtained. Under applicable laws and regulations, any person acquiring, directly by stock ownership or indirectly (by revocable proxy or otherwise), 10% or more of the voting stock of any other person is presumed to have acquired control of such person, and a person who beneficially acquires 10% or more of the Class A Common Stock of the Company without obtaining the approval of the applicable state insurance regulator would be in violation of such state's insurance holding company act and would be subject to injunctive action requiring disposition or seizure of the shares and prohibiting the voting of such shares, as well as other action determined by the applicable regulatory authority.

     Certain provisions of the Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Restated By-laws (the "By-laws") of the Company and certain provisions of the Delaware General Corporation Law may also have the effect of discouraging or making more difficult a takeover attempt that a stockholder might consider in its best interest. See "Description of Capital Stock -- Preferred Stock," "-- Restated Certificate of Incorporation and By-laws" and "-- Section 203 of the Delaware General Corporation Law."

SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, there will be 23,397,471 shares of Common Stock outstanding, of which 19,997,339 shares will be tradeable without restrictions by persons other than "affiliates" (as defined in the Securities
Act) of the Company. The remaining shares of Common Stock will be "restricted" securities within the meaning of the Securities Act and may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144 under the Securities Act.



     Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales may occur, could adversely affect the market price prevailing from time to time of the Class A Common Stock in the public market and could impair the Company's ability to raise additional capital through the sale of its equity securities. Pursuant to a Second Amended and Restated Stockholders' Agreement (the "Stockholders Agreement"), the Company has granted the Morgan Stanley Stockholders certain "demand" and "piggyback" registration rights with respect to the shares of Common Stock that the Morgan Stanley Stockholders will continue to hold after the Offering. See "Shares Eligible for Future Sale."


YEAR 2000

     The Company is currently evaluating, on an ongoing basis, its computer systems and the systems of other companies on which the Company's operations rely to determine if they will function properly with respect to dates in the year 2000 and beyond. These activities are designed to ensure that there is no adverse effect on the Company's core business operations. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's operations rely will be converted on a timely basis and will not have a material effect on the Company. The cost of the Company's Year 2000 initiatives is not expected to be material to the Company's results of operations or financial condition.


                                USE OF PROCEEDS



     The Company will not receive any of the proceeds from the sale of the shares of Class A Common Stock by the Selling Stockholders in the Offering.

                          PRICE RANGE OF COMMON STOCK


     During the fiscal year ended December 31, 1996, there was no market for the Class A Common Stock. The Class A Common Stock began trading on the American Stock Exchange under the symbol "ARM" on June 19, 1997. The following table sets forth, for the periods indicated, which correspond to the Company's quarterly fiscal periods for financial reporting purposes, the high and low reported sale prices per share of the Class A Common Stock on the American Stock Exchange and cash dividends declared per share of Class A Common Stock.



                                               CLASS A COMMON
                                                 STOCK PRICE        CASH DIVIDENDS
                                               ---------------         DECLARED
                                               HIGH       LOW         PER SHARE
                                               -----      ----      --------------
1997:
  Second Quarter (from June 19, 1997)........   $20       $18 1/2       $  --
  Third Quarter..............................    23 13/16  19 7/16       0.02
  Fourth Quarter.............................    26 3/8    20            0.02
1998:
  First Quarter..............................   $26 3/4   $20 13/16     $0.02
  Second Quarter (through April 20, 1998)....    24        22 3/8          --(1)


---------------

(1) The Company intends to declare a cash dividend of $.04 per share, payable in the second quarter of 1998. See "Dividend Policy."



     On April 20, 1998, the reported last sales price of the Class A Common Stock on the American Stock Exchange was $22 1/2 per share. On April 20, 1998, the NYSE approved the Company's application to list the Class A Common Stock on the NYSE. The Company anticipates that the Class A Common Stock will begin trading on the NYSE prior to the consummation of the Offering. Prospective purchasers of shares of Class A Common Stock are urged to obtain current quotations for the market price of the Class A Common Stock.


                                DIVIDEND POLICY


     Since the initial public offering of the Class A Common Stock in June 1997, the Company has paid quarterly cash dividends on the Common Stock of $.02 per share, commencing with the dividend paid in the third quarter of 1997. While future dividends will be subject to the discretion of the Company's Board of Directors and the other factors described below, the Board of Directors currently intends to declare and pay regular quarterly cash dividends of $.04 per share, commencing with the dividend payable in the second quarter of 1998. Future dividends will depend on various factors, including the Company's results of operations, financial condition, capital requirements, investment opportunities and legal and regulatory restrictions on the payment of dividends to the Company by its insurance subsidiaries. The payment of dividends will also be subject to compliance with the financial covenants and restrictions contained in the Company's debt agreements including, under the Credit Agreement, a restriction on the Company's ability to pay dividends or make distributions with respect to shares of Common Stock that exceed the greater of one-third of the Company's net income (in the preceding fiscal year) and $3 million. There can be no assurance as to whether or when the Company's Board of Directors will change its current policy regarding dividends.


     Under the terms of the Perpetual Preferred Stock, before dividends may be declared or paid on the Common Stock, the Company must pay all accrued cumulative quarterly dividends on the Perpetual Preferred Stock. Dividends accrue on the Perpetual Preferred Stock at an annual rate of 9 1/2% or an aggregate of $4.8 million annually.


     The Company is a holding company with no direct operations, and its principal assets consist of the capital stock of Integrity Holdings (which owns the Integrity Companies), SBM and ARM Securities. The Company relies primarily on management fees, dividends and other distributions from its insurance and non-insurance subsidiaries to meet ongoing cash requirements, including amounts required for payment of interest and principal on outstanding debt obligations, preferred stock dividends and corporate expenses. The Integrity Companies are subject to the laws of the states in which they are domiciled that limit the amount of dividends that an insurance company can pay. The maximum dividend payments that could be made by Integrity to the Company during 1997 were $26 million; dividends in the amount of $26 million were paid during 1997. For 1998, the maximum dividend payments that may be paid by Integrity to the Company without prior regulatory approval are $38 million, of which $6 million has been paid through March 31, 1998. See "Risk Factors -- Holding Company Structure; Dividend Restrictions" and "Business -- Regulation -- Dividend Restrictions."

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization, based on carrying amount, of the Company at December 31, 1997 and as adjusted to give effect to the sale by the Morgan Stanley Stockholders of all of their shares of Class B Common Stock which, upon such sale, will automatically be converted into shares of Class A Common Stock. See "Principal and Selling Stockholders." This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto and other financial and operating information included or incorporated by reference elsewhere in this Prospectus.


                                                                 DECEMBER 31, 1997
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Long-term debt..............................................  $ 38,000     $ 38,000
                                                              --------     --------
Shareholders' equity:
  Preferred Stock, $.01 par value, $25.00 stated value;
     2,300,000 shares authorized; 2,000,000 shares issued
     and outstanding........................................    50,000       50,000
  Class A Common Stock, $.01 par value; 150,000,000 shares
     authorized, 21,316,068 shares issued and outstanding
     and 23,263,714 shares issued and outstanding as
     adjusted(a)............................................       213          232
  Class B Common Stock, $.01 par value, 50,000,000 shares
     authorized, 1,947,646 shares issued and outstanding and
     no shares issued and outstanding as adjusted...........        19           --
  Additional paid-in capital................................   211,430      211,430
  Net unrealized gains on available-for-sale securities.....    20,300       20,300
  Retained earnings.........................................    25,583       25,583
                                                              --------     --------
     Total shareholders' equity.............................   307,545      307,545
                                                              --------     --------
          Total capitalization..............................  $345,545     $345,545
                                                              ========     ========

---------------

(a) Excludes 2,026,629 shares of Common Stock issuable upon exercise of vested and unvested options outstanding at April 20, 1998 and approximately 400,000 shares of Common Stock issuable upon exercise of options which the Company intends to grant under the 1997 Equity Plan in the second quarter of 1998.

                              SELECTED HISTORICAL

                   CONSOLIDATED FINANCIAL DATA AND OTHER DATA

     The following table sets forth selected historical financial information of the Company and its subsidiaries for the years ended December 31, 1997, 1996, 1995 and 1994, for the period from November 27, 1993 through December 31, 1993, and for the period from January 1, 1993 through November 26, 1993 (for the Historical Integrity Companies). The financial information has been derived from consolidated financial statements of the Company, prepared in conformity with GAAP, that have been audited by Ernst & Young LLP.


     Effective May 31, 1995, the Company acquired substantially all of the assets and business operations of SBM. This acquisition was accounted for as a purchase, and the results of operations of the acquired businesses are included in the Company's historical financial information from the date of acquisition. Because 1997 and 1996 include full years of acquired SBM business operations compared to seven months in 1995, the results of operations for 1997, 1996, 1995, and 1994 are not completely comparable. "Historical Integrity Companies" refers to operations, for accounting and reporting purposes, prior to the Company's November 26, 1993 acquisition of the Integrity Companies. The Historical Integrity Companies' results of operations for 1993 are presented for purposes of comparison; however, because of purchase accounting adjustments, a new capital structure and new management team resulting from that acquisition, the Company's results have differed from the results of the Historical Integrity Companies.



     The selected historical financial information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and the notes thereto and other financial and operating information included elsewhere in this Prospectus.

                                                                                                                     HISTORICAL
                                                                                                                      INTEGRITY
                                                                             THE COMPANY                            COMPANIES(1)
                                                     ------------------------------------------------------------   -------------
                                                                                                     PERIOD FROM     PERIOD FROM
                                                                                                     NOVEMBER 27,    JANUARY 1,
                                                                YEAR ENDED DECEMBER 31,              1993 THROUGH   1993 THROUGH
                                                     ---------------------------------------------   DECEMBER 31,   NOVEMBER 26,
                                                       1997        1996        1995        1994          1993           1993
                                                     ---------   ---------   ---------   ---------   ------------   -------------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Investment income..................................  $ 329,979   $ 250,031   $ 196,024   $ 149,142     $ 16,260       $ 148,120
Interest credited on customer deposits.............   (247,418)   (182,161)   (146,867)   (116,463)     (13,563)       (116,341)
                                                     ---------   ---------   ---------   ---------     --------       ---------
  Net investment spread............................     82,561      67,870      49,157      32,679        2,697          31,779
Fee income:
  Variable annuity fees............................     14,630      10,786       7,238       4,291           91           1,000
  Asset management fees............................      8,595       5,780       3,161          --           --              --
  Other fee income.................................      1,386       1,267         949       4,100          369           1,258
                                                     ---------   ---------   ---------   ---------     --------       ---------
  Total fee income.................................     24,611      17,833      11,348       8,391          460           2,258
Other income and expenses:
  Surrender charges................................      4,482       5,024       3,339       2,356          145           1,615
  Operating expenses...............................    (32,528)    (31,055)    (22,957)    (21,484)      (1,423)        (30,663)
  Commissions, net of deferrals....................     (2,218)     (2,372)     (1,557)     (2,551)        (309)         (4,877)
  Interest expense on debt.........................     (2,517)     (3,146)     (3,461)     (3,136)        (245)           (133)
  Amortization:
    Deferred policy acquisition costs..............    (10,416)     (6,835)     (2,932)     (1,296)         (12)         (1,470)
    Value of insurance in force....................     (9,293)     (7,320)     (7,104)     (3,830)        (552)         (6,444)
    Acquisition-related deferred charges...........       (503)     (1,503)     (9,920)     (2,163)        (249)             --
    Goodwill.......................................       (424)       (488)       (358)         --           --              --
  Non-recurring charges(2):
    Stock-based compensation.......................     (8,145)         --          --          --           --              --
    Other..........................................     (6,678)     (5,004)         --          --           --              --
  Other, net.......................................       (386)     (5,366)       (687)      4,972          (46)             --
                                                     ---------   ---------   ---------   ---------     --------       ---------
    Total other income and expenses................    (68,626)    (58,065)    (45,637)    (27,132)      (2,691)        (41,972)
Realized investment gains (losses).................      3,192         907       4,048     (36,727)         (79)        (32,776)
                                                     ---------   ---------   ---------   ---------     --------       ---------
Income (loss) before income taxes..................     41,738      28,545      18,916     (22,789)         387         (40,711)
Income tax benefit (expense).......................    (14,139)     (5,167)     (7,026)      6,018         (508)             --
                                                     ---------   ---------   ---------   ---------     --------       ---------
Net income (loss)..................................     27,599      23,378      11,890     (16,771)        (121)      $ (40,711)
                                                                                                                      =========
Dividends on preferred stock.......................     (4,750)     (4,750)     (4,750)     (4,750)        (462)
                                                     ---------   ---------   ---------   ---------     --------
Net income (loss) applicable to common
  shareholders.....................................  $  22,849   $  18,628   $   7,140   $ (21,521)    $   (583)
                                                     =========   =========   =========   =========     ========
  Net income (loss) per common and common
    equivalent share (diluted)(3)..................  $    1.07   $    1.06   $     .49   $   (2.03)    $   (.06)
                                                     =========   =========   =========   =========     ========
Average common and common equivalent shares
  outstanding(3)...................................     21,305      17,498      14,614      10,590       10,590
                                                     =========   =========   =========   =========     ========
OTHER OPERATING DATA:
Operating earnings (loss)(4).......................  $  34,149   $  22,227   $   4,509   $   2,352     $   (532)
                                                     =========   =========   =========   =========     ========
Operating earnings (loss) per common and common
  equivalent share (diluted)(3)....................  $    1.60   $    1.27   $     .31   $     .22     $   (.05)
                                                     =========   =========   =========   =========     ========
Pro forma operating earnings(5)....................  $  36,343   $  26,789
                                                     =========   =========
Pro forma operating earnings per common and common
  equivalent share (diluted)(3)....................  $    1.51   $    1.13
                                                     =========   =========



                                                                                       DECEMBER 31,
                                                              --------------------------------------------------------------
                                                                 1997         1996         1995         1994         1993
                                                              ----------   ----------   ----------   ----------   ----------
                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Total cash and investments(6)...............................  $4,467,477   $3,347,477   $2,798,027   $1,782,501   $2,103,856
Assets held in separate accounts............................   2,439,884    1,135,048      809,927      506,270      231,687
Total assets(6).............................................   7,138,424    4,701,664    3,793,580    2,447,888    2,427,886
Long-term debt..............................................      38,000       40,000       40,000       40,000       40,000
Total liabilities...........................................   6,830,879    4,519,722    3,605,589    2,462,021    2,315,535
Shareholders' equity:
  Carrying amount(6)........................................     307,545      181,942      187,991      (14,133)     112,351
  Excluding the effects of SFAS No. 115(7)..................     287,245      178,273      159,461       90,816          n/a(9)
  Fair value(8).............................................     321,087      224,276      187,721      115,192      111,709



                                                   (footnotes on following page)

---------------

(1) The Company had no significant business activity until November 26, 1993, when it acquired the Integrity Companies from National Mutual. Result of operations prior to the acquisition for the period from January 1, 1993 through November 26, 1993 are presented for comparative purposes.



(2) The Company recorded non-recurring charges of $14.8 million for 1997 including (i) a one-time non-cash stock-based compensation charge of $8.1 million related to the aggregate difference between the initial public offering price of $15.00 per share of Class A Common Stock and the exercise price of all of the then-outstanding options; and (ii) costs primarily attributable to the relocation and consolidation of the Company's operations facilities from Ohio to Louisville, Kentucky. The Company recorded a non-recurring charge of $5.0 million in 1996 that also included $3.2 million for facilities consolidation and costs of $1.8 million primarily related to merger and acquisition activity that did not result in a transaction.



(3) Shares and per share amounts have been restated, for all periods presented, to reflect the 706-for-1 stock split that occurred in June, 1997 in conjunction with the initial public offering of the Company's Class A Common Stock.


(4) "Operating earnings" is defined as net income applicable to common shareholders, excluding net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997.


(5) Operating earnings including a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred at the beginning of the period.



(6) Total cash and investments, total assets and carrying amount shareholders' equity for the periods ending subsequent to December 31, 1993 reflect a change in accounting principle for the January 1, 1994 adoption of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."



(7) Excludes from carrying amount of shareholders' equity the net unrealized gains and losses on securities classified as available-for-sale, net of related amortization and taxes.



(8) The methodologies used to estimate fair value are described in the notes to the consolidated financial statements contained elsewhere in this Prospectus.



(9) Not applicable.

                              RECENT DEVELOPMENTS



     On April 20, 1998, the NYSE approved the Company's application to list the Class A Common Stock on the NYSE. The Company anticipates that the Class A Common Stock will begin trading on the NYSE prior to the consummation of the Offering.



     On April 21, 1998, the Company announced that its operating earnings for the first quarter of 1998 were $10.0 million, or 41 cents per share, compared to pro forma operating earnings of $7.0 million, or 29 cents per share, for the same period in 1997, an increase of 41% per share. Operating earnings is defined as net income applicable to common shareholders excluding, net of tax, realized investment gains and losses, non-recurring charges and for 1997, income from defined benefit pension plan asset management operations which were sold in November 1997. Pro forma operating earnings in 1997 include a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred on January 1, 1997.



     Total sales rose to $568.7 million for the first quarter of 1998 compared to $353.7 million for the first quarter of 1997. This represents a 61% increase over the same period one year ago. Total retail sales increased by 16% to $121.5 million due to new product introductions and expanded distribution capabilities. Total institutional sales increased 80% to $447.2 million due to increased sales of institutional funding agreements.



     Net investment spread increased to $22.7 million for the first quarter of 1998 from $18.4 million for the same period in 1997. Net income applicable to common shareholders increased to $9.8 million, or 40 cents per share, from $6.4 million, or 37 cents per share. Net income in the first quarter of 1998 includes a one-time $3.6 million charge as part of a retirement arrangement for John Franco, the Company's former co-chairman and co-chief executive officer. This charge consists of a $2.1 million non-cash item in connection with the vesting of the unvested portion of Mr. Franco's stock options and a $1.5 million item for the remaining compensation under his employment agreement. Net income in 1998 also includes realized investment gains, net of tax, of $3.4 million. Net income in the first quarter of 1997 included a charge of $1.4 million as part of the Company's consolidation of operating facilities and realized investment gains, net of tax, of $1.5 million.



     The following table sets forth selected financial information of the Company and its subsidiaries for the three months ended March 31, 1998 and 1997.

                                                                     THREE MONTHS
                                                                         ENDED
                                                                       MARCH 31,
                                                              ---------------------------
                                                                 1998             1997
                                                              ----------       ----------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
INCOME STATEMENT DATA:
Investment income...........................................  $  104,406       $   69,700
Interest credited on customer deposits......................     (81,680)         (51,325)
                                                              ----------       ----------
  Net investment spread.....................................      22,726           18,375
Fee income:
  Variable annuity fees.....................................       4,426            3,239
  Asset management fees.....................................          --            1,884
  Other fee income..........................................         232              397
                                                              ----------       ----------
    Total fee income........................................       4,658            5,520
Other income and expenses:
  Surrender charges.........................................       1,334              882
  Operating expenses........................................      (7,550)          (8,156)
  Commissions, net of deferrals.............................        (598)            (638)
  Interest expense on debt..................................        (617)            (686)
  Amortization:
    Deferred policy acquisition costs.......................      (2,724)          (2,175)
    Value of insurance in force.............................      (1,531)          (2,241)
    Acquisition-related deferred charges....................        (126)            (126)
    Goodwill................................................         (94)            (122)
  Non-recurring charges.....................................      (3,570)          (1,445)
  Other, net................................................        (593)            (995)
                                                              ----------       ----------
    Total other income and expenses.........................     (16,069)         (15,702)
Realized investment gains...................................       5,165            2,231
                                                              ----------       ----------
Income before income taxes..................................      16,480           10,424
Income tax expense..........................................      (5,499)          (2,814)
                                                              ----------       ----------
Net income..................................................      10,981            7,610
Dividends on preferred stock................................      (1,188)          (1,188)
                                                              ----------       ----------
Net income applicable to common shareholders................  $    9,793       $    6,422
                                                              ==========       ==========
Net income per common and common equivalent share
  (diluted)(1)..............................................  $     0.40       $     0.37
                                                              ==========       ==========
Average common and common equivalent shares outstanding
  (1).......................................................      24,352           17,506
                                                              ==========       ==========
OTHER OPERATING DATA:
Operating earnings (pro forma in 1997)(2)...................  $   10,006       $    6,976
                                                              ==========       ==========
Operating earnings per common and common equivalent share
  (diluted) (pro forma in 1997)(1)..........................  $     0.41       $     0.29
                                                              ==========       ==========


---------------

(1) Shares and per share amounts have been restated for 1997 to reflect the 706-for-1 stock split that occurred in June, 1997 in conjunction with the initial public offering of the Company's Class A Common Stock.


(2) "Operating earnings" is defined as net income applicable to common shareholders (i) excluding, net of tax, realized investment gains and losses, non-recurring charges and for 1997, income from defined benefit pension plan asset management operations which were sold in November 1997; and (ii) including, for 1997, the net pro forma effect on earnings of an adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred on January 1, 1997.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

     The Company specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's products and services are sold in two principal markets, the retail and institutional markets, through a broad spectrum of distribution channels.

     The Company derives its earnings from the investment spread and fee income generated by the assets it manages. The Company earns a spread between what is earned on invested assets and what is credited to customer accounts with its retail spread products (primarily fixed annuities) and institutional spread products (funding agreements and GICs). The Company receives a fee in exchange for managing customers' deposits, and the customer accepts the investment risk with its retail variable products (variable annuities). The Company believes that market forces and population demographics are producing and will continue to generate strong consumer demand for long-term savings and retirement products, including variable, indexed and fixed annuity products. In addition, the Company expects to benefit from the growing institutional marketplace by increasing penetration in the stable value and fixed income markets and developing new products and applications. Although the Company's core business is developing and managing spread-based investment products, it has also focused on the development of its fee-based variable annuity business in addition to exploring other alternatives to increase the size of its fee-based business, such as expanded offerings of synthetic GICs. Fee-based business is less capital intensive than spread-based business and provides the Company with diversified sources of income.


     On November 7, 1997, the Company transferred substantially all of the assets and operations of ARM Capital Advisors, Inc. ("ARM Capital Advisors") to ARM Capital Advisors, LLC ("New ARMCA") and sold an 80% interest in New ARMCA. Although third-party assets managed by ARM Capital Advisors grew since 1995 when ARM Capital Advisors began its operations, the Company believes that market attitudes towards developing an asset management service for defined benefit pension plans within a holding company structure consisting predominantly of insurance companies constrained ARM Capital Advisors' growth.


     On December 13, 1996, the Company transferred its contracts to perform management and advisory services for the State Bond Mutual Funds to Federated Investors for $4.5 million. Had the sale of ARM Capital Advisors' operations and the sale of the management contracts for the State Bond Mutual Funds occurred on January 1, 1995, they would not have had a material effect on the Company's net income for the years ended December 31, 1997, 1996 and 1995.


     The following discussion compares the results of operations for the Company for the three years ended December 31, 1997. As the Company acquired substantially all of the assets and business operations of SBM effective May 31, 1995, results for 1996 and 1997 each include a full year of acquired SBM business operations compared to seven months in 1995. Therefore, results of operations for 1995 are not completely comparable with 1996 and 1997. For certain financial information regarding the Company's business segments, see
Note 13 to the consolidated financial statements contained elsewhere in this Prospectus.


RESULTS OF OPERATIONS

  1997 Compared to 1996

     Net income during 1997 was $27.6 million compared to $23.4 million for 1996. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold) were $34.1 million and $22.2 million for 1997 and 1996, respectively. The increase in operating earnings is primarily attributable to an increase in net investment spread due to both deposit growth from sales of retail and institutional spread products and ongoing asset/liability management and, to a lesser extent, an increase in fee income as a result of a larger base of variable annuity deposits.

     Pro forma operating earnings (operating earnings including a pro forma adjustment to reflect investment income at an assumed rate of 7.5% on the net proceeds of the Company's initial public offering of Class A Common Stock assuming it occurred on January 1, 1996) were $36.3 million and $26.8 million for 1997 and 1996, respectively. Pro forma operating earnings per share were $1.51 and $1.13 for the same respective years. This pro forma information is not necessarily indicative of what would have occurred had the offering occurred on the date indicated.



     Operating earnings for retail spread products were 1.36% and 1.30% of average assets under management of $2.76 billion and $2.66 billion for that segment during 1997 and 1996, respectively. This increase in retail spread margins is primarily attributable to ongoing asset/liability management, which generated higher net investment spreads. Operating earnings for institutional spread products were .62% and .57% of average assets under management of $1.48 billion and $567.7 million for that segment during 1997 and 1996, respectively. The increase in institutional spread margins is also primarily attributable to ongoing asset/liability management. Operating earnings for retail variable products (fee business) were .52% and .66% of average assets under management of $970.3 million and $728.2 million for that segment during 1997 and 1996, respectively. The decline in retail variable margins is primarily attributable to lower amortization expense of deferred policy acquisition costs during 1996. The Company's corporate and other segment primarily includes earnings on insurance subsidiaries surplus and holding company cash and investments, marketing partnership and broker-dealer fee income, and unallocated corporate overhead. Income tax expense and preferred stock dividends are not allocated to any segment.


     Net investment spread for the years ended December 31, 1997 and 1996 was as follows:


                                                          YEAR ENDED DECEMBER 31,
                                                       ------------------------------
                                                           1997             1996
                                                       -------------    -------------
                                                       (DOLLARS IN THOUSANDS, EXCEPT
                                                                 AS NOTED)
Investment income....................................    $ 329,979        $ 250,031
Interest credited on customer deposits...............     (247,418)        (182,161)
                                                         ---------        ---------
  Net investment spread..............................    $  82,561        $  67,870
                                                         =========        =========
Investment yield.....................................         7.60%            7.75%
Average credited rate................................        (5.83)%          (5.67)%
                                                         ---------        ---------
  Investment spread rate.............................         1.77%            2.08%
                                                         =========        =========
Average cash and investments (in billions)...........        $4.34              $3.23
Average spread-based customer deposits (in
  billions)..........................................        $4.24              $3.21


     The decrease in the overall investment spread rate from 2.08% in 1996 to 1.77% in 1997 is attributable to a greater proportion of institutional spread product deposits in 1997, which generate lower spreads. Changes in investment yield and interest credited rates must be analyzed in relation to the liability portfolios to which they relate. When analyzed individually, investment spread rates increased in 1997 for both retail and institutional spread products. The investment yield on cash and investments, excluding assets supporting institutional spread product deposits, was 8.04% for 1997, up from 8.01% in 1996. In comparison, the investment yield on cash and investments supporting institutional spread product deposits was 6.74% and 6.53% for 1997 and 1996, respectively. These increases reflect the benefits of ongoing investment portfolio management. Average cash and investments related to institutional spread product deposits grew from $567.7 million during 1996 to $1.48 billion during 1997, causing the aggregate decrease in investment yields. The proceeds from institutional spread product sales are invested in securities of shorter duration (which generally have lower investment yields) than the Company's other investment portfolios. The average credited rate pattern is dependent upon the general trend of market interest rates (which were somewhat higher on the average in 1997), frequency of credited rate resets and business mix. Crediting rates are reset monthly based on the London Interbank Offered Rate ("LIBOR") for institutional spread products and semi-annually or annually for certain fixed annuities. To date, the Company has been able to react to changes in market interest rates and maintain an adequate investment spread without a significant effect on surrender and withdrawal activity, although there can be no assurance that the Company will be able to continue to do so.

     Fee income increased to $24.6 million in 1997 from $17.8 million in 1996. This increase is attributable to variable annuity fees, which are based on the market value of the mutual fund assets supporting variable annuity customer deposits in nonguaranteed separate accounts. Variable annuity fees increased to $14.6 million in 1997 from $10.8 million in 1996 principally due to asset growth from the receipt of variable annuity deposits and from a market-driven increase in the value of existing variable annuity deposits invested in mutual funds. Variable annuity deposits averaged $970.3 million in 1997, an increase from $728.2 million in 1996. In addition, asset management fees earned by ARM Capital Advisors on off-balance sheet assets, primarily related to defined benefit pension plans, increased to $8.6 million in 1997 from $5.8 million in 1996 (which included fees from the State Bond Mutual Funds which were sold by the Company in December 1996), reflecting a significant increase in the average fair value of off-balance sheet assets managed due to sales. As a result of the sale of ARM Capital Advisors' operations and the State Bond Mutual Funds management contracts, asset management fee income will decrease in the future.

     Assets under management as of December 31, 1997 and 1996 were as follows:

                                                        1997                  1996
                                                 -------------------   -------------------
                                                            PERCENT               PERCENT
                                                  AMOUNT    OF TOTAL    AMOUNT    OF TOTAL
                                                 --------   --------   --------   --------
                                                           (DOLLARS IN MILLIONS)
Retail spread products (primarily fixed and
  indexed annuity and face-amount certificate
  deposits)....................................  $2,820.6      41%     $2,646.2      55%
Institutional spread products (funding
  agreement and GIC deposits)..................   2,542.3      37         891.9      18
Retail variable products (variable annuity
  deposits invested in mutual funds)...........   1,129.1      16         844.3      17
Corporate and other:
  Off-balance sheet deposits under marketing
     partnership arrangements..................     232.9       3         366.2       8
  Cash and investments in excess of customer
     deposits..................................     180.8       3          77.0       2
                                                 --------     ---      --------     ---
  Total corporate and other....................     413.7       6         443.2      10
                                                 --------     ---      --------     ---
          Total assets under management........  $6,905.7     100%     $4,825.6     100%
                                                 ========     ===      ========     ===

     The increase in total assets under management was primarily attributable to sales of floating rate funding agreements and GICs to institutional customers and, to a lesser extent, an increase in retail variable product deposits attributable to variable annuity sales and the investment performance of variable annuity mutual funds due to strong stock market returns.

     Sales of retail and institutional spread products include premiums and deposits received for products issued by the Company's insurance and face-amount certificate subsidiaries. Sales of retail variable products include premiums for the investment portfolio options of variable annuity products issued by the Company's insurance subsidiaries.

     Sales by market and type of product for 1997 and 1996 were as follows:

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
                                                             1997          1996
                                                          ----------    ----------
                                                               (IN MILLIONS)
Retail:
  Spread products.......................................   $  382.5      $  130.6
  Variable products.....................................      206.3         200.1
                                                           --------      --------
     Total retail.......................................      588.8         330.7
Institutional:
  Institutional spread products.........................    1,708.7         747.5
                                                           --------      --------
          Total sales...................................   $2,297.5      $1,078.2
                                                           ========      ========


     Total sales during 1997 rose to $2,297.5 million, an increase of approximately 113% over 1996. The growth is primarily attributable to continued diversification and expansion in the retail and institutional markets. The growth in retail spread product sales is largely due to an increase in marketing efforts for the Company's guaranteed rate option annuity products. Institutional spread product sales increased as a result of (i) the addition of sales staff and further penetration into institutional channels; and (ii) the launching of a new funding agreement product. In November 1997, the Company received a deposit of $500 million for the new product, which was sold in partnership with BLB and initially matures in five years and is renewable annually thereafter.


     Net surrenders of retail fixed and variable annuity products issued by the Company's insurance subsidiaries were $344.5 million for 1997 compared to $326.2 million for 1996. Surrender charge income decreased to $4.5 million in 1997 from $5.0 million in 1996. The decrease in surrender charge income is attributable to a larger portion of the surrenders being partial surrenders which do not result in a surrender charge penalty. Retail products issued by the Company's insurance subsidiaries generally include lapse protection provisions that provide a deterrent to surrenders when interest rates rise. These provisions can include surrender charges and market value adjustments on annuity withdrawals. During the period that surrender charges are assessable (generally the first five to seven years after a policy is issued) surrenders are relatively low. The surrender and withdrawal activity in 1996 and 1997 was generally expected by the Company due to the level of customer deposits written several years ago that were subject to declining or expiring surrender charges, and the Company's strategy of maintaining investment spreads. The Company attempts to reduce surrender activity and improve persistency through various programs.


     Operating expenses increased to $32.5 million in 1997 from $31.1 million in 1996. The increase is primarily attributable to increased marketing efforts (including an increase in marketing staff and additional investments in technology) to expand and enhance the support of distribution channels in the retail and institutional markets, partially offset by a reduction in state-mandated guaranty fund assessment accruals. The Company continues to actively pursue and retain producers within its distribution channels to market its products.


     Amortization of deferred policy acquisition costs related to operations was $10.4 million and $6.8 million in 1997 and 1996, respectively. This increase was primarily the result of growth in the deferred policy acquisition cost asset due to additional sales of retail fixed and variable annuity products. Amortization specifically attributable to variable annuity products increased $1.9 million during 1997. Variable costs of selling and issuing the Company's insurance subsidiaries' products (primarily commissions and certain policy issuance and marketing costs) are deferred and then amortized over the expected life of the contract.

     Amortization of value of insurance in force related to operations of $9.3 million and $7.3 million for 1997 and 1996, respectively, primarily reflects the amortization of the value of insurance in force established as an asset by the Company in connection with the acquisition of SBM's insurance subsidiary. The increase in amortization expense corresponds with lower than expected gross margins for that block of annuity business.

     The Company recorded non-recurring charges of $14.8 million for 1997 including (i) a one-time non-cash stock-based compensation charge of $8.1 million related to the aggregate difference between the initial public offering price of $15.00 per share of Class A Common Stock and the exercise price of all of the then-outstanding options; and (ii) other non-recurring costs primarily attributable to the relocation and consolidation of the Company's operations facilities from Ohio to Louisville, Kentucky. The Company recorded a non-recurring charge of $5.0 million in 1996 that also included $3.2 million for facilities consolidation and costs of $1.8 million primarily related to merger and acquisition activity that did not result in a transaction.



     Other expenses, net decreased to $.4 million in 1997 from $5.4 million in 1996. This decrease is attributable to higher mortality costs in 1996 related to immediate annuity deposits. In addition, 1997 benefitted from mortgage loan prepayment penalty income of $2.1 million and the favorable resolution of a reinsurance claim of $2.4 million.



     Realized investment gains, which are reported net of related amortization of deferred policy acquisition costs and value of insurance in force, were $3.2 million in 1997 compared to $.9 million in 1996. Realized investment gains in 1997 include an estimated loss of $4.0 million related to the write-down to fair value of an investment in a fixed income security. Realized investment gains in 1996 include an estimated loss of $15.2 million related to the write-down to fair value of an investment in a fixed income security and a gain of $4.5 million, before selling expenses, related to the transfer of the State Bond Mutual Funds management contracts. Other realized investment gains and losses were primarily interest-rate related and attributable to the ongoing management of the Company's fixed maturity securities classified as available-for-sale which can result in period-to-period swings in realized investment gains and losses since securities are sold during both rising and falling interest rate environments. The ongoing management of securities is a significant component of the Company's asset/liability management strategy. The ongoing portfolio management process involves evaluating the various asset sectors (i.e., security types and industry classes) and individual securities comprising the Company's investment portfolios and, based on market yield rates, repositioning holdings from sectors perceived to be relatively overvalued to sectors perceived to be undervalued with the aim of improving cash flows. The Company endeavors to accomplish this repositioning without materially changing the overall credit, asset duration, convexity, and liquidity characteristics of its investment portfolios.


     Income tax expense was $14.1 million and $5.2 million in 1997 and 1996, respectively, reflecting effective tax rates of 33.9% and 18.1% as a percentage of pretax income. If the nonrecurring stock-based compensation charge was added back to pretax income, the effective tax rate for 1997 would be 28.3%. A tax benefit was not recognized for the charge because a full valuation allowance was provided on the Company's non-life deferred tax assets.

  1996 Compared to 1995


     During 1996, net income for the Company was $23.4 million compared to $11.9 million for 1995. Operating earnings (net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997) were $22.2 million and $4.5 million for 1996 and 1995, respectively. The increase in operating earnings is primarily attributable to (i) an increase in net investment spread due to ongoing asset/liability management and deposit growth from the full year's effects of the May 31, 1995 acquisition of the SBM assets and business operations and additional sales of retail and institutional spread products; and
(ii) an increase in fee income as a result of a growing base of variable annuity deposits. Such increases in revenues were partially offset by an increase in operating expenses as a result of business growth.



     Operating earnings for retail spread products were 1.30% and .91% of average assets under management of $2.66 billion and $2.43 billion for that segment during 1996 and 1995, respectively. This increase in retail spread margins is primarily attributable to ongoing asset/liability management, which generated higher net investment spreads. Operating earnings for institutional spread products were .57% and .60% of average assets under management of $567.7 million and $38.5 million for that segment during 1996 and 1995, respectively. Operating earnings for retail variable products for 1996 were slightly higher than the corresponding prior period as evidenced by the increase to .66% from .64% of average retail variable assets under management of $728.2 million and $491.5 million during 1996 and 1995, respectively.


     Net investment spread for the years ended December 31, 1996 and 1995 was as follows:


                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------
                                                       1996           1995
                                                     ---------      ---------
                                                      (DOLLARS IN THOUSANDS,
                                                         EXCEPT AS NOTED)
Investment income..................................  $ 250,031      $ 196,024
Interest credited on customer deposits.............   (182,161)      (146,867)
                                                     ---------      ---------
  Net investment spread............................  $  67,870      $  49,157
                                                     =========      =========
Investment yield...................................       7.75%          7.84%
Average credited rate..............................      (5.67)%        (5.90)%
                                                     ---------      ---------
  Investment spread rate...........................       2.08%          1.94%
                                                     =========      =========
Average cash and investments (in billions).........      $3.23          $2.50
Average customer deposits (in billions)............      $3.21          $2.49


     The decrease in investment yields on cash and investments primarily relates to a significant increase in institutional spread product deposits which grew from zero to $143.2 million during 1995 and to $891.9 million at December 31, 1996. The proceeds from institutional spread product sales are invested in securities of shorter duration (which generally have lower investment yields) than the Company's other investment portfolios. The investment yield on cash and investments supporting institutional spread product deposits was 6.53% for 1996. In comparison, the investment yield on cash and investments, excluding assets supporting institutional spread product deposits, was 8.01% for 1996, up from 7.85% for 1995, which reflects the benefits of the ongoing management of the Company's investment portfolios. The decrease in the average rate of interest credited on customer deposits during 1996 was due primarily to annual or semi-annual crediting rate resets occurring at a time when the overall interest rate environment was generally lower (the last half of 1995 and the first half of 1996 compared to the last half of 1994 and the first half of 1995).

     Fee income increased to $17.8 million in 1996 from $11.3 million in 1995. This increase is in part attributable to variable annuity fees which are based on the market value of assets supporting the investment portfolio options of variable annuity customer deposits in separate accounts. Variable annuity fees increased to $10.8 million in 1996 from $7.2 million in 1995 principally due to asset growth from the receipt of variable annuity deposits and from a market-driven increase in the value of existing variable annuity deposits invested in mutual funds. Variable annuity deposits increased to $844.3 million in 1996 from $617.3 million in 1995. In addition, asset management fees earned by ARM Capital Advisors on off-balance sheet assets, related to defined benefit pension plans and the State Bond Mutual Funds, increased to $5.8 million in 1996 from $3.2 million in 1995. This increase in asset management fees reflects a significant increase in the average amount of corresponding off-balance sheet assets managed due to new defined benefit pension plan accounts. The average amount of off-balance sheet assets managed by ARM Capital Advisors was $2.16 billion in 1996 compared to $1.10 billion in 1995.

     Assets under management as of December 31, 1996 and 1995 were as follows:


                                                           1996                  1995
                                                    -------------------   -------------------
                                                               PERCENT               PERCENT
                                                     AMOUNT    OF TOTAL    AMOUNT    OF TOTAL
                                                    --------   --------   --------   --------
                                                              (DOLLARS IN MILLIONS)
Retail spread products (primarily fixed and
  indexed annuity and face-amount certificate
  deposits).......................................  $2,646.2      55%     $2,716.2      69%
Institutional spread products (funding agreement
  and GIC deposits)...............................     891.9      18         143.2       4
Retail variable products (variable annuity
  deposits invested in mutual funds)..............     844.3      17         617.3      16
Corporate and other:
  Off-balance sheet deposits under marketing
     partnership arrangements.....................     366.2       8         387.3      10
  Cash and investments in excess of customer
     deposits.....................................      77.0       2          61.1       1
                                                    --------     ---      --------     ---
     Total corporate and other....................     443.2      10         448.4      11
                                                    --------     ---      --------     ---
          Total assets under management*..........  $4,825.6     100%     $3,925.1     100%
                                                    ========     ===      ========     ===


---------------
* Does not include off-balance sheet assets managed by ARM Capital Advisors for institutional clients and off-balance sheet assets in the State Bond Mutual Funds. Including such assets, total assets under management at December 31, 1996 and 1995 were $7,553.0 million and $5,364.2 million, respectively.

     The increase in total assets under management was primarily attributable to an increase in sales of funding agreements and GICs to institutional customers and, to a lesser extent, increased sales of retail variable products.

     Sales by market and type of product for 1996 and 1995 were as follows:


                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                            1996           1995
                                                         ----------      --------
                                                              (IN MILLIONS)
Retail:
  Spread products......................................   $  130.6        $115.4
  Variable products....................................      200.1         177.7
                                                          --------        ------
     Total retail......................................      330.7         293.1
Institutional:
  Institutional spread products........................      747.5         142.2
  Fee-based marketing partnerships.....................         --         272.9
                                                          --------        ------
     Total institutional...............................      747.5         415.1
                                                          --------        ------
          Total sales*.................................   $1,078.2        $708.2
                                                          ========        ======


---------------
* Does not include new deposits related to off-balance sheet assets managed by ARM Capital Advisors for institutional clients and the State Bond Mutual Funds. Total retail sales for the years ended December 31, 1996 and 1995 were $342.8 million and $300.9 million, respectively, and total institutional sales for the years ended December 31, 1996 and 1995 were $2,401.5 million and $886.9 million, respectively, including such deposits.


     The increase in retail sales was primarily attributable to an increase in sales of investment portfolio options of variable annuity contracts due, in part, to the strong stock market returns during 1996 and an increased emphasis on marketing efforts of retail products during the fourth quarter, principally through stockbrokers and independent agents. The Company's institutional spread products were issued primarily through the marketing partnership arrangement with General American. Expanded distribution of funding agreement products and GIC products through bank trust departments, mutual fund companies, investment managers, insurance companies and investment consultants contributed to the increase in sales of such products. The decrease in institutional fee-based sales was attributable to the Company's marketing partnership arrangement with General American which was converted from a fee-based to primarily a spread-based arrangement in late 1995.

     Net surrenders of annuity products issued by the Company's insurance subsidiaries were $326.2 million and $319.8 million in 1996 and 1995, respectively. Of these amounts, $106.9 million and $62.8 million, respectively, can be attributed to fixed annuity business acquired from SBM. Surrender charge income increased to $5.0 million in 1996 from $3.3 million in 1995, due to higher average surrender charges associated with SBM products compared to other products of the Company's insurance subsidiaries and to the overall increase in the volume of surrenders. The surrender and withdrawal activity during 1995 and 1996 was generally expected by the Company due to the level of customer deposits written several years ago that were subject to declining or expiring surrender charges and the Company's strategy of maintaining investment spreads.


     Operating expenses increased to $31.1 million in 1996 from $23.0 million in 1995. The increase was primarily attributable to (i) the inclusion of twelve months of incremental operating expenses related to the acquired SBM operations in the 1996 results versus seven months for the comparable 1995 period; (ii) the expansion of product distribution channels and; (iii) a charge of $1.6 million to increase the reserve for anticipated future guaranty fund assessments.


     Commissions, net of deferrals, were $2.4 million and $1.6 million in 1996 and 1995, respectively. The increase was primarily attributable to the inclusion in 1996 results of twelve months' renewal and trailer commissions under certain deferred annuity contracts acquired through the SBM acquisition versus seven months for the comparable 1995 period.

     Amortization of deferred policy acquisition costs related to operations was $6.8 million and $2.9 million during 1996 and 1995, respectively. This increase was the result of growth in the deferred policy acquisition cost asset due to additional sales of fixed and variable annuity products.

     Amortization of value of insurance in force related to operations increased to $7.3 million in 1996 from $7.1 million in 1995. The increase is attributable to amortization of the value of insurance in force established as an asset by the Company on May 31, 1995 in connection with the acquisition of SBM's insurance subsidiary.

     Amortization of acquisition-related deferred charges was $1.5 million and $9.9 million in 1996 and 1995, respectively. The decrease was primarily attributable to the accelerated amortization during the third quarter of 1995 of certain costs and charges deferred during 1993 and 1994. During the third quarter of 1995, Company management determined that changes in facts and circumstances had resulted in a change in their original estimate of the periods benefitted by these costs and charges. As a result of this change in estimate, the remaining unamortized balances of these deferred costs and charges were fully amortized as of September 30, 1995, resulting in lower amortization in future periods.


     Other expenses, net were $5.4 million in 1996 compared to $.7 million in 1995. The increase is primarily attributable to an increase in premiums and fees paid or accrued in 1996, net of a reduction in net benefits paid, under reinsurance agreements. Through the reinsurance agreements, one of which commenced December 31, 1995, substantially all mortality risks associated with single premium endowment deposits have been reinsured.


     The Company recorded a $5.0 million non-recurring charge in 1996 including $3.2 million related to the move of operations facilities from Ohio to Louisville, Kentucky and costs of $1.8 million primarily related to mergers and acquisitions activities that did not result in a transaction.


     Realized investment gains, which are reported net of related amortization of deferred policy acquisition costs and value of insurance in force, were $.9 million in 1996 compared to $4.0 million in 1995. Realized investment gains in 1996 include an estimated loss of $15.2 million related to the write-down to fair value of an investment in a fixed income security and a gain of $4.5 million, before selling expenses, related to the transfer of the State Bond Mutual Funds management contracts. Other 1996 and all 1995 realized investment gains and losses were interest-rate related and attributable to the ongoing management of the Company's fixed maturity securities classified as available-for-sale which can result in period-to-period swings in realized investment gains and losses since securities are sold during both rising and falling interest rate environments.

     Income tax expense was $5.2 million and $7.0 million in 1996 and 1995, respectively, reflecting effective tax rates of 18.1% and 37.1%. The lower effective tax rate in 1996 resulted primarily from the recognition of benefits associated with certain deferred tax assets established in connection with the Company's acquisition of the Integrity Companies on November 26, 1993 for which a full valuation allowance was originally provided. These deferred tax benefits are being recognized based on the taxable income generated by the Integrity Companies in the post-acquisition period and projections of future taxable income.

ACQUISITION ACTIVITY

  ARM Capital Advisors


     Through its acquisition of the U.S. fixed income unit of Kleinwort Benson Investment Management Americas, Inc. in January 1995, the Company obtained a recognized fixed income management service which became part of the then newly-formed ARM Capital Advisors. In addition to providing asset management services to institutional clients, ARM Capital Advisors managed the investment portfolios of the Company's subsidiaries. Although third-party assets managed by ARM Capital Advisors grew since the acquisition, the Company believes that market attitudes towards developing an asset management service for defined benefit pension plans within a holding company structure consisting predominantly of insurance companies constrained ARM Capital Advisors' growth. Accordingly, on November 7, 1997, the Company transferred substantially all of the assets and operations of ARM Capital Advisors to New ARMCA and sold an 80% interest in New ARMCA.


  SBM Company


     Effective May 31, 1995, the Company completed the acquisition of substantially all of the assets and business operations of SBM, including all of the issued and outstanding capital stock of SBM's subsidiaries, SBM Life and ARM Securities (formerly known as SBM Financial Services, Inc.), as well as the management contracts for the State Bond Mutual Funds. The aggregate purchase price for the SBM acquisition was $38.8 million. The Company financed the acquisition by issuing approximately 6.9 million shares of common stock, primarily to the MSCP Funds, for an aggregate sale price of $63.5 million. The Company used proceeds from the issuance of the new common equity in excess of the adjusted purchase price for the acquisition to make a $19.9 million capital contribution to SBM Life and acquire SBM Certificate Company from SBM Life for $3.3 million. The capital contribution to SBM Life of $19.9 million was used to strengthen SBM Life's financial position and allowed for a significant investment portfolio restructuring immediately following the acquisition with no net adverse effect on statutory adjusted capital and surplus. On December 31, 1995, SBM Life was merged with and into Integrity to create certain operating efficiencies. The SBM acquisition provided the Company with expanded distribution channels, as well as a deposit base in the 403(b) tax-deferred annuity marketplace. On December 13, 1996, the Company transferred its responsibility for performing management and investment advisory services for the State Bond Mutual Funds to Federated Investors for $4.5 million. The State Bond Mutual Funds had aggregate assets of $236.9 million on December 13, 1996.


ASSET PORTFOLIO REVIEW

     The Company primarily invests in securities with fixed maturities with the objective of earning reasonable returns while limiting credit and liquidity risks. At amortized cost, fixed maturities at December 31, 1997 totaled $4.0 billion, compared with $3.0 billion at December 31, 1996, both representing approximately 91% of total cash and investments. This increase in investments in fixed maturities primarily resulted from the investment of the proceeds from sales of institutional spread products.

     The Company's cash and investments as of December 31, 1997 are detailed as follows:


                                                                 AMORTIZED COST
                                                              --------------------
                                                                          PERCENT     ESTIMATED
                                                               AMOUNT     OF TOTAL    FAIR VALUE
                                                              --------    --------    ----------
                                                                    (DOLLARS IN MILLIONS)
Fixed maturities:
  Corporate securities......................................  $1,390.3      31.5%      $1,410.0
  U.S. Treasury securities and obligations of U.S.
     government agencies....................................     318.6       7.2          319.7
  Other government securities...............................      84.3       1.9           83.8
  Asset-backed securities...................................     400.3       9.1          400.4
  Mortgage-backed securities:
     Agency pass-throughs...................................     268.9       6.1          271.1
     Collateralized mortgage obligations:
       Agency...............................................     423.3       9.6          432.0
       Non-agency...........................................   1,135.8      25.7        1,151.4
                                                              --------     -----       --------
          Total fixed maturities............................   4,021.5      91.1        4,068.4
Equity securities (i.e., non-redeemable preferred stock)....      28.2        .6           28.3
Mortgage loans on real estate...............................      16.4        .4           16.4
Policy loans................................................     126.1       2.8          126.1
Cash and cash equivalents...................................     228.2       5.1          228.2
                                                              --------     -----       --------
          Total cash and investments........................  $4,420.4     100.0%      $4,467.4
                                                              ========     =====       ========


     Agency pass-through certificates are MBSs which represent an undivided interest in a specific pool of residential mortgages. The payment of principal and interest is guaranteed by the U.S. government or U.S. government agencies. CMOs are pools of mortgages that are segregated into sections, or tranches, which provide prioritized retirement of bonds rather than a pro rata share of principal return as in the pass-through structure. The underlying mortgages of agency CMOs are guaranteed by the U.S. government or U.S. government agencies. Of the Company's non-agency CMO investments at December 31, 1997, 90.2% used mortgage loans or mortgage loan pools, letters of credit, agency mortgage pass-through securities and other types of credit enhancement as collateral. The remaining 9.8% of the nonagency CMOs used commercial mortgage loans as collateral.


     The Company manages prepayment exposure on CMO holdings by diversifying not only within the more stable CMO tranches, but across alternative collateral classes such as commercial mortgages and Federal Housing Administration project loans, which are generally less volatile than agency-backed, residential mortgages. Additionally, prepayment sensitivity is evaluated and monitored, giving full consideration to the collateral characteristics such as weighted average coupon rate, weighted average maturity and the prepayment history of the specific collateral. MBSs are subject to risks associated with prepayments of the underlying collateral pools. Prepayments cause these securities to have actual maturities different from those projected at the time of purchase. Securities that have an amortized cost that is greater than par (i.e., purchased at a premium) that are backed by mortgages that prepay faster than expected will incur a reduction in yield or a loss, versus an increase in yield or a gain if the mortgages prepay slower than expected. Those securities that have an amortized cost that is less than par (i.e., purchased at a discount) that are backed by mortgages that prepay faster than expected will generate an increase in yield or a gain, versus a decrease in yield or a loss if the mortgages prepay slower than expected. The reduction or increase in yields may be partially offset as funds from prepayments are reinvested at current interest rates. The degree to which a security is susceptible to either gains or losses is influenced by the difference between its amortized cost and par, the relative sensitivity of the underlying mortgages backing the assets to prepayments in a changing interest rate environment and the repayment priority of the securities in the overall securitization structure. The Company had gross unamortized premiums and unaccreted discounts of MBSs of $44.5 million and $82.7 million, respectively, at December 31, 1997. Although the interest rate environment has experienced significant volatility during 1997, 1996 and 1995, prepayments and extensions of cash flows from MBSs have not materially affected investment income of the Company.

     Asset-backed securities ("ABSs") are securitized bonds which can be backed by, but not limited to, collateral such as home equity loans, second mortgages, automobile loans and credit card receivables. At December 31, 1997, home equity loan collateral represented 53.8% of the Company's investments in the ABS market. The typical structure of an ABS provides for favorable yields, high credit rating and stable prepayments.



     Total cash and investments were 95% and 96% investment grade or equivalent as of December 31, 1997 and 1996, respectively. Investment grade securities are those classified as 1 or 2 by the NAIC or, where such classifications are not available, having a rating on the scale used by S&P of BBB- or above. Yields available on non-investment grade securities are generally higher than are available on investment grade securities. However, credit risk is greater with respect to such non-investment grade securities. The Company has a diversified foreign portfolio of Yankee Bonds, including a limited exposure to the Asian market. The Company reduces the risks associated with buying foreign securities by limiting the exposure to both issuer and country. The Company closely monitors the creditworthiness of such issuers and the stability of each country. Additionally, the Company's investment portfolio has minimal exposure to real estate, mortgage loans and common equity securities, which represent less than 1% of cash and investments as of December 31, 1997.



     The Company analyzes its investment portfolio, including below investment grade securities, at least quarterly in order to determine if its ability to realize its carrying value on any investment has been impaired. For fixed maturity and equity securities, if impairment in value is determined to be other than temporary (i.e., if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the security), the cost basis of the impaired security is written down to fair value, which becomes the security's new cost basis. The amount of the write-down is included in earnings as a realized loss. Future events may occur, or additional or updated information may be received, which may necessitate future write-downs of securities in the Company's portfolio. Significant write-downs in the carrying value of investments could materially adversely affect the Company's net income in future periods.



     At December 31, 1997 the ratings assigned by the NAIC and comparable S&P ratings on the Company's fixed maturity portfolio, and the percentage of total fixed maturity investments classified in each category, were as follows:


                                                           AMORTIZED COST
                                                        --------------------
                                                                    PERCENT     ESTIMATED
       NAIC DESIGNATION (COMPARABLE S&P RATING)          AMOUNT     OF TOTAL    FAIR VALUE
       ----------------------------------------         --------    --------    ----------
                                                              (DOLLARS IN MILLIONS)
1  (AAA, AA, A).......................................  $2,758.0        69%      $2,793.6
2  (BBB)..............................................   1,023.8        25        1,041.6
3  (BB)...............................................     137.9         3          139.0
4  (B)................................................     101.8         3           94.2
5  (CCC, CC, C).......................................        --        --             --
6  (Cl, D)............................................        --        --             --
                                                        --------     -----       --------
          Total fixed maturities......................  $4,021.5       100%      $4,068.4
                                                        ========     =====       ========

     Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies its entire fixed maturities portfolio as available-for-sale. Fixed maturities classified as available-for-sale are carried at fair value and changes in fair value, net of related value of insurance in force and deferred policy acquisition cost amortization and deferred income taxes, are charged or credited directly to shareholders' equity.

     The fluctuations in interest rates during 1997 resulted in unrealized gains on available-for-sale securities which totaled $20.3 million (net of $15.8 million of related amortization of deferred policy acquisition costs and value of insurance in force and $10.9 million of deferred income taxes) at December 31, 1997, compared to unrealized gains of $3.7 million (net of $1.3 million of related amortization of deferred policy acquisition costs and value of insurance in force and $2.0 million of deferred income taxes) at December 31, 1996. This change in net unrealized gains on available-for-sale securities for the year ended December 31, 1997 increased reported shareholders' equity by $16.6 million as compared to a decrease of $24.9 million for the year ended December 31, 1996. This volatility in reported shareholders' equity occurs as a result of SFAS No. 115, which requires that available-for-sale securities be carried at fair value while other assets and all liabilities are carried at historical values. At December 31, 1997 and 1996, shareholders' equity excluding the effects of SFAS No. 115 was $287.2 million and $178.3 million, respectively.

     The Company manages assets and liabilities in a closely integrated manner, with the aim of reducing the volatility of investment spreads during a changing interest rate environment. As a result, adjusting shareholders' equity for changes in the fair value of the Company's fixed maturities and equity securities without reflecting offsetting changes in the value of the Company's liabilities or other assets creates volatility in reported shareholders' equity but does not reflect the underlying economics of the Company's business. The Company's accompanying consolidated financial statements include fair value balance sheets which demonstrate that the general rise in interest rates during 1996 and subsequent decrease during 1997 did not have a material effect on the financial position of the Company when all assets and liabilities are adjusted to estimated fair values.

     Assets held in the Company's guaranteed separate accounts include $1,255.5 million and $258.7 million of cash and investments at December 31, 1997 and 1996, of which approximately 87% and 89% were fixed maturities, respectively. Total guaranteed separate account cash and investments were 99% and 98% investment grade at December 31, 1997 and 1996, respectively. Separate accounts are investment accounts maintained by an insurer to which funds have been allocated for certain policies under provisions of relevant state law. The investments in each separate account are maintained separately from those in other separate accounts and from the general account.

LIQUIDITY AND FINANCIAL RESOURCES

  Holding Company Operations


     The Company's principal need for liquidity has historically consisted of debt service obligations under its bank financing agreements, dividend payments on its preferred stock, operating expenses not absorbed by management fees charged to its subsidiaries, and corporate development expenditures. The Company is dependent on dividends from Integrity and management and service fee income from the Company's subsidiaries to meet ongoing cash needs, including amounts required to pay dividends on its common and preferred stock.



     The ability of the Company's insurance subsidiaries to pay dividends and enter into agreements with affiliates for the payment of service or other fees is limited by state insurance laws. During 1997, the Company received dividends consisting of cash and investment securities of $14.9 million from Integrity. The maximum dividend payments that may be made by Integrity to the Company during 1998 without the prior approval of the Ohio Insurance Director are $38.2 million of which $6.0 million was paid in the first quarter of 1998. The Company had cash and investments at the holding company level of $41.9 million at December 31, 1997. In addition, the Company has access to bank lines of credit totaling $75.0 million at December 31, 1997, of which $37.0 million is available to the Company. See Note 7 to the consolidated financial statements contained elsewhere in this Prospectus for additional information regarding the Company's debt.



     In June 1997, the Company completed an initial public offering of 9.2 million shares of Class A Common Stock of which 5.75 million shares were sold by the Company for net proceeds of $78.8 million. The remaining 3.45 million shares were sold by the Morgan Stanley Stockholders. On June 30, 1997, the Company used a portion of such net proceeds to make a $40 million capital contribution to its primary insurance subsidiary, Integrity, thereby strengthening Integrity's capital base to provide for future growth. The Company plans to also use the net proceeds to enhance the Company's retail market presence, to consolidate operating locations and for other corporate purposes, which may include acquisitions.



     After the completion of the Offering, the Company plans to file a shelf registration statement (the "Shelf Registration Statement") for up to $200 million aggregate stated value of cumulative perpetual preferred stock having terms (other than with respect to dividend amount) similar to the outstanding Perpetual Preferred Stock. The proceeds of any offering under the shelf registration statement will be used for general corporate purposes which may include redemption of the Company's outstanding Perpetual Preferred Stock, which may be redeemed on or after December 15, 1998.

  Insurance Subsidiaries Operations

     The primary sources of liquidity of the Company's insurance subsidiaries are investment income and proceeds from maturities and redemptions of investments. The principal uses of such funds are benefits, withdrawals and loans associated with customer deposits, commissions, operating expenses, and the purchase of new investments.

     The Company develops cash flow projections under a variety of interest rate scenarios generated by the Company. The Company attempts to structure asset portfolios so that the interest and principal payments, along with other fee income, are more than sufficient to cover the cash outflows for benefits, withdrawals and expenses under the expected scenarios developed by the Company. In addition, the Company maintains other liquid assets and aims to meet unexpected cash requirements without exposure to material realized losses during a higher interest rate environment. These other liquid assets include cash and cash equivalents and high-grade floating-rate securities held by both the Company and its insurance subsidiaries.

     During the years ended December 31, 1997, 1996 and 1995, the Company met its liquidity needs entirely by cash flows from operating activities and principal payments and redemptions of investments. At December 31, 1997, cash and cash equivalents totaled $228.2 million compared to $110.1 million at December 31, 1996. The Company's aim is to manage its cash and cash equivalents position in order to satisfy short-term liquidity needs. In connection with this management of cash and cash equivalents, the Company may invest idle cash in short-duration fixed maturities to capture additional yield when short-term liquidity requirements permit.


     The Company generated cash flows of $216.1 million, $192.9 million and $138.4 million from operating activities during the years ended December 31, 1997, 1996 and 1995, respectively. These cash flows resulted principally from investment income, less commissions and operating expenses. Proceeds from sales, maturities and redemptions of investments generated $3,884.2 million, $2,214.4 million and $1,463.3 million in cash flows during 1997, 1996 and 1995, respectively, which were offset by purchases of investments of $4,782.6 million, $2,772.0 million and $1,506.5 million, respectively. An increase in investment purchases and sales activity during 1997 compared to 1996 reflects the Company's ongoing management of its fixed maturity portfolio which has increased in size due primarily to sales of retail and institutional spread products.



INCOME TAXES


     At December 31, 1997, the Company reported an asset for deferred income taxes of $31.0 million on the carrying amount balance sheet. Such amount is net of a valuation allowance of $36.6 million. The net deferred tax asset represents deductible temporary differences and net operating loss carryforwards. Based on historical operating results and projections of future taxable ordinary income, management believes that the net tax benefit recorded will be fully utilized.

DERIVATIVES

     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage specific interest rate risks and, with respect to the Company's equity-indexed annuity deposits, equity market risks.

EFFECTS OF INFLATION AND INTEREST RATE CHANGES

     The Company believes that inflation will not have a material adverse effect on results of operations. The Company manages its investment portfolios in part to reduce its exposure to interest rate fluctuations. In general, the fair value of the Company's fixed maturities portfolio increases or decreases inversely with fluctuations in interest rates, and the Company's investment income increases or decreases directly with interest rate changes. For example, if interest rates decline, the Company's fixed maturity investments generally will increase in fair value, while investment income will decrease as fixed income investments are sold or mature and proceeds are reinvested at declining rates. The converse will generally be true if interest rates rise.

YEAR 2000

     The Company is currently evaluating, on an ongoing basis, its computer systems and the systems of other companies on which the Company's operations rely to determine if they will function properly with respect to dates in the year 2000 and beyond. These activities are designed to ensure that there is no adverse effect on the Company's core business operations. While the Company believes its planning efforts are adequate to address its Year 2000 concerns, there can be no guarantee that the systems of other companies on which the Company's operations rely will be converted on a timely basis and will not have a material effect on the Company. The cost of the Company's Year 2000 initiatives is not expected to be material to the Company's results of operations or financial condition.

                                    BUSINESS

THE COMPANY

     The Company specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's earnings are derived from investment spread (the difference between income earned on investments and interest credited on customer deposits) and fee income. The Company's retail products include a variety of fixed, indexed and variable annuities and face-amount certificates sold through a broad spectrum of distribution channels including independent broker-dealers, independent agents, stockbrokers, and financial institutions. The Company offers institutional products, such as funding agreements and GICs, directly to bank trust departments, plan sponsors, cash management funds, corporate treasurers, and other institutional investors.


     The Company commenced its business operations in November, 1993 with the acquisition of Integrity Holdings. The Company's assets under management have grown from $2.3 billion as of December 31, 1993 to $6.9 billion as of December 31, 1997. The Company attributes this growth to internally generated sales, new product offerings and an opportunistic acquisition. Operating earnings (net income applicable to common shareholders, excluding net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November
1997) have grown to $34.1 million in 1997 from $22.2 million in 1996 and $4.5 million in 1995. In June 1997, the Company raised $78.8 million through an initial public offering of its Class A Common Stock.


     The Company expects to benefit from demographic trends and a growing demand for retirement savings. As the U.S. population has aged, demand for retirement savings has accelerated. According to U.S. Census Bureau information, approximately 30% of today's population was born during the Baby Boom (1946 to 1964). By the time the Baby Boom generation begins to reach age 65 in 2011, the population between the ages of 45 and 64 -- the peak period for asset accumulation -- is projected to increase by approximately 45% to 79 million people.

     The Company also expects to benefit from anticipated higher consumer savings due to an overburdened social security system, extended life spans, concerns about corporate restructurings and downsizing, and volatile financial markets. Among the products expected to benefit are tax-advantaged annuities. Annual industry sales of individual annuity products increased dramatically from $65 billion in 1990 to a preliminary estimate of $124 billion in 1997, with projected growth of 8% to 12% per year for the next few years, according to an industry study conducted by LIMRA.

     The Company also expects to benefit from growth in the institutional marketplace, which is partially fueled by retirement and consumer savings. The Company intends to expand its institutional deposit base by increasing penetration in the stable value and fixed income markets and the development of new products and applications.

STRATEGY

     The Company's strategy is focused on the following:


     Developing and Marketing a Broad Array of Customized Products. The Company believes that long-term success in the asset accumulation industry will depend upon the Company's ability to adapt to rapidly changing consumer preferences in fluctuating interest rate and equity market environments. The Company continually redesigns existing products with enhanced features and continues to develop and sell new and innovative products with a particular focus on minimizing its dependence on any one product and meeting a variety of needs for consumers and distribution channels. The Company works closely with the people involved with its retail and institutional distribution to develop products that are customized to suit their customers' particular needs. The Company was one of the first to recognize the market opportunity for equity-indexed annuities and in 1996 introduced OMNI, the Company's equity-indexed annuity product. In 1997, the Company enhanced its multi-manager variable annuity product, Pinnacle, making it one of the first in the industry to offer Bankers Trust indexed funds, along with a diverse selection of asset classes from well-known fund managers, guaranteed rate options and the ability for systematic transfer of deposits over time -- all in one product. In the institutional market, the Company offers a short-term floating rate institutional spread-based product designed to meet the market demand for products with attractive current yields and access to liquidity. In 1997, the Company developed and funded a unique asset-backed funding agreement, in alliance with BLB, a triple-A rated international banking institution. In connection with another highly rated international bank, the Company is developing a synthetic GIC product for the institutional spread marketplace that will provide institutional clients with either absolute or relative investment performance guarantees.

     Capturing a Growing Share of Sales in Retail Distribution Channels. Over the past few years, the Company has built the infrastructure necessary to support increased growth in the retail market. The Company believes that it can distinguish itself by strengthening its relationships with individual distributors, often referred to as producers. To accomplish this objective, the Company seeks to (i) provide superior service to producers through an expanded and dedicated producer services unit; (ii) enhance the Company's technological platform to permit superior and immediate access for producers to the Company's administrative systems for transacting business; (iii) heighten producers' awareness of the Company's products and insurance affiliates through focused advertisements in industry publications and selective promotional programs; and
(iv) quickly develop innovative products with new features and services which are responsive to market needs. For example, in 1997, as a means to strengthen its relationships with distributors, the Company implemented a program, called AnnuiTRAC(SM), whereby certain distributors have the capability to remotely access the Company's systems and transact business with the Company on-line. The Company also seeks to increase its retail market share by expanding and diversifying its retail distribution channels. In 1996, the Company began offering variable annuities through banks and thrifts, and in late 1997 introduced a new variable annuity product customized for that distribution channel. Additionally, the Company recognizes the importance of building and maintaining a strong capital base.


     Expanding and Diversifying the Deposit Base in the Institutional Marketplace. Since the Company's inception, its institutional business has grown to $2.5 billion of funding agreement deposits and GIC deposits on the Company's December 31, 1997 balance sheet. The Company believes that its integrated asset/liability management approach to the business, along with its underwriting philosophy, has allowed it to build competitive advantages. The Company has found it beneficial to form strategic partnerships with organizations possessing strong financial ratings and market presence. Since 1995, the Company has written funding agreements and GICs primarily through a relationship with General American under which the Company reinsures one-half of the business written. In late 1997, the Company sold its first funding agreement structure outside the General American relationship with a $500 million, five-year term offering, in alliance with BLB. In addition to offering its current products, the Company intends to continue its growth in the institutional market by (i) diversifying its product line with (a) customized product features for alternative distribution channels, (b) fixed terms extending beyond current product offerings and (c) on- and off-balance sheet synthetic products or new funding agreement products in which the Company offers certain performance guarantees; (ii) attracting new partners with larger and stronger balance sheets to provide credit enhancement to help support and market the new product structures and marketing initiatives; and (iii) expanding market penetration within its existing clients while maintaining the persistency and profitability of the current client base.



     Enhancing Effective Use of Technology. The Company continues to invest in technology designed to enhance the services provided to producers and customers, increase the efficiency of operations and allow for administration of innovative and complex products. The Company's technology also allows it to respond quickly to customer needs for new products by reducing product development time. In addition, to supplement traditional inquiry and transaction processing methods, the Company's client/server network can provide producers, customers and employees with services and information easily accessible through Internet, voice response and wide-area network technology. One such example is the Company's 1997 introduction of AnnuiTRAC(SM), its Internet based producer service program.


     Minimizing Fixed Cost Structure. The Company attempts to minimize fixed distribution costs by marketing its products through fiduciaries and other third parties. Unlike many of its competitors, the

Company does not maintain its own field sales force, and distributors are primarily paid based on production. As a consequence of its low fixed distribution costs, the Company has flexibility to shift the mix of its sales and distribution channels in order to respond to changes in market demand. In addition, the Company believes that its administrative cost structure has benefited from economies of scale achieved as a result of its strategic acquisitions. The Company believes that the relocation of the Company's main processing center from Ohio to the Company's headquarters in Louisville, Kentucky, which was substantially completed during 1997, has provided benefits of consolidation and supplemented the effective delivery of service.

     Implementing an Advanced and Integrated Risk Management Process. Using its experience in offering investment guarantees in the insurance market sector, the Company employs a highly analytical and disciplined asset/liability risk management approach to develop new products and monitor investment portfolios and liabilities. The Company does not view asset/liability management as a discrete function to be performed by a separate committee. Instead, asset/liability management permeates every aspect of the Company's operations. Beginning with product design and continuing through the product sale and eventual payout, professionals in each functional area (such as marketing, actuarial, investments, legal, finance, and administration) work jointly with a common set of risk/return characteristics to achieve the Company's overall liquidity and profit objectives (rather than the specific objectives of any particular functional area). The Company implements this process with the analytical risk and capital management skills and the experience of its management team. This foundation is supported with sophisticated computer software and an emphasis on securities whose cash flows can be modeled extensively against liability cash flows under different interest rate scenarios. Risk components that cannot be appropriately modeled are typically hedged or reinsured.


     Maintaining Focus on Company Profitability. The Company designs products and manages capital with a goal of achieving a superior return on common equity. The Company's return on average common equity (based on operating earnings and equity before unrealized gains and losses and giving pro forma effect to the Company's initial public offering of common stock) was 16.4% in 1997 and 13.5% in 1996. The Company's focus on profitability is supported by an integrated team approach to developing products and operating the Company's business. The Company's compensation system further reinforces the Company's focus on the objective of profitability. Employees at all levels of the Company are eligible to receive bonuses based on profitability. As of April 20, 1998, current executive officers held shares and vested and unvested options to purchase shares representing 7% of the Company's outstanding Common Stock.



SUBSIDIARIES


     The Company conducts its different businesses through the following subsidiaries:

     - Integrity Life Insurance Company -- provides individual fixed, indexed and variable annuities to retail customers and funding agreements and GICs to institutional customers;

     - National Integrity Life Insurance Company -- provides individual fixed and variable annuities to retail customers and funding agreements and GICs to institutional customers, primarily in New York (wholly owned subsidiary of Integrity, and collectively, the "Integrity Companies");

     - SBM Certificate Company -- offers retail face-amount certificates which guarantee a fixed rate of return to investors at a future date. Face-amount certificates are similar to bank-issued certificates of deposit but are regulated by the Investment Company Act, and are not subject to Federal Deposit Insurance Corporation ("FDIC") protection; and

     - ARM Securities Corporation (formerly known as SBM Financial Services, Inc.) -- this broker-dealer supports the Company's retail annuity operations and the Company's sales of independent third-party mutual funds.


PRODUCTS AND SERVICES


     The Company offers a diversified array of products and services to meet the needs of a variety of customers. The Company endeavors to adapt its products to respond to changes in the retail and institutional marketplace and generally seeks to have "a product for every market environment." The Company's retail products include a variety of variable, indexed and fixed annuities and face-amount certificates. The Company's retail variable annuity products offer customers participation in various investment portfolios, some of which are offered exclusively by the Company's insurance subsidiaries. The Company also offers funding agreements and GICs to its institutional clients and is currently developing a synthetic GIC product for its institutional clients.


     The Company derives its earnings from the net investment spread and fee income generated by the assets it manages. With retail and institutional spread products, the Company's insurance and face-amount certificate subsidiaries agree to return customer deposits with interest at a specified rate or based on a specified index (e.g., LIBOR or the S&P 500 (as defined below)). As a result, the Company's insurance and face-amount certificate subsidiaries accept investment risk in exchange for the opportunity to achieve a spread between what the Company earns on invested assets and what it pays or credits on customer deposits. With retail variable products, the Company's subsidiaries receive a fee in exchange for managing deposits, and the customer accepts investment risk associated with their chosen mutual fund option. Because the investment risk is borne by the customer, this business requires significantly less capital support than spread-based business.


  Retail and Institutional Spread Products


     The Company seeks to limit the volatility of investment spreads in a variety of interest rate environments. To this end, management (i) structures investment asset durations, convexity and liquidity characteristics to match with customer deposit characteristics; (ii) regularly trades investment assets to improve yield while maintaining other portfolio characteristics; (iii) offers an array of products whose credited rates are based on differing points on the yield curve; and (iv) actively manages the trade-off between credited rates and persistency.


     The Company's retail and institutional spread products include retail guaranteed rate options ("GROs") sold as a stand-alone product or as an investment option within variable annuity contracts, flexible premium deferred annuity ("FPDA") contracts, single premium deferred annuity ("SPDA") contracts, face-amount certificates, and institutional funding agreements and GICs as described below. Sales of such products include premiums and deposits received. Sales of such retail and institutional spread products for the years ended December 31, 1997, 1996 and 1995 were as follows:


                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                         1997        1996        1995
                                                       --------    --------    --------
                                                                (IN MILLIONS)
Retail spread product sales:
  GRO................................................  $  320.3    $   83.6    $   47.1
  FPDA...............................................      31.1        29.9        12.5
  SPDA...............................................        .8         8.6        44.3
  Face-amount certificates...........................       9.8         8.0        10.7
  Other..............................................      20.5(1)       .5          .8
                                                       --------    --------    --------
     Total retail spread products....................     382.5       130.6       115.4
Institutional spread product sales:
     Funding agreements and GICs(2)..................   1,708.7       747.5       142.2
                                                       --------    --------    --------
     Total sales of spread products..................  $2,091.2    $  878.1    $  257.6
                                                       ========    ========    ========


---------------

(1) Includes sales of $19.8 million of systematic transfer option products which initially provide a fixed rate of return on deposits which are systematically transferred into retail variable and/or retail spread products within one year.

(2) The marketing partnership arrangement with General American was converted from a fee-based to primarily a spread-based arrangement in late 1995 through a reinsurance agreement with General

    American. General American cedes 50% of new funding agreement and GIC deposits to Integrity under the reinsurance agreement which the Company records on its balance sheet. The Company receives nominal fee income for the 50% portion retained by General American (which the Company recognizes as "other fee income"); accordingly, such deposits are not included in sales.

     Assets under management for retail and institutional spread products at December 31, 1997, 1996 and 1995 were as follows:


                                                                    DECEMBER 31,
                                          ----------------------------------------------------------------
                                                 1997                  1996                   1995
                                          -------------------   -------------------   --------------------
                                                     PERCENT               PERCENT                PERCENT
                                           AMOUNT    OF TOTAL    AMOUNT    OF TOTAL    AMOUNT     OF TOTAL
                                          --------   --------   --------   --------   --------    --------
                                                               (DOLLARS IN MILLIONS)
Retail spread products:
  GRO...................................  $  558.2     10.4%    $  223.1      6.3%    $  164.5       5.8%
  FPDA..................................     403.2      7.5        428.1     12.1        436.2(1)   15.2
  SPDA..................................     698.9     13.0        838.2     23.7        969.8(1)   33.9
  SPIA..................................     654.4     12.2        650.1     18.4        644.8      22.6
  SPE...................................     383.3      7.2        396.7     11.2        403.3      14.1
  Face-amount certificates..............      45.1       .8         50.2      1.4         52.5(1)    1.8
  Other.................................      77.5      1.5         59.8      1.7         45.1       1.6
                                          --------    -----     --------    -----     --------     -----
     Total retail spread products.......   2,820.6     52.6      2,646.2     74.8      2,716.2      95.0
Institutional spread products:
  Funding agreements and GICs(2)........   2,542.3     47.4        891.9     25.2        143.2       5.0
                                          --------    -----     --------    -----     --------     -----
          Total assets under management
            for spread products.........  $5,362.9    100.0%    $3,538.1    100.0%    $2,859.4     100.0%
                                          ========    =====     ========    =====     ========     =====


---------------
(1) Includes amounts acquired in 1995 in connection with the SBM acquisition of $297.7 million (SPDA), $436.2 million (FPDA) and $52.5 million (face-amount certificates).

(2) The marketing partnership arrangement with General American was converted from a fee-based to primarily a spread-based arrangement late in 1995 through a reinsurance agreement with General American. See "-- Funding Agreements and Guaranteed Investment Contracts."

     Guaranteed Rate Options. Guaranteed rate options provide a fixed-rate investment alternative for holders of the Company's variable annuity contracts and are also issued as a separate product by the Company's insurance subsidiaries. GROs, which were first introduced by the Company's insurance subsidiaries in 1994, allow customers to lock in a fixed return for three, five, seven, or ten years. There are no up-front or annual fees attached to these options, but surrender charges apply to withdrawals in excess of a stated maximum. Funds may be transferred to or from any of the guaranteed interest rate periods (or other investment options within the variable annuity contract) subject to a market value adjustment ("MVA"). The MVA can be either positive or negative, but the customer is guaranteed principal by the issuing insurance company plus a return of 3%, before surrender charges. Transfers at the end of a guarantee period are not subject to the MVA provision. The MVA provision is intended to offset the gain or loss attributable to the impact of changes in interest rates on the market value of assets that would be sold to fund surrenders occurring prior to the end of the guarantee period. The Company currently uses an immunized investment strategy designed to achieve a target dollar amount over the selected time horizon despite interest rate volatility, while maintaining a tight duration match between the assets in the portfolio and the customer deposits they support. Deposits into GROs are held in a guaranteed separate account established by the insurance company.

     Flexible Premium Deferred Annuity Contracts. Flexible premium deferred annuity contracts are marketed primarily through independent agents. Under these contracts, the issuing insurance company guarantees the customer's principal and credits the accumulated deposit with a rate of interest that is guaranteed for a specified initial period and reset annually or semi-annually thereafter. FPDA contract holders can make additional contributions, subject to minimums, after the contract is issued. The Company generally determines the crediting rate by reference to current yields along the intermediate term section of the yield curve. Certain FPDA contracts, which were acquired as a result of the SBM acquisition and which are not currently marketed by the Company, are qualified under section 403(b) of the Internal Revenue Code of 1986, as amended, and were sold to qualified employers such as public school districts and churches. The Company developed a new FPDA product, OMNI, in 1995, with sales commencing in February of 1996 and developed a second generation of equity-indexed product, OmniSelect, in 1997. The OMNI and OmniSelect products furnish customers with the ability to allocate assets among equity index-based returns and guaranteed rates of return. The index-based options offer upside potential tied to a percentage of the appreciation in the S&P 500 Composite Stock Price Index ("S&P 500"), but protect the customer against the related downside risk through a guarantee of principal by the issuing insurance company. By hedging the equity-based risk component of the product through the purchase of call options or other investment strategies, the Company focuses on managing the interest rate spread component.

     Single Premium Deferred Annuity Contracts. Single premium deferred annuity contracts have in the past been sold through independent broker-dealers, independent agents, stockbrokers, and financial institutions. Under these contracts, the issuing insurance company guarantees the customer's principal and credits the accumulated deposit with a rate of interest that is guaranteed for a specified initial period and reset annually or semi-annually thereafter, subject to guaranteed minimum crediting rates set forth in the contracts (currently 3% or 4%). The Company generally determines the crediting rate by reference to current yields along the intermediate term section of the yield curve. No front-end sales charges are imposed for purchases of such contracts, but all contain surrender charges for withdrawals in excess of a specified amount during the surrender charge period. These surrender charges vary depending upon the guarantee periods in the contracts. As a result of changes in the marketing environment for this product and the increased competition in pricing, the Company is not actively marketing this product.

     Single Premium Immediate Annuity Contracts. Single premium immediate annuity contracts were historically marketed by the Company to insurance companies and defendants in connection with lawsuits involving structured liability settlements. As a result of changes in the marketing environment for this product and the increased competition in pricing, the Company's insurance subsidiaries are not currently focusing on this segment of the immediate annuity marketplace. SPIA contracts provide guaranteed payments to contract holders and are not subject to surrender. Pricing is determined by reference to the long-term end of the yield curve.


     Single Premium Endowment Contracts. While single premium endowment ("SPE") contracts continue to represent a portion of the Company's insurance subsidiaries' business in force, as a result of changes in applicable tax laws, the Company is no longer selling this product. Under these contracts, principal is guaranteed, and the face amount of the policy is paid upon the death of the insured. The contracts are credited with a specified rate of interest that is guaranteed for a period of time and then reset annually thereafter, subject to guaranteed minimums and certain other restrictions. The Company generally determines the crediting rate by reference to current yields along the intermediate-term section of the yield curve. Due to changes in applicable tax laws, and the consequential loss of tax benefits associated with SPEs in the event of a withdrawal, the Company believes that the level of surrenders of SPEs associated with increases in interest rates will be lower than would otherwise be the case.



     Face-Amount Certificates. Face-amount certificates are obligations of SBM Certificate Company which require it to pay holders the original invested amount of the certificate, plus a three-year fixed-rate return, at a given maturity date. Holders are required to accept a reduced rate of interest if they withdraw their investment prior to the maturity date. The Company determines the interest rate offered on face-amount certificates based on the short- to intermediate-term sections of the yield curve. Face-amount certificates, which are similar to bank certificates of deposit, generally compete with various types of individual savings products offered by banks and insurance companies that provide a fixed rate of return on investors' money. Face-amount certificates are regulated under the Investment Company Act and, unlike bank certificates of deposit of less than $100,000, are not guaranteed by the FDIC. The Company continues to investigate opportunities to expand upon its face-amount certificate retail distribution channels.


     Funding Agreements And Guaranteed Investment Contracts. Funding agreements and guaranteed investment contracts are issued by the Company to institutional customers primarily through a marketing partnership with General American, which began as a fee-based arrangement in March 1993. Funding agreements are investment contracts issued by the Company's insurance subsidiaries to the nonqualified (i.e., non-retirement plans) market, and GICs are issued by the Company's insurance subsidiaries to qualified pension plans. The marketing partnership with General American permits the Company to use its established distribution channel contacts to market funding agreements and GICs that are backed by the financial strength of General American's higher claims-paying ability ratings. The Company markets General American contracts which have been designed by the Company to meet customer needs. Since September 1995, General American has ceded 50% of new deposits to Integrity under a coinsurance agreement. Sales of funding agreements and GICs made through General American accounted for 48% and 69% of total retail and institutional sales for the years ended December 31, 1997 and 1996, respectively. The interest rate on funding agreements and GICs is typically based upon a short-term floating rate, such as the LIBOR, which periodically resets to provide current yields. Funding agreement and GIC products offered by the Company are designed and have historically been held by customers as long-term core cash investments, even though under most contracts customers have the option to liquidate their holdings with written notice of thirty days or less. The Company has experienced withdrawals (excluding scheduled interest payments) by funding agreement and GIC customers of approximately 4.5% and 0.0% of average funding agreement and GIC customer deposits for the years ended December 31, 1997 and 1996, respectively. The Company also broadened its institutional product lines and distribution channels by launching a new funding agreement product. In November 1997, the Company received a deposit of $500 million for the new product, which was sold in partnership with BLB and initially matures in five years and is renewable annually thereafter.


  Retail Variable Products

     The Company's retail variable products business is less capital intensive than spread business and generally provides the Company with a diversified source of income, due to the relative insensitivity of fee-based income to changes in interest rates. However, significant decreases in price levels in the securities market could adversely affect sales and the level of fee income earned by the Company from variable annuities and, thereby, the Company's results of operations.

     The Company's retail variable products are the investment portfolio options of variable annuity contracts. Sales of such products represent premiums and deposits received. Sales of retail variable products for years ended December 31, 1997, 1996 and 1995 were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1997      1996      1995
                                                   ------    ------    ------
                                                         (IN MILLIONS)
Retail variable product sales:
  Investment portfolio options of variable
     annuities...................................  $206.3    $200.1    $177.7
                                                   ======    ======    ======

     Assets under management for retail variable products at December 31, 1997, 1996 and 1995 were as follows:

                                                          DECEMBER 31,
                                                  ----------------------------
                                                    1997       1996      1995
                                                  --------    ------    ------
                                                         (IN MILLIONS)
Retail variable product assets under management:
  Investment portfolio options of variable
     annuities..................................  $1,129.1    $844.3    $617.3
                                                  ========    ======    ======

     Variable Annuity Contracts. Variable annuity contracts issued by the Company's insurance subsidiaries are distributed through independent broker-dealers, stockbrokers and financial institutions. Under variable annuity contracts, customers may allocate all or a portion of their account values to a nonguaranteed separate account that invests in shares of one or more investment portfolios (registered investment companies). Values in the separate account will vary with the investment performance of the underlying investment portfolio. The Integrity Companies receive income in the form of mortality and expense fees based primarily on the market value of the invested deposits and from administrative expense charges in connection with variable annuity contract deposits. The Company reinsures most of the mortality risk associated with its variable annuity contracts. The Integrity Companies also receive spread income from deposits allocated to the Company's GRO products. Because the investment risk under the investment portfolio options of variable annuity products is borne by the customer, these products are treated as securities under federal securities laws and, therefore, the salespeople are both appointed as insurance agents for the Company's insurance subsidiaries and registered as securities representatives. In addition, Integrity Capital Advisors, Inc. earns fee income by serving as an advisory manager and by providing supervisory and administrative services to the portfolios of the Legends Fund, Inc. (the "Legends Fund"), a registered investment company. Shares of the Legends Fund are offered only to nonguaranteed separate accounts of Integrity and National Integrity.


DISTRIBUTION

  Retail Distribution

     The Company's retail distribution strategy is focused on diversifying sales of its products across various distribution channels, reducing its reliance on any one third-party marketing organization and providing superior services to its producers and customers. Currently, the Company's fixed, variable and equity-indexed annuities are sold through the independent broker-dealer, independent agent, stockbroker, and financial institution channels. In addition, registered representatives affiliated with ARM Securities sell the Company's annuities and face-amount certificates and independent third-party mutual funds.


     During 1996, the Company began the process of working with its producers to enhance its existing products and develop new products that are customized to meet the needs of customers in each channel. The Company has initiated a streamlined product development process designed to enable the Company to respond quickly to changes in the marketplace and reduce the time required to introduce new or enhanced products. By working with producers in this manner, the Company was one of the first to recognize the market opportunity for equity-indexed annuities and introduced OMNI, the Company's equity-indexed annuity product, in 1996. Based on these initial marketing efforts, the Company developed OmniSelect, a second generation equity-indexed product that provides enhanced benefits to customers in the independent agent channel and is more appealing to other distribution channels. The Company's 1997 product development efforts included the addition of new investment options to GrandMaster and Pinnacle, the Company's variable annuity products, and the introduction of a new variable annuity product customized for the financial institution channel.


     In addition to diversifying sales across distribution channels, the Company is focused on reducing its reliance on any one third-party marketing organization. During 1996, this effort involved the development of an in-house wholesaling unit, a function that in 1995 was performed by an outside marketing organization. This unit works in the stockbroker and independent agent channels and is responsible for generating sales from existing producers, recruiting and developing new producers and promoting the features and benefits of the Company's products through seminars and one-on-one meetings with producers.

     The Company uses third-party marketing organizations with sales networks to distribute certain of its retail annuity products. One such organization, FMG, supplements the Company's in-house wholesaling unit by performing this function for certain independent broker-dealers. Broker-dealers affiliated with FMG accounted for 45% and 61% of total retail sales, and 11% and 19% of total retail and institutional sales, for the years ended December 31, 1997 and 1996, respectively. No individual broker-dealer affiliated with FMG accounted for more than 9% and 13% of total retail sales for the years ended December 31, 1997 and 1996, respectively. In addition to FMG, the Company utilizes PaineWebber in the stockbroker channel for the distribution of certain products. For the years ended December 31, 1997 and 1996, approximately 13% and 19% of the Company's total retail sales, respectively, and approximately 3% and 6% of total retail and institutional sales, respectively, were made through PaineWebber.

     To strengthen relationships with existing producers and assist the wholesaling unit in recruiting new producers, the Company has significantly expanded its in-house capability to provide service to producers and to promote the Company's products and services. Company representatives directly servicing producers have immediate system response capabilities for virtually any service request through the Company's PC-based client/server system. Service requests can also be turned into sales opportunities by keeping producers informed of new product features and current rate and performance information. In addition, through this servicing group, the Company works with producers and customers to retain existing business.

     Retail sales by distribution channel for the years ended December 31, 1997 and 1996 were as follows:


                                                         YEAR ENDED DECEMBER 31,
                                                 ----------------------------------------
                                                        1997                  1996
                                                 ------------------    ------------------
                                                           PERCENT               PERCENT
                                                 AMOUNT    OF TOTAL    AMOUNT    OF TOTAL
                                                 ------    --------    ------    --------
                                                          (DOLLARS IN MILLIONS)
Distribution channel:
  Independent broker-dealers...................  $264.5      44.9%     $199.0      60.2%
  Independent agents...........................   218.2      37.1        60.6      18.3
  Stockbrokers.................................    96.7      16.4        70.2      21.2
  Financial institutions.......................     9.4       1.6          .9        .3
                                                 ------     -----      ------     -----
          Total retail sales...................  $588.8     100.0%     $330.7     100.0%
                                                 ======     =====      ======     =====


  Institutional Distribution


     In the institutional market, the Company has been able to generate a significant level of sales volume with relatively minimal overhead or marketing expenses. A small team of in-house marketing professionals markets and sells the Company's products which are distributed directly to defined contribution plans, bank trust departments, investment managers, consultants, corporate treasurers, cash management funds, endowments and foundations, and other insurance companies. Where the Company's financial strength ratings constrain its ability to underwrite products directly, the Company structures arrangements with highly-rated and respected partners, in essence, to credit-enhance the performance guarantees.


ASSET/LIABILITY SPREAD MANAGEMENT

     The Company views asset/liability spread management as an integrated process, rather than as a series of segregated functions, and incorporates this process into each aspect of its operations. The Company's overall goal is to ensure that invested asset cash flows will be sufficient to meet customer obligations and to maximize investment spreads on a consistent basis. Beginning with product design and continuing through the product sale and contract maturity, professionals in each functional area (such as marketing, actuarial, investments, legal, finance and administration) work jointly with a common set of risk/return characteristics toward the goal of achieving the Company's liquidity and profit objectives (rather than the specific objectives of any particular functional area). The Company also conducts a thorough periodic analysis of its assets and liabilities using sophisticated software to model the effect of changes in economic conditions on both its assets and liabilities.

     During product development, the Company sets product features and rate crediting strategies only after it has devised an appropriate investment strategy. The Company employs an extensive, iterative modeling process to test various asset combinations against proposed product features over sets of randomly generated interest rate scenarios. The modeling evaluates whether a particular investment strategy backing the product features under consideration, will provide adequate cash flow and generate yields that achieve specified minimum targets consistently over a reasonable range of interest rate environments. If necessary, the Company redesigns investment strategies or product features until these objectives are met.

     The Company utilizes several key strategies in managing its spread-based products. This approach allows the Company to leverage its resources and expertise. One example is an immunization strategy currently used for the Company's GRO products, in which a portfolio of assets is constructed and managed to provide a target dollar amount over a pre-established time horizon. The Company engineers and packages its spread products to deliver products to suit the needs of different types of customers in both the retail and institutional marketplaces.


     Once the Company has constructed an asset portfolio having the desired performance characteristics, the Company's investment managers have the flexibility to trade the portfolio in order to increase yields while remaining within well-defined risk parameters (such as duration, convexity, credit quality, and liquidity). In so doing, these professionals follow prescribed measures designed to (i) limit exposure to credit risks; (ii) manage call, prepayment or extension losses; and (iii) enhance yield through sector rotation and security selection. In addition, the Company aims to generate and maintain liquidity from scheduled interest and principal payments, projected prepayments and early calls, cash on hand, floating rate securities and lines of credit (but not from new product sales), sufficient to presently cover approximately two times expected cash needs (for benefits and withdrawals for general account retail spread products, expenses and dividends) without having to sell any investments at a material loss.


     Internal control measures are in place throughout the process to help identify any necessary adjustments in the investment portfolio as promptly as possible. For example, Company personnel assess, independently of portfolio managers, whether trades would alter portfolio characteristics and how investment yields or realized gains or losses would be accounted for under statutory accounting practices and GAAP. The Company also remodels its assets and liabilities periodically to determine whether any significant changes in assumptions or interest rates have changed the overall risk profile.

     In pursuing its investment spread objectives, the Company focuses primarily on cash flow risks that are quantifiable and measurable. This approach permits the Company to measure specifically the changes in yield and cash flow on its investments at any given time. This approach emphasizes securities which are liquid and easily tradeable and more easily modeled and hedged, if appropriate.

     The Company's array of retail and institutional spread deposits, with crediting rates pegged to various points on the interest rate yield curve, also supports the Company's approach to asset/liability management. The liability structures, in combination with asset structures, generally are aimed at providing balance in the portfolio as interest rates fluctuate. As a result, the Company believes it is better positioned to achieve stable margins. In addition, the Company believes that this diversity gives it flexibility to respond to changing market conditions and to take advantage of investment opportunities.

SURRENDERS

     To encourage persistency and discourage withdrawals, the Company's insurance products generally incorporate surrender charges, market value adjustments and/or other features which may discourage or prevent such surrenders or withdrawals for a specified number of years. As of December 31, 1997, the Company had approximately $2.8 billion of customer deposits (43% of total customer deposits), including $2.0 billion of institutional spread product deposits, which were not subject to surrender charges or other restrictions on withdrawal. During 1998, surrender charges will no longer apply to an additional $206.3 million of customer deposits which were in force as of December 31, 1997. During 1994 and continuing to date, the Company has implemented programs designed to improve persistency. Such programs involve direct contact with customers and are designed to inform customers of the financial strength of the Company and its insurance subsidiaries and to describe other product offerings available.

REINSURANCE CEDED

     The Company's insurance subsidiaries reinsure risks under certain of their products with other insurance companies through reinsurance agreements. Through these reinsurance agreements, substantially all mortality risks associated with SPE and most variable annuity deposits and substantially all risks associated with the variable life business have been reinsured. The Company's primary reinsurers in respect of mortality risks associated with SPE deposits are Swiss Reinsurance Company, RGA Reinsurance Company and The Equitable Life Assurance Society, which are respectively rated A+, A+ and A by A.M. Best. Connecticut

General Life Insurance Company is the Company's principal reinsurer of the mortality risks associated with variable annuity deposits and is rated A+ by A.M. Best. Phoenix Home Life Mutual and American Franklin Life are the Company's principal reinsurers in respect of risks associated with the variable life business and are respectively rated A and A++ by A.M. Best. In addition, Integrity cedes a block of SPDAs on a coinsurance basis to Harbourton Reassurance, Inc., and in accordance with the treaty all assets supporting the liabilities are held in trust. Reinsurance does not fully discharge the Company's obligation to pay policy claims on the reinsured business; the ceding reinsurer remains responsible for policy claims to the extent the reinsurer fails to pay such claims.

RATINGS AND RATING AGENCIES

     Insurance companies are rated by independent rating agencies to provide both industry participants and insurance consumers meaningful information on specific insurance companies. Higher ratings generally indicate a higher relative level of financial stability and a stronger ability to pay claims. In general, the rating agencies issue opinions on the insurance companies' abilities to meet policyholder claims and obligations on a timely basis. The basis for an opinion on a particular rating includes such factors as capital resources, financial strength, demonstrated management expertise and stability of cash flow as well as the quality of investment operations, administration and marketing. These particular types of ratings are based upon factors relevant to policyholders and are not directed toward protection of stockholders. Such ratings are neither a rating of securities nor a recommendation to buy, hold or sell any security. The Company's insurance subsidiaries currently hold ratings from four such rating agencies: A.M. Best, S&P, Duff & Phelps, and Moody's Investors Service ("Moody's").


     The Company's insurance subsidiaries are currently classified "A (Excellent)" by A.M. Best, reflecting an upgrade from A- in October 1995. A.M. Best's ratings range from "A++ (Superior)" to "F (In liquidation)", and some companies are not rated.


     The Company's insurance subsidiaries currently hold an "A (Good)" claims-paying ability rating from S&P. The S&P claims-paying ability rating categories range from "AAA (Superior)" to "D (Liquidation)."

     In addition, the Company's insurance subsidiaries currently hold an "A-1" short-term rating from S&P. The short-term rating is used for any obligation whose maturity is typically one year or less or would apply to a put option or demand feature which would give the policyholder the right to receive their funds within one year. The S&P short-term rating categories range from "A-1+" to "D."

     The Company's insurance subsidiaries currently have a claims-paying ability rating from Duff & Phelps of "A+ (High)" and a short-term claims paying ability of "D-1." Duff & Phelps' claims-paying ability ratings range from "AAA" to "DD" and short-term claims paying ability ratings range from "D-1+" to "D-5."

     Moody's has currently assigned the Company's insurance subsidiaries a "Baa1 (Adequate)" insurance financial strength rating. Moody's ratings range from "Aaa (Exceptional)" to "C (Lowest)," and some companies are not rated.

     Customers and many financial institutions and broker-dealers tend to focus on the A.M. Best ratings of an insurer in determining whether to buy or market the insurer's annuities. If any of the Company's ratings were downgraded from their current levels or if the ratings of the Company's competitors improved and the Company's did not, the ability of the Company to distribute its products and the persistency of its existing business could be adversely affected. Each of the rating agencies reviews its ratings periodically, and there can be no assurance that the Company's current ratings will be maintained in the future.

PRODUCER AND CUSTOMER SERVICE, TECHNOLOGY AND ADMINISTRATION

     The Company believes that it can strategically employ technology to strengthen individual distributor and customer relationships by providing superior service, reducing operating costs, improving work flow efficiency, and reducing product development time.

     The Company's integrated approach to business requires that information be shared within and across functional groups. Management, therefore, believes that a PC-based client/server data processing platform provides users with direct access to information more efficiently than a mainframe system. To facilitate this process, the Company's principal locations in Kentucky, Ohio, New York and Minnesota use linked voice and data communications technologies over a wide-area network ("WAN"). With proper security clearance, employees can access databases on file servers from any location. Some of these file servers are owned and operated by the Company, while others and some main frame systems are owned and operated by external entities. Using an automated interface system to access these databases, the Company achieves reduced costs, strengthened internal control, and decreased possibility for error from manual intervention. The Company has and will continue to outsource systems or administrative functions in which the Company does not possess critical mass. The Company improved the productivity and effectiveness of its processing operations by relocating and consolidating its Ohio office to the corporate headquarters in Louisville, Kentucky. Final consolidation of non-critical operating functions in the Ohio office is anticipated to be completed by the end of the second quarter of 1998.


     The Company maintains a plan to recover its systems and operations promptly in the event of a disaster. For critical WAN applications, redundant servers with backed-up data are in place. Key functions are intended to be available within a matter of a few hours. For recovery of computer systems accessed through external parties, these vendors provide their own disaster recovery plans. Off-site storage of magnetic media is intended to ensure that data processing systems and the imaging system can also be restored in the event of a disaster.

     Additionally, in 1996, the Company expanded and improved the efficiency of its work flow processing and management reporting systems by employing an image based work flow system to route packets of information within and across functional groups. Not only does this system reduce the amount of paper generated in the back office, but it also reduces the manual work required to process transactions and allows the Company to track transactions and measure the performance of its personnel in order to improve operations and deliver more effective results to customers. Continued software development and systems migration projects will help eliminate computer redundancies in certain lines of business and improve the Company's ability to quickly bring increasingly complex and competitive products to market.


     The Company believes that the World Wide Web will become an important vehicle for conducting business in the financial services industry. In 1997, the Company introduced its Internet based producer service program called AnnuiTRAC(SM). The Company further believes that the convenience and ease of using this system will help attract and retain producers. AnnuiTRAC(SM) uses Web-based technology to provide producers with on-line access to policy and product information, 24 hours a day, seven days a week. Not only does this system automate account processing, but it also helps the Company meet the demands of a growing sales force without significantly increasing operating costs. Using this technology, producers can devote more time to selling new business and the Company spends less time processing the paperwork. Previously, when producers needed the status of pending accounts, historical transaction data, or product summaries, they requested the information from the Company's producer services unit and received it via facsimile or mail. With AnnuiTRAC(SM), this process is simplified with an interactive software system. Producers can now find valuable account information immediately and directly by accessing AnnuiTRAC(SM) through the Internet.


     The Company also uses technology to decrease the amount of time it takes to develop new products. Additionally, in 1997, the Company developed an improved policy administration system that allows it to quickly respond to changing customer needs and reduces the amount of time required to modify software necessary to implement new product features. The Company envisions using this system to support various aspects of its business in the future.

COMPETITION

     The financial services industry is highly competitive, and each of the Company's subsidiaries competes with companies that are significantly larger and have greater access to financial and other resources.

     The life insurance industry comprises approximately 1,800 companies in the United States and is highly competitive, with no one company dominating any of the principal markets in which the Company's insurance subsidiaries operate. Many insurance companies and insurance holding companies have substantially greater capital and surplus, larger and more diversified portfolios of life insurance policies and annuities, higher ratings and greater access to distribution channels than the Company's insurance subsidiaries. Competition is based upon many factors, such as the form and content of annuity policies, premiums charged, investment return, customer and producer service, access to distribution channels, financial strength and ratings of the company, experience, and reputation. The Company's insurance subsidiaries also encounter increasing competition from banks, securities brokerage firms, mutual funds, and other financial intermediaries marketing insurance products, annuities and other forms of savings and pension products.


     On January 18, 1995, the United States Supreme Court held in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act. In addition, the Supreme Court held on March 26, 1996 in Barnett Bank of Marion County v. Nelson that state laws prohibiting national banks from selling insurance in small town locations are pre-empted by federal law. The Office of the Comptroller of the Currency also adopted a ruling in November 1996 that permits national banks, under certain circumstances, to expand into other financial services, thereby increasing potential competition for the Company. At present, the extent to which banks can sell insurance and annuities without regulation by state insurance departments is being litigated in various courts in the United States. Although the effect of these recent developments on the Company and its competitors is uncertain, the Company may encounter increased competition from banks in the future. The Company believes that the fact that it is not hampered with a large captive sales force like many insurance companies is an advantage in creating strategic alliances with banks and other financial institutions.


     The principal competitive factors in the sale of annuity products are product features, perceived stability of the insurer, customer and producer service, name recognition, crediting rates, and commissions. The Company's insurance subsidiaries compete in their markets with numerous major national life insurance companies. Management believes that its ability to build market share and compete with other insurance companies is dependent upon its ability to expand and diversify its distribution channels and develop competitive products with unique features and services that focus on the needs of targeted market segments.

REGULATION

     The Company's business activities are subject to extensive regulation. Set forth below is a summary discussion of the principal regulatory requirements applicable to the Company.

  Insurance Regulation

     The Company's insurance subsidiaries are subject to regulation and supervision by the states in which they are organized and in the other jurisdictions where they are authorized to transact business. State insurance laws establish supervisory agencies with broad administrative and supervisory powers including granting and revoking licenses to transact business, regulation of marketing and other trade practices, operating guaranty associations, licensing agents, approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid without first obtaining regulatory approval, and other related matters. The primary purpose of such supervision and regulation under the insurance statutes of Ohio and New York, as well as other jurisdictions, is the protection of policyholders rather than investors or shareholders of an insurer. State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to the financial condition of insurance companies.

     In recent years, the insurance regulatory framework has been placed under increased scrutiny by various states, the federal government and the NAIC. Various states have considered or enacted legislation that changes, and in many cases increases, the states' authority to regulate insurance companies. Over the past few years, the NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to reduce the risk of insurance company insolvencies. These initiatives include new investment reserve requirements, risk-based capital standards and restrictions on an insurance company's ability to pay dividends to its stockholders. Specifically, the NAIC "Codification of Statutory Accounting Principles" project may revamp the current statutory accounting practices for the Company's insurance subsidiaries. Certain proposals under consideration may have a negative impact on the statutory surplus of the Company's insurance subsidiaries and thus their ability to pay dividends to the Company. Issue papers were released for industry review and Statements of Statutory Accounting Principles were issued by the NAIC in 1997, subject to final approval. In certain states, this project will not undermine the states' authority to make a final determination on acceptable and appropriate accounting practices as the NAIC proposals may be subject to implementation only upon legislative enactment by the applicable state legislature. The Company is monitoring developments in the regulatory area and assessing the potential effects any changes would have on the Company.

     Although the federal government currently does not directly regulate the business of insurance generally, federal initiatives can significantly affect the insurance business. Legislation has been introduced from time to time in Congress that could result in the federal government assuming a role in the regulation of insurance companies. Congress and certain federal agencies are investigating the current condition of the insurance industry in the United States in order to decide whether some form of federal regulation of insurance companies would be appropriate. It is not possible to predict the outcome of any such congressional activity, which could result in the federal government assuming some role in the regulation of the insurance industry, or the potential effects thereof on the Company.

     Insurance Holding Company Regulation. The Company and its affiliates are subject to regulation under the insurance holding company statutes of Ohio, the domiciliary state of Integrity, and of New York, the domiciliary state of National Integrity, and under the insurance statutes of other states in which the Integrity Companies are licensed to transact the business of insurance. Most states have enacted legislation which regulates insurance holding company systems, including acquisitions, extraordinary dividends, the terms of transactions between affiliates including insurance companies and other related matters. The Integrity Companies are required to file certain reports in Ohio, New York and certain other states, including information concerning their capital structure, ownership, financial condition, and general business operations. The Ohio and New York insurance laws also require prior notice or approval of changes in control of an insurer or its holding companies and of material intercorporate transfers of assets and material agreements between an insurer and affiliates within the holding company structure. Under the Ohio and New York insurance laws, any person, corporation or other entity which seeks to acquire, directly or indirectly, 10% or more of the voting securities of an Ohio or New York insurance company or any of its parent companies is presumed to acquire "control" of such insurance company and must obtain the prior approval of both the Ohio Insurance Director and New York Insurance Superintendent. Prior to acquiring such control, the proposed acquirer must either file an application containing certain information including, but not limited to, the identity and background of the acquirer and its affiliates and the source and amount of funds to be used to effect the acquisition, or obtain an exemption from the approval requirement.


     In the event of a default on the Company's debt or the insolvency, liquidation or other reorganization of the Company, the creditors and stockholders of the Company will have no right to proceed against the assets of Integrity or National Integrity or to cause their liquidation under federal or state bankruptcy laws. Insurance companies are not subject to such bankruptcy laws but are instead governed by state insurance laws relating to liquidation or rehabilitation due to insolvency or impaired financial condition. Therefore, if Integrity or National Integrity were to be liquidated or be the subject of rehabilitation proceedings, such liquidation or rehabilitation proceedings would be conducted by the Ohio Insurance Director and the New York Insurance Superintendent, respectively, as the receiver with respect to all of Integrity's or National Integrity's assets and business. Under the Ohio and New York insurance laws, all creditors of Integrity or National Integrity, including policyholders, would be entitled to payment in full from such assets before the Company or Integrity Holdings, as indirect or direct stockholders, would be entitled to receive any distribution therefrom.

     Dividend Restrictions. The Company's ability to declare and pay dividends is affected by Ohio and New York laws regulating the ability of National Integrity to pay dividends to Integrity and the ability of Integrity to pay dividends to the Company.



     Under Ohio law, an Ohio domestic life insurance company may not make, without the prior approval of the Ohio Insurance Director, dividend payments in excess of the greater of (i) 10% of such insurance company's statutory capital and surplus as of the preceding December 31; and (ii) such insurance company's statutory net income for the preceding year. Under New York insurance law, National Integrity may pay dividends to Integrity only out of its earnings and surplus and may not distribute any dividends without at least 30 days' prior written notice to the New York Insurance Superintendent, who may disapprove a proposed dividend upon a determination that National Integrity's financial condition does not warrant such distribution. Because National Integrity is a subsidiary of Integrity, dividend payments made by National Integrity to Integrity must be made in compliance with New York standards, and the ability of Integrity to pass those dividends on to the Company is subject to compliance with Ohio standards.


     Integrity paid $26 million in dividends to the Company during 1997, the maximum amount that was payable. For 1998, the maximum dividend payments that may be paid by Integrity to the Company without prior regulatory approval are $38 million.

     Mandatory Investment Reserve. Under NAIC rules, life insurance companies must maintain an asset valuation reserve ("AVR"), supplemented by an interest maintenance reserve ("IMR"). These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of GAAP and therefore have no impact on the Company's reported results of operations or financial position. These reserves affect the determination of statutory surplus, and changes in such reserves may impact the ability of the Integrity Companies to pay dividends or other distributions to the Company. The extent of the impact of the AVR will depend upon the future composition of the investment portfolio of the Integrity Companies. The extent of the impact of the IMR will depend upon the extent of the gains and losses of the Integrity Companies' investment portfolio and the related amortization thereof. Based on the current investment portfolio of the Company's insurance subsidiaries, the Company does not anticipate that expected provisions for the AVR and IMR will materially adversely affect the ability of the Integrity Companies to pay dividends or other distributions to the Company.

     Risk-based Capital Requirements. The NAIC Risk-Based Capital ("RBC") requirements evaluate the adequacy of a life insurance company's adjusted statutory capital and surplus in relation to investment, insurance and other business risks. The RBC formula is used by the states as an early warning tool to identify potential weakly capitalized companies for the purpose of initiating regulatory action and is not designed to be a basis for ranking the financial strength of insurance companies. In addition, the formula defines a minimum capital standard which supplements the previous system of low fixed minimum capital and surplus requirements. The RBC requirements provide for four different levels of regulatory attention depending on the ratio of a company's adjusted capital and surplus to its RBC.

     The consolidated statutory capital and surplus of the Company's life insurance subsidiaries totaled $211.8 million and $163.8 million at December 31, 1997 and 1996, respectively, and were substantially in excess of the minimum level of RBC that would require regulatory action. In addition, the consolidated statutory AVRs of the Company's insurance subsidiaries totaled $24.9 million and $15.6 million at December 31, 1997 and 1996, respectively (excluding voluntary reserves of $5.3 million and $12.5 million at December 31, 1997 and 1996, respectively). AVRs are generally added to statutory capital and surplus for purposes of assessing capital adequacy against various measures used by rating agencies and regulators, including RBC.

     Guaranty Fund Assessments. Under the insurance guaranty fund laws existing in each state, insurers licensed to do business in the state can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In connection with the acquisition by the Company of the Integrity Companies from National Mutual, National Mutual agreed to indemnify the Company for guaranty fund assessments levied in respect of companies declared insolvent or subject to conservatorship prior to November 26, 1993. The amounts actually assessed to and paid by the Company's insurance subsidiaries for the years ended December 31, 1997, 1996 and 1995 were approximately $1.6 million, $1.5 million and $1.1 million, respectively. Of such amounts, approximately $.5 million, $.5 million and $.4 million, respectively, were reimbursed by National Mutual under its indemnity obligation to the Company. Because such assessments are typically not made for several years after an insurer fails and depend upon the final outcome of liquidation or rehabilitation proceedings, the Company cannot accurately determine the precise amount or timing of its exposure to known insurance company insolvencies at this time. During 1996 and 1995, the Company recorded provisions for future state guaranty fund association assessments of $1.6 million and $.3 million, respectively. No provision was recorded during 1997. At December 31, 1997, the Company's reserve for such assessments was $4.9 million. No assurance can be given that the Company's reserve for assessments or such indemnity will be adequate in the event of any loss suffered by the Company in respect of any assessment made under state insurance guaranty fund laws. The reserve does not include any provision for future assessments related to unknown failures or to known failures for which no estimate of the Company's exposure currently can be made. The Company estimates its reserve for assessments using information provided by the National Organization of Life and Health Guaranty Associations. The insolvency of large life insurance companies in future years could result in additional material assessments to the Company by state guaranty funds that could have a material adverse impact on the Company's future earnings and liquidity.


     Triennial Examinations. The Ohio and New York insurance departments usually conduct an examination of Integrity and National Integrity, respectively, every three years, and may do so at such other times as are deemed advisable by the Ohio Insurance Director and New York Insurance Superintendent. The report with respect to the most recent triennial examination of Integrity issued in 1997 covered the periods 1993 through 1995 and contained no material adverse findings. The report with respect to the most recent triennial examination of National Integrity issued in 1997 covered the periods 1993 through 1995 and also contained no material adverse findings.

     Insurance Regulatory Information System. The NAIC has developed a set of financial relationships or "tests" called the Insurance Regulatory Information System ("IRIS") that were designed for early identification of companies that may require special attention by insurance regulatory authorities. These tests were developed primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. Insurance companies submit data on an annual basis to the NAIC, which in turn analyzes the data using ratios covering twelve categories of financial data with defined "usual ranges" for each category.

     Falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as a part of the regulatory early warning monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall outside of the usual range for one or more ratios because of specific transactions that are in themselves immaterial or eliminated at the consolidated level. Generally, an insurance company will become subject to increased regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios. In normal years, 15% of the companies included in the IRIS system are expected by the NAIC to be outside the usual range on four or more ratios.


     In 1997, two IRIS ratios for Integrity and three IRIS ratios for National Integrity fell outside the usual range due to normal business operations which included the sale of a substantial volume of funding agreements and GICs ("institutional spread products"). For Integrity, the change in premium ratio was +197%, as compared to the usual range of between +50% and -10%. This ratio was above the usual range due to an increase in institutional spread product premiums from $507.9 million in 1996 to $1.7 billion in 1997 and an increase in guaranteed rate option annuity premiums from $51.6 million in 1996 to $210.4 million in 1997. Such increases were a result of increased marketing efforts. Integrity's change in reserving ratio was -99% as compared to the usual range of between +20% and -20%. This ratio measures the difference in reserves as a percentage of premiums from one year to the next for business classified as life insurance for statutory accounting and reporting purposes. This ratio is not meaningful as it applies to Integrity because Integrity primarily writes retail fixed, indexed and variable annuity products and institutional spread products rather than life insurance, and due to its mix of life insurance reserves and premiums. Over 85% of Integrity's life insurance reserves are a closed block of SPE contracts which have reserve changes from year to year, but generate no premiums. Integrity's life insurance premiums ($1.2 million in 1997) are primarily generated from variable life business which is reinsured through a modified coinsurance reinsurance treaty. This treaty generates premium flow but not reserve adjustments. Thus, for Integrity, the ratio, in essence, compares SPE reserve changes to variable life premiums.


     For National Integrity, the change in premium ratio was -38%, as compared to the usual range of between +50% and -10%. This ratio was below the usual range due to a decrease in institutional spread product premiums from $239.6 million in 1996 to zero in 1997, partially offset by an increase in guaranteed rate option annuity premiums from $31.9 million in 1996 to $125.3 million in 1997. National Integrity's change in product mix ratio was 9.9%, as compared to the usual range of 5% or less. This ratio was slightly above the usual range due to the decrease in sales of institutional spread products and the increase in sales of guaranteed rate option annuities during 1997. National Integrity's change in reserving ratio was -23% as compared to the usual range of between +20% and -20%. This ratio is not meaningful as it applies to National Integrity because National Integrity primarily writes fixed and variable annuity products rather than life insurance, and due to its mix of life insurance reserves and premiums.


  Other Regulation

     The Company's non-insurance activities are also subject to extensive regulation. Integrity Capital Advisors, Inc. is registered with the Commission as an investment adviser under the Investment Advisers Act and is subject to regulation and examination under ERISA by the U.S. Department of Labor and under the Advisers Act by the Commission. In addition, variable annuities and the related nonguaranteed separate accounts of the Company's insurance subsidiaries are subject to regulation by the Commission under the Securities Act and the Investment Company Act.


     The Company's broker-dealer subsidiary, ARM Securities, is registered with the Commission under the Exchange Act and is subject to regulation by the Commission. ARM Securities is also subject to regulation, supervision and examination by the states in which it transacts business, as well as by the NASD. The NASD has broad administrative and supervisory powers relative to all aspects of ARM Securities' business and may examine its business and accounts at any time.


     SBM Certificate Company is subject to regulation and supervision by federal and state regulators. The Investment Company Act and rules issued by the Commission thereunder specify certain terms applicable to face-amount certificates, the method for calculating reserve liabilities on outstanding certificates, the minimum amounts and types of investments to be deposited with a qualified custodian to support such reserve liabilities, and a variety of other restrictions on the operation and governance of a face-amount certificate company. Pursuant to statutory authority, the Minnesota Department of Commerce (the "MDC") exercises supervisory powers over SBM Certificate Company's face-amount certificate business similar to those exercised by the Commission under the Investment Company Act. In addition, the MDC conducts annual examinations of SBM Certificate Company. The offer and sale of its face-amount certificates also are subject to federal and state securities laws.

     The securities laws and regulations referred to above generally grant supervisory agencies and bodies broad administrative powers, including the power to fine, limit or restrict a firm from conducting its business in the event that it fails to comply with such laws and regulations. In addition to maintaining registrations, the regulatory requirements include reporting, maintaining books and records in prescribed forms, maintaining certain mandatory custodial arrangements, approving employees, representatives and, in some cases, owners, and other compliance procedures. Possible sanctions that may be imposed in the event of noncompliance include, without limitation, the suspension of individual employees, limitations on the firm's engaging in business for specified periods of time, revocation of the firm's registration as an investment advisor or broker-dealer, censures and fines. The regulators make periodic examinations and review annual, monthly and other reports on the operations of the Company or its subsidiaries. Changes in these laws or regulations could have a material adverse impact on the profitability and mode of operations of the Company.

     Examinations. During 1997, the Commission conducted an examination of National Integrity's nonguaranteed separate account products, which are registered. No material control deficiencies were found during this examination. In addition, the Commission conducts routine examinations of the Company's registered investment adviser operations to ensure compliance with the requirements prescribed by the Advisers Act. Similarly, the NASD regulates the activities of the Company's broker-dealer operations and conducts routine examinations thereof.

  Federal Income Tax

     In recent years, several proposals have been made to change the federal income tax system. These proposals have included various flat tax rate and consumption taxes. Under a proposal currently included in The Administration's Fiscal Year 1999 Budget all exchanges involving a variable annuity contract and all reallocations within variable annuity contracts would be taxed. It is impossible to predict the effect on the Company's business of the adoption of any of these proposals. It is possible that the adoption of a tax proposal that reduces or eliminates the tax-deferred status of annuities could adversely affect the Company's business.

EMPLOYEES

     At December 31, 1997, the Company and its subsidiaries had approximately 300 employees, none of whom was represented by a labor union. The Company believes that its relations with its employees are good.

PROPERTIES

     The Company leases approximately 62,000 square feet of office space in Louisville, Kentucky under a lease agreement (the "Lease") which expires on September 1, 2006, and which is subject to two five-year renewal options. This office space accommodates the executive, marketing, product development, actuarial, accounting, corporate finance, and legal functions of the Company. The Company has a standby letter of credit in the amount of approximately $1.7 million with one of its lending institutions to secure the Company's obligations under the Lease.

     In addition to its headquarters, the Company and its subsidiaries lease approximately 72,000 square feet of space in the Columbus, Ohio vicinity, 15,000 square feet of space on Chamberlain Lane in Louisville, Kentucky and subleases approximately 1,000 square feet of office space in New York City from New ARMCA. The operations of the Company's New York insurance subsidiary, National Integrity, are conducted from the New York facility. Additional office space owned in New Ulm, Minnesota supports the distribution operations of SBM Certificate Company. The Chamberlain Lane space in Louisville, Kentucky serves as the Company's primary distribution center for all of its operations. The Columbus office space was vacated upon the consolidation of the Company's Columbus operations with the corporate headquarters in Louisville and the Company intends to either sublease this space or buy out the remainder of the lease at a discount.

LEGAL PROCEEDINGS

     As a consequence of the acquisition of SBM Life and SBM Life's merger with and into Integrity, Integrity became a party to a marketing agreement with Multico Marketing Corporation ("Multico"). In reliance upon the marketing agreement, Integrity eliminated commissions to Multico on new product sales on a prospective basis effective July 1, 1995. Multico filed a lawsuit in the United States District Court for the Western District of Kentucky against Integrity on February 23, 1996, alleging breach of contract and breach of the covenant of good faith and fair dealing, and seeking a trial by jury and compensatory and punitive damages of approximately $61 million. Integrity filed a counterclaim against Multico seeking a declaration that Integrity's actions in revising commissions did not constitute a breach of contract, and the recovery of the commissions, fees, trailers, overwrites and bonuses paid to Multico in the amount of approximately $9.3 million. On March 30, 1998, the Company settled this litigation on terms that the Company believes will not result in any material adverse impact to its results of operations or financial condition.

     The Company is currently involved in no material legal or administrative proceedings that could result in a material adverse impact on the financial position of the Company.

                                   MANAGEMENT


     The directors and executive officers of the Company, their ages, and positions with the Company as of the date hereof, are set forth below. There are no family relationships among any directors or executive officers of the Company. On February 10, 1998, John Franco retired as the Company's Co-Chairman of the Board and Co-Chief Executive Officer. After consummation of the Offering, it is the intention of Messrs. Niehaus and Goldberg to resign from, and/or not stand for reelection to, the Board of Directors of the Company.



             NAME                  AGE                                    TITLE
             ----                  ---                                    -----
Martin H. Ruby.................    47     Chairman of the Board and Chief Executive Officer and Director
John R. Lindholm...............    49     President -- Retail Business Division and Director
Dennis L. Carr.................    48     Executive Vice President and Chief Actuary
David E. Ferguson..............    50     Executive Vice President and Chief Technology Officer
John R. McGeeney...............    41     Executive Vice President -- Retail Business Division
Robert H. Scott................    51     Executive Vice President, General Counsel and Secretary
Patricia L. Winter.............    39     Executive Vice President -- Investment Assurance and
                                          Institutional Products
Edward L. Zeman................    43     Executive Vice President and Chief Financial Officer
Peter S. Resnik................    37     Treasurer
Barry G. Ward..................    36     Controller
Dudley J. Godfrey, Jr..........    72     Director
Alan E. Goldberg...............    43     Director
Robert H. Niehaus..............    42     Director
Edward D. Powers...............    65     Director
Colin F. Raymond...............    27     Director
Irwin T. Vanderhoof............    70     Director



     MARTIN H. RUBY has been a Director of the Company since July 1993. He has been Chairman of the Board and Chief Executive Officer of the Company since February 1998. Prior to that time, he had served as Co-Chairman of the Board and Co-Chief Executive Officer of the Company since July 1993. From its inception in March 1992 until November 1993, Mr. Ruby served as Co-Chief Executive Officer of Oldarm L.P. From May 1990 to January 1992, Mr. Ruby was President and Managing Director of the ICH Capital Management Group, ICH Corporation, and the President of Constitution Life Insurance Company, the accumulation product subsidiary of ICH Corporation. From 1986 to 1989, Mr. Ruby was the Chief Executive Officer and Managing Director of Capital Initiatives Corporation, a subsidiary of the former Capital Holding Corporation. From 1980 to 1986, Mr. Ruby held various other positions with Capital Holding Corporation.



     JOHN R. LINDHOLM was elected as a Director of the Company in April 1998. He has served as President -- Retail Business Division of the Company since January 1997. He had been Executive Vice President and Chief Marketing Officer of both the retail and institutional business units of the Company since July 1993. Until November 1993, Mr. Lindholm served as the Chief Marketing Officer of Oldarm L.P., a position he held since its inception in March 1992. From June 1990 to February 1992, Mr. Lindholm was the Chief Marketing Officer and a Managing Director of the ICH Capital Management Group of ICH Corporation. From 1980 to 1990, he was employed by Capital Holding Corporation, first as Vice President -- Compensation and Benefits and then as Chief Marketing Officer and Managing Director of its Accumulation and Investment Group. Mr. Lindholm is also Chairman of the Board of The Legends Fund, Inc.


     DENNIS L. CARR has served as Executive Vice President and Chief Actuary of the Company since June 1996. He had been Executive Vice President and Chief Product Development Officer of the Company since September 1993, and was appointed Actuary in June 1995. Prior to joining the Company in September 1993, he was Director of Product Development for the Accumulation and Investment Group of Capital Holding Corporation. From July 1983 to July 1988, Mr. Carr was a consulting actuary for Tillinghast, being named a principal of that firm in 1987.

     DAVID E. FERGUSON has served as Executive Vice President and Chief Technology Officer of the Company since January 1997. He had been Executive Vice President and Chief Administrative Officer of the Company since July 1993. He also served as Chief Technology Officer of Oldarm L.P. from January 1993 until November 1993, and was Chief Technology Officer of Franco Associates, Ltd. from its inception in March 1992 to its merger with Oldarm L.P. in December 1992. From 1990 to March 1992, Mr. Ferguson was employed as the President and Chief Executive Officer of the James Graham Brown Foundation, Inc., a private philanthropic association in Louisville, Kentucky. From 1984 to 1990, Mr. Ferguson was a partner at Ernst & Young LLP (or its predecessor Arthur Young) and National Director of their Insurance Industry Consulting groups.

     JOHN R. MCGEENEY has served as Executive Vice President -- Retail Business Division of the Company since January 1997. He had been Co-General Counsel of the Company since January 1994, was Assistant General Counsel of the Company from October 1993 to December 1993, and served as Secretary from December 1993 to December 1995. From February 1988 to October 1993, Mr. McGeeney served as Assistant General Counsel for the Accumulation and Investment Group of Capital Holding Corporation. He had also been an associate with the law firm of Middleton & Reutlinger from 1986 until 1988.


     ROBERT H. SCOTT has served as Executive Vice President and General Counsel of the Company since January 1997, and was appointed Secretary of the Company in December 1995. He had been Co-General Counsel of the Company since January 1994, and was Assistant General Counsel of the Company from July 1993 to December 1993. From June 1993 until November 1993, he served as Assistant General Counsel of Oldarm L.P. Mr. Scott also served as Deputy General Counsel for ICH Corporation from June 1990 to March 1993.


     PATRICIA L. WINTER was named Executive Vice President -- Investment Assurance and Institutional Products of the Company in February 1998. She had been Senior Vice President -- Mergers/Acquisitions and Investment Assurance since March 1997. Ms. Winter also served in other various positions within the Company from April 1992 to February 1997, the last of which was Asset/Liability Officer. Prior to that time, Ms. Winter was a Director -- Accumulation Product Development of the ICH Capital Management Group of ICH Corporation from August 1990 to March 1992.

     EDWARD L. ZEMAN has been Executive Vice President and Chief Financial Officer of the Company since September 1995. Prior to joining the Company, Mr. Zeman served in various positions with SBM Company from June 1990 to June 1995, the last of which was Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer. He also served in various positions with Deloitte & Touche LLP, a certified public accounting firm, from 1977 through 1990, the last of which was Senior Manager. Mr. Zeman currently serves on the Board of Directors of Dotronix, Inc.

     PETER S. RESNIK has been the Treasurer of the Company since December 1993. From December 1992 to November 1993, he served in various financial and operational positions for Oldarm L.P. From June 1986 through July 1992, he served as Assistant Vice President of Commonwealth Life Insurance Company, a subsidiary of Capital Holding Corporation in various management positions, the last of which was Director of Planning and Budgets in the Agency Group Division.

     BARRY G. WARD has served as Controller of the Company since April 1996. From October 1993 to April 1996, Mr. Ward served as financial officer directly responsible for the Company's financial reporting function. From January 1989 to October 1993, he served in various positions within Ernst & Young LLP's Insurance Practice, the last of which was Audit Manager.

     DUDLEY J. GODFREY, JR. has been a Director of the Company since February 1994. He has been a senior shareholder in the law firm of Godfrey & Kahn, S.C., Milwaukee, Wisconsin, since 1957. Mr. Godfrey serves on the Board of Directors of Manpower, Inc. and Clarcor, Inc. and other closely and privately held corporations.


     ALAN E. GOLDBERG has been a Director of the Company since February 1998. He is the head of the Private Equity Group of Morgan Stanley Dean Witter & Co. ("MSDW"), which includes Morgan Stanley Capital Partners, Morgan Stanley Venture Partners and Morgan Stanley Global Emerging Markets. Mr. Goldberg has been a Managing Director of Morgan Stanley & Co. Incorporated ("MS&Co.") since January 1988. Mr. Goldberg is also a Managing Director and a director of Morgan Stanley Leveraged Equity Fund II, Inc. ("MSLEF II, Inc."), the general partner of MSLEF II, and of Morgan Stanley Capital Partners III, Inc. ("MSCP III, Inc."), the general partner of the general partner of the MSCP Funds. He also serves as a director of Catalytica, Inc., Amerin Corporation, Jefferson Smurfit Corporation, Direct Response Corporation, Homeowners Direct Corporation, SITA Telecommunications Holdings N.V. and other privately held companies.



     ROBERT H. NIEHAUS has been a Director of the Company since February 1998. He has been a Managing Director of MS&Co. since January 1990. Mr. Niehaus is also a Managing Director and a director of MSLEF II, Inc. and of MSCP III, Inc. Mr. Niehaus also serves on the Board of Directors of American Italian Pasta Company, Fort James Corporation, Silgan Holdings Inc., Waterford Wedgwood UK plc. (of which he is Chairman) and several privately held companies.



     EDWARD D. POWERS has been a Director of the Company since September 1994. Mr. Powers currently serves as Chairman and Chief Executive Officer of Powers Holdings Co. He served as Chairman and Chief Executive Officer of Burnham Service Co., Columbus, Georgia, from 1989 through 1993. Prior to 1989, he served as Chairman and Chief Executive Officer of The Mueller Co., Decatur, Illinois. Mr. Powers also serves on the Board of Directors of Red Roof Inns Inc.



     COLIN F. RAYMOND has been a Director of the Company since January 1997. He has been an Associate of MS&Co. since April 1996, and is an Associate of MSCP III, Inc. From January 1995 to April 1996, Mr. Raymond was an Associate with Wolfensohn & Co. Prior to that time, he had been an Associate in J.P. Morgan & Co.'s corporate finance division. Mr. Raymond also serves on the Board of Directors of several privately held companies.


     IRWIN T. VANDERHOOF has been a Director of the Company since November 1993. Mr. Vanderhoof has been a clinical professor of Finance at the Stern School of Business at New York University since 1989. He is the principal of Actuarial Investment Consulting. Prior to 1988, Mr. Vanderhoof was the Chief Actuary and Investment Officer for the individual lines of business of The Equitable Life Assurance Company of the United States.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table provides information, as of April 16, 1998, concerning beneficial ownership of the Common Stock by (i) the Selling Stockholders; (ii) each director of the Company; (iii) the Company's Chief Executive Officer, former Co-Chief Executive Officer and the Company's four other most highly compensated executive officers for the year ended December 31, 1997; and (iv) all directors and executive officers of the Company as a group. The information in the table is based on information from the named persons regarding ownership of Common Stock. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares shown as beneficially owned by them, exercised solely by the named person or shared with a spouse.



                                               PRIOR TO THE OFFERING                              AFTER THE OFFERING
                                       --------------------------------------                     -------------------
                                            CLASS A              CLASS B                                CLASS A
                                          COMMON STOCK        COMMON STOCK         SHARES TO         COMMON STOCK
                                       ------------------   -----------------     BE SOLD IN      -------------------
                                        NUMBER      %(2)     NUMBER     %(2)    THE OFFERING(1)     NUMBER      %(2)
                                       ---------    -----   ---------   -----   ---------------   ----------   ------
The Morgan Stanley Leveraged
  Equity Fund II, L.P.(3)(4)
  1221 Avenue of the Americas
  New York, NY 10020.................  6,001,846     28.0%  1,119,565    57.5%     5,748,301      1,373,110      5.9%
Morgan Stanley Capital
  Partners III, L.P.(3)(4)
  1221 Avenue of the Americas
  New York, NY 10020.................  3,907,147     18.2     728,827    37.4      3,742,091        893,883      3.8
Morgan Stanley Capital
  Investors, L.P.(3)(4)
  1221 Avenue of the Americas
  New York, NY 10020.................    114,847        *      21,423     1.1        109,995         26,275        *
MSCP III 892 Investors, L.P.(3)(4)
  1221 Avenue of the Americas
  New York, NY 10020.................    417,239      1.9      77,831     4.0        399,613         95,457        *
Directors and Named Executive
  Officers:
  Martin H. Ruby.....................    644,120(5)   2.9          --      --             --        644,120(5)   2.7
                                                (6)                                                        (6)
  John Franco........................    605,895(5)   2.8          --      --             --        605,895(5)   2.5
  John R. Lindholm...................    241,679(5)   1.1          --      --             --        241,679(5)   1.0
  David E. Ferguson..................    178,404(5)     *          --      --             --        178,404(5)     *
                                                (6)                                                        (6)
  Edward L. Zeman....................     18,781(5)     *          --      --             --         18,781(5)     *
  Daniel R. Gattis...................         --(5)    --          --      --             --             --(5)    --
  Dudley J. Godfrey, Jr. ............     35,843        *          --      --             --         35,843       --
  Alan E. Goldberg...................         --       --          --      --             --             --       --
  Robert H. Niehaus..................         --       --          --      --             --             --       --
  Edward D. Powers...................     53,985        *          --      --             --         53,985        *
  Colin F. Raymond...................         --       --          --      --             --             --       --
  Irwin T. Vanderhoof................      8,726        *          --      --             --          8,726        *
All directors and executive officers
  as a group (18 persons)............  2,120,524(5)   9.4          --      --             --      2,120,524(5)   8.7
                                                (6)                                                        (6)


---------------

(1) The shares to be sold by the Morgan Stanley Stockholders in the Offering (i) exclude up to an aggregate of 1,500,000 shares of Class A Common Stock that may be sold by the Selling Stockholders pursuant to the U.S. Underwriters' over-allotment option; and (ii) include all of their shares of Class B Common Stock, which will automatically be converted into shares of Class A Common Stock upon such sale. See "Description of Capital Stock." As a result, upon consummation of the Offering, there will no longer by any shares of Class B Common Stock outstanding.



(2) Based on the number of shares outstanding at, or acquirable within 60 days of, April 16, 1998.

(3) Stock ownership information is based upon information set forth in Schedule 13G filed with the Commission with respect to beneficial ownership of the Company's Class A Common Stock as of December 31, 1997.



(4) The general partner of MSLEF II and the general partner of the general partner of the MSCP Funds are wholly owned subsidiaries of MSDW.



(5) Includes 432,194, 25,196, 216,218, 145,059, 15,281 and 1,047,834 shares for
    Messrs. Ruby, Franco, Lindholm, Ferguson and Zeman, and all directors and executive officers as a group, respectively, that may be acquired upon the exercise of options that are exercisable within 60 days after April 16, 1998. Such options were granted pursuant to the ARM Financial Group, Inc. Stock Option Plan effective as of June 14, 1995, as amended (the "Option Plan"). Mr. Franco exercised 386,084 of his vested options on February 17, 1998. Mr. Franco's unvested options will continue to vest and become exercisable in accordance with the terms of his retirement agreement and the Option Plan. Mr. Gattis exercised his vested options and simultaneously sold the underlying shares on April 6, 1998, in connection with his resignation from the Company.



(6) All shares of Class A Common Stock are held directly with the following exceptions: 32,285 shares held by Mr. Ruby are indirectly owned through Woodstone Ventures LLC, a limited liability company ("Woodstone Ventures"), the members of which are Mr. Ruby's two daughters, and 92,000 shares are indirectly held through Ruby Ventures, L.P., a limited partnership pursuant to which Mr. Ruby's wife and two daughters are the limited partners, and Mr. Ruby is the general partner with sole investment control and voting power over such shares; and Mr. Ferguson beneficially owns 1,412 shares which are held in the IRA account of his wife.



 *  Less than one percent.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon the completion of the Offering, the Company will have 23,397,471 shares of Common Stock outstanding, assuming no exercise of any options granted by the Company. Of these shares, 19,997,339 shares will be tradeable without restriction or further registration under the Securities Act, except for any of such shares held by "affiliates" (as defined under the Securities Act) of the Company. The remaining 3,400,132 shares of Common Stock will be deemed "restricted" securities within the meaning of Rule 144. Neither shares held by an affiliate nor restricted securities may be publicly sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.



     Generally, Rule 144 provides that a person who has owned restricted securities for at least one year, or who may be deemed an "affiliate" of the Company, is entitled to sell, within any three-month period, up to the number of restricted securities that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock; or (ii) the average weekly trading volume during the four calendar weeks preceding the date on which notice of sale is filed with the Commission. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, volume of sales and the availability of current public information about the Company. In addition, restricted securities that have been held for at least two years by a person who has not been an "affiliate" of the Company during the preceding three months may be sold under Rule 144(k) without regard to the volume limitations or current public information or manner of sale requirements of Rule 144. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with such issuer.



     Each of the Company, its directors and executive officers and the Morgan Stanley Stockholders has agreed that, without the prior written consent of the U.S. Representatives (as defined herein), in the case of the Morgan Stanley Stockholders, and MS&Co., in the case of the Company and all other stockholders, and subject to certain limitations in the case of stockholders who are executive officers, the Company and such directors, executive officers and stockholders will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (provided that such shares or securities are either owned on the date of this Prospectus or are thereafter acquired prior to the Offering) or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) of this sentence is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (a) the shares of Class A Common Stock to be sold hereby; (b) the issuance by the Company of shares of Class A Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus; and (c) the issuance by the Company of any shares of Class A Common Stock or other securities or the grant by the Company of any options to purchase shares of Class A Common Stock issued pursuant to the Company's employee benefit plans. In addition, pursuant to an agreement entered into between the Company and John Franco in connection with Mr. Franco's retirement as a director, officer and employee of the Company, Mr. Franco agreed for the period expiring on June 10, 1998, without the prior written consent of the Company, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Class A Common Stock, any options or warrants to purchase any shares of Class A Common Stock or any securities convertible into or exchangeable for shares of Class A Common Stock owned by Mr. Franco.



     Pursuant to the Stockholders' Agreement, the Company has granted the Morgan Stanley Stockholders certain "demand" registration rights with respect to the shares of Common Stock held by the Morgan Stanley Stockholders. In addition to such demand rights, the Morgan Stanley Stockholders will be entitled, subject to certain limitations, to register shares of Common Stock in connection with a registration statement prepared by the Company. In connection with his retirement arrangement, Mr. Franco received "piggyback" registration rights entitling him to register his shares of Common Stock whenever the Morgan Stanley

Shareholders exercise their registration rights. Each of the Morgan Stanley Stockholders has agreed that, without the prior written consent of the U.S. Representatives, it will not, during the period ending 90 days after the date of this Prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for Class A Common Stock.



     Subject to the lock-up period described above, the Morgan Stanley Stockholders may choose to dispose of the Common Stock owned by them. The timing of such sales or other dispositions by such stockholders (which could include distributions to the Morgan Stanley Stockholders' limited partners) will depend on market and other conditions, but could occur relatively soon after the lock-up period, including pursuant to the exercise of their registration rights. The Morgan Stanley Stockholders are unable to predict the timing of sales by any of their limited partners in the event of a distribution to them. Such dispositions could be privately negotiated transactions or public sales.


     No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of Class A Common Stock (including shares issued upon the exercise of stock options in the public market, or the perception that such sales could occur) could adversely affect the prevailing market price of the Class A Common Stock in the public market or the ability of the Company to raise additional capital through the sale of its equity securities.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The authorized capital stock of the Company consists of 150 million shares of Class A Common Stock, 50 million shares of Class B Common Stock, and 10 million shares of preferred stock, par value $.01 per share (the "Preferred Stock"). The following summary does not purport to be complete and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Certificate of Incorporation and By-laws of the Company and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").


COMMON STOCK


     Upon completion of the Offering, the Company will have 23,397,471 shares of Class A Common Stock and no shares of Class B Common Stock outstanding, assuming no outstanding options are exercised.


     Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock on each matter submitted to a vote of stockholders, including the election of directors. Holders of Class A Common Stock are not entitled to cumulative voting. Shares of Class A Common Stock have no preemptive or other subscription rights and are convertible by the Morgan Stanley Stockholders into an equal number of shares of Class B Common Stock.

     Class B Common Stock. Holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except (i) as otherwise required by law; and (ii) that the holders of Class B Common Stock shall have the right to vote as a class on any amendment, repeal or modification to the Certificate of Incorporation that adversely affects the powers, preferences or special rights of the holders of the Class B Common Stock. Shares of Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (x) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock; and (y) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder or an affiliate of a Morgan Stanley Stockholder.

     Dividends. All holders of Common Stock are entitled to receive such dividends or other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor, subject to the prior rights of any Preferred Stock then outstanding, and to share equally, share for share, in such dividends or other distributions as if all shares of Common Stock were a single class. Dividends or other distributions declared or paid in shares of Common Stock, or options, warrants or rights to acquire such stock or securities convertible into or exchangeable for shares of such stock, are payable to all of the holders of Common Stock ratably according to the number of shares held by them, in shares of Class A Common Stock to holders of that class of stock and in shares of Class B Common Stock to holders of that class of stock. Delaware law generally requires that dividends be paid only out of the Company's surplus or current net profits in accordance with the DGCL. See "Dividend Policy."

     Liquidation. Subject to the rights of any holders of Preferred Stock outstanding, upon the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors.

     Full Payment and Nonassessability. All of the outstanding shares of Common Stock are fully paid and nonassessable.

PREFERRED STOCK

  General

     Under the Certificate of Incorporation, the Company's Board of Directors is authorized, without further stockholder action, to issue any or all the authorized Preferred Stock from time to time in one or more series, and for such consideration, and with such voting powers (not to exceed one vote per share) as the Board may determine and to determine the designations, preferences and relative participating, optional or other special rights, and qualifications, limitations, or restrictions thereon. Stockholders do not have any preemptive rights with respect to any of the presently authorized but unissued shares of authorized Preferred Stock. Other than the Perpetual Preferred Stock described below, as of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

  Perpetual Preferred Stock

     The Company has designated 2,300,000 shares of authorized shares of Preferred Stock as the Perpetual Preferred Stock and has issued 2,000,000 of such shares. The Perpetual Preferred Stock of the Company is traded on the American Stock Exchange under the symbol ARM Pr. The following description of the Perpetual Preferred Stock is qualified in its entirety by reference to the Company's Certificate of Incorporation and the Certificate of Designations, Preferences and Rights relating to the Perpetual Preferred Stock (the "Certificate of Designations") filed with the Secretary of State of the State of Delaware, which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Holders of the Perpetual Preferred Stock do not have, by virtue of such ownership, any preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any such shares. The Perpetual Preferred Stock has a perpetual maturity and is not subject to any sinking fund or other obligation of the Company to redeem or retire the Perpetual Preferred Stock.

     Dividends. Holders of shares of the Perpetual Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors of the Company, cash dividends at a rate of 9 1/2% per annum per share, payable quarterly on the fifteenth day of March, June, September and December of each year, or, if such date is not a business day, on the next succeeding business day. Dividends are cumulative, accrue from the date of original issue and are payable to holders of record of the Perpetual Preferred Stock as they appear on the books of the Company on such respective dates, not exceeding 60 days preceding such dividend payment date, as may be fixed by the Board of Directors of the Company in advance of the payment of each particular dividend. Dividends on the Perpetual Preferred Stock accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared and will accumulate to the extent they are not paid on the dividend payment date for the quarter for which they accrue. All dividends paid with respect to shares of Perpetual Preferred Stock are paid pro rata to the holders entitled thereto. Accruals of dividends do not bear interest.

     The Perpetual Preferred Stock ranks prior to the Common Stock of the Company. Before any dividends (other than dividends payable in Common Stock) on any class or series of stock of the Company ranking junior to the Perpetual Preferred Stock as to dividends or upon liquidation shall be declared or paid or set apart for payment, the holders of shares of the Perpetual Preferred Stock are entitled to receive full cumulative cash dividends, but only when and as declared by the Board of Directors, at the annual rate set forth above. When dividends are not paid in full upon the Perpetual Preferred Stock, any dividends declared or paid upon shares of Perpetual Preferred Stock and any class or series of stock ranking on a parity with the Perpetual Preferred Stock ("Dividend Parity Stock") shall be declared or paid, as the case may be, pro rata so that the amount of dividends declared or paid, as the case may be, per share on the Perpetual Preferred Stock and such Dividend Parity Stock in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the shares of Perpetual Preferred Stock and such Dividend Parity Stock bear to each other. Unless full accumulated dividends on all outstanding shares of the Perpetual Preferred Stock have been paid, the Company may not declare or pay or set apart for payment any dividends or make any distribution in cash or other property on, or redeem, purchase or otherwise acquire, any other class or series of stock ranking junior to the Perpetual Preferred Stock either as to dividends or upon liquidation.

     The amount of dividends payable per share for each full quarterly dividend period is computed by dividing the 9 1/2% annual rate by four and multiplying the resulting rate by $25. The amount of dividends

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

payable for the initial dividend period or any period shorter than a full dividend period is computed on the basis of a 360-day year of twelve 30-day months.

     Optional Redemption. The shares of Perpetual Preferred Stock may not be redeemed prior to December 15, 1998. On or after December 15, 1998, the Company may, at its option, redeem all or a part of the shares of Perpetual Preferred Stock at any time and from time to time, upon at least 30 but not more than 60 days' notice, at a redemption price of $25 per share, plus an amount equal to all accrued and unpaid dividends and distributions thereon (the "redemption price"), whether or not declared, to the date fixed for redemption.

     The Company shall, on or prior to the date fixed for redemption, but not earlier than 45 days prior to the redemption date, deposit with its transfer agent or other redemption agent, as a trust fund, a sum sufficient to redeem the shares called for redemption, with irrevocable instructions and authority to such agent to give or complete the required notice of redemption and to pay the holders of such shares the redemption price upon surrender of their certificates. Such deposit shall be deemed to constitute full payment of such shares to their holders and from and after the date of such deposit, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends and distributions shall cease to accrue from and after the redemption date, and all rights of the holders of the Perpetual Preferred Stock called for redemption as stockholders of the Company will cease and terminate, except the right to receive the redemption price, without interest, upon the surrender of their respective certificates.

     Unless full accumulated dividends on all outstanding shares of the Perpetual Preferred Stock shall have been or contemporaneously are declared and paid or set apart for payment for all past dividend periods, the Perpetual Preferred Stock may not be redeemed unless all the outstanding Perpetual Preferred Stock is redeemed and neither the Company nor any subsidiary may purchase any shares of the Perpetual Preferred Stock otherwise than pursuant to a purchase offer made on the same terms to all holders of Perpetual Preferred Stock, provided that the Company may complete the purchase or redemption of shares of Perpetual Preferred Stock for which a purchase contract was entered into, or notice of redemption of which was initially given, prior to any time at which the Company becomes in arrears with respect to any dividends.

     Notice of redemption shall be mailed to each holder of Perpetual Preferred Stock to be redeemed at the address shown on the books of the Company not fewer than 30 days nor more than 60 days prior to the redemption date. If less than all of the outstanding shares of Perpetual Preferred Stock are to be redeemed, the Company will select the shares to be redeemed by lot, pro rata (as nearly as may be practicable), or in such other equitable manner as the Board of Directors may determine.

     Voting Rights. Except as indicated herein or provided by law, the holders of Perpetual Preferred Stock are not entitled to vote.

     Whenever dividends on the Perpetual Preferred Stock are in arrears for at least six quarterly dividends, whether or not consecutive, the holders of Perpetual Preferred Stock (voting as a class with all other series of authorized Preferred Stock ranking on a parity with the Perpetual Preferred Stock either as to dividends or upon liquidation and upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors on the terms set forth below until, in the case of the Perpetual Preferred Stock, all past dividends in arrears on the Perpetual Preferred Stock shall have been paid in full. Holders of all such series of authorized Preferred Stock which are granted such voting rights (none of which is currently outstanding), together with the Perpetual Preferred Stock, will vote as a single class. In such case, the Board of Directors of the Company will be increased by two directors, and the holders of all such series of authorized Preferred Stock, together with the holders of Perpetual Preferred Stock, will have the exclusive right as a class, as outlined above, to elect two directors (the "Additional Directors") at the next annual meeting of stockholders or at a special meeting of holders of all such series of authorized Preferred Stock and the Perpetual Preferred Stock. At any time when such voting rights shall have vested, a proper officer of the Company shall, upon written request of holders of record of 10% of the shares of Perpetual Preferred Stock then outstanding, call a special meeting of holders of all such series of authorized Preferred Stock and the Perpetual Preferred Stock for the purpose of such election. For purposes of the foregoing, each share of

Perpetual Preferred Stock shall have one vote per share, except that when any other series of authorized Preferred Stock shall have the right to vote with the Preferred Stock as a single class on any matter, then the Preferred Stock and such other series of authorized Preferred Stock shall have with respect to such matters one vote per $25 of stated liquidation preference. Upon termination of the right of the holders of all such series of authorized Preferred Stock to vote for directors, the term of office of all directors then in office elected by all such series of authorized Preferred Stock voting as a class shall terminate. For so long as the holders of all such series of authorized Preferred Stock shall have the right to vote for directors, any vacancy in the office of an Additional Director may be filled (except in the case of the removal of an Additional Director) by a person appointed by the remaining Additional Director. In the case of the removal of an Additional Director, or, if there is no remaining Additional Director, the vacancy may be filled by a person elected by the holders of all such series of authorized Preferred Stock.

     The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Perpetual Preferred Stock, voting as a class, will be required to (i) authorize, create or issue, or increase the authorized or issued amount of shares of, any class or series of stock ranking prior to the Perpetual Preferred Stock, either as to dividends or upon liquidation, or (ii) amend, alter or repeal (whether by merger, consolidation or otherwise) any provision of the Certificate of Incorporation or of the Certificate of Designations so as to materially and adversely affect the preferences, special rights or powers of the Preferred Stock; provided, however, that any increase in the authorized Preferred Stock or the creation and issuance of any other series of authorized Preferred Stock ranking on a parity with or junior to the Perpetual Preferred Stock shall not be deemed to materially and adversely affect such preferences, special rights or powers.

     Except as set forth above or as required by law, the holders of Perpetual Preferred Stock will not be entitled to vote on any merger or consolidation involving the Company or a sale of all or substantially all of the assets of the Company.

     Liquidation Rights. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, before any payment or distribution of the assets of the Company or proceeds thereof (whether capital or surplus) shall be made to or set apart for the holders of any class or series of stock of the Company ranking junior to the Perpetual Preferred Stock upon liquidation, holders of the Perpetual Preferred Stock shall be entitled to receive $25 per share (the "stated liquidation preference"), plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid to the date of final distribution (together with the stated liquidation preference, the "preferential amount"), but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding-up of the Company the assets of the Company, or proceeds thereof, distributable among the holders of shares of Preferred Stock and any other class or series of stock ranking on a parity with the Preferred Stock as to payments upon liquidation, dissolution or winding-up shall be insufficient to pay in full the preferential amount payable on all such shares of stock, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all the property or assets of the Company to, or a consolidation or merger of the Company with or into, one or more other corporations (whether or not the Company is the corporation surviving such consolidation or merger) will not be deemed to be a liquidation, dissolution or winding-up, voluntary or involuntary.

     Transfer Agent. The transfer agent, dividend disbursing agent and registrar for the Perpetual Preferred Stock is ChaseMellon Shareholder Services LLC.

RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Stockholders' rights and related matters are governed by the DGCL, the Certificate of Incorporation and the By-laws. Certain provisions of the Certificate of Incorporation and By-laws, which are summarized below, may have the effect, either alone or in combination with each other, of discouraging or making more difficult a tender offer or takeover attempt that is opposed by the Company's Board of Directors but that a stockholder might consider to be in its best interest. Such provisions may also adversely affect prevailing market prices for the Common Stock. See "Risk
Factors -- Anti-Takeover Provisions."

     Classified Board of Directors and Related Provisions. The Certificate of Incorporation provides for the classification of the Board of Directors into three classes with each class of directors serving staggered three-year terms. The term of the initial Class I directors will terminate on the date of the 1998 annual meeting of stockholders; the term of the initial Class II directors will terminate on the date of the 1999 annual meeting of stockholders; and the term of the initial Class III directors shall terminate on the date of the 2000 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term. Accordingly, approximately one-third of the Company's Board of Directors will be elected each year. In addition, subject to certain limited exceptions, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. Subject to the rights of holders of any outstanding preferred stock issued by the Company, vacancies on the Board of Directors may be filled only by the Board of Directors, the stockholders acting at an annual meeting or, if the vacancy is with respect to a director elected by a voting group, by action of any other directors elected by such voting group or such voting group.

     The Certificate of Incorporation also provides that, subject to the rights of holders of any preferred stock then outstanding and any requirements of law, directors may be removed only for cause.

     Action by Written Consent; Special Meeting. The Certificate of Incorporation and By-laws provide that so long as the Morgan Stanley Stockholders own in the aggregate at least 25% of the voting Common Stock of the Company, an action required or permitted to be taken at an annual or special meeting of stockholders may be taken with the written consent of the holder or holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Upon consummation of the Offering, the Morgan Stanley Stockholders will own in the aggregate less than 25% of the voting Common Stock of the Company. Accordingly, an action required or permitted to be taken at an annual or special meeting of stockholders will not be permitted to be taken by written consent in lieu of a meeting of stockholders, and, thus, stockholders will only be permitted to take action at an annual or special meeting called in accordance with the By-laws. The Certificate of Incorporation and By-laws provide that special meetings of stockholders may only be called by the Chief Executive Officer of the Company or by a majority of the Board of Directors. Special meetings may not be called by the stockholders.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Certificate of Incorporation and By-laws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures provide that the notice of stockholder proposals and stockholder nominations for the election of directors at an annual meeting must be in writing and received by the Secretary of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the previous year's annual meeting or, if the date of the annual meeting is not within 30 days before or after the anniversary date of the previous year's annual meeting, not later than the close of business on the tenth day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the meeting of stockholders was made, whichever first occurs. The notice of stockholder nominations must set forth certain information with respect to the stockholder giving the notice and with respect to each nominee.

     Indemnification. The Certificate of Incorporation and By-laws provide that the Company shall advance expenses to and indemnify each director and officer of the Company to the fullest extent permitted by law.

     Amendments. Stockholders may adopt, alter, amend or repeal provisions of the By-laws only by vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities. In addition, the affirmative vote of the holders of 80% or more of the outstanding Common Stock and any other voting securities is required to amend certain provisions of the Certificate of Incorporation, including filling vacancies on the Board of Directors, removal of directors only for cause, prohibiting stockholder action by written consent, prohibiting the calling of special meetings by stockholders, approval of amendments to the By-laws and the provisions referred to above relating to the classification of the Company's Board of Directors.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:
(i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions do not limit the liability of directors under federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value of 10% or more of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless: (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock owned by disinterested stockholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL. The Company has not made such an election and, as a result, the Company is subject to the provisions of Section 203 of the DGCL.

LISTING


     The Class A Common Stock is currently listed on the American Stock Exchange under the symbol "ARM." On April 20, 1998, the NYSE approved the Company's application to list the Class A Common Stock on the NYSE. The Company anticipates that the Class A Common Stock will begin trading on the NYSE prior to the consummation of the Offering.


REGISTRAR AND TRANSFER AGENT

     ChaseMellon Shareholder Services LLC is the Registrar and Transfer Agent for the Common Stock.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain United States federal tax consequences expected to result from the ownership and disposition of the Class A Common Stock by a holder that, for United States federal income tax purposes, is not a "United States person" (each such person is referred to herein as a "Non-United States Holder"). For purposes of this discussion, the term "United States person" means a person that, for United States federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation or partnership or other business entity created or organized in or under the laws of the United States or of any political subdivision thereof,
(iii) an estate the income of which is subject to United States federal income tax, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust. Holders who are resident alien individuals as to the United States will be subject to United States federal taxation with respect to the Class A Common Stock as if they were United States citizens, and thus, are not Non-United States Holders for purposes of this discussion.


     This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury regulations ("Regulations"), and public administrative and judicial interpretations of the Code and Regulations as of the date hereof, all of which are subject to change, which changes could be applied retroactively. This discussion does not purport to cover all aspects of United States federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, any particular Non-United States Holder and does not address any tax consequences arising under the laws of any foreign, state, or local taxing jurisdiction.


     The Company has not obtained an opinion of counsel with respect to the matters discussed below, and nothing contained herein should be construed as constituting such an opinion. Moreover, this discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder.

     THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY. EACH PROSPECTIVE INVESTOR IS EXPECTED AND URGED TO CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH PERSON OF OWNING AND DISPOSING OF CLASS A COMMON STOCK (INCLUDING SUCH PERSON'S STATUS AS A UNITED STATES PERSON OR A NON-UNITED STATES PERSON) AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY FOREIGN, STATE, OR LOCAL TAXING JURISDICTION.

DIVIDENDS


     Dividends paid by the Company to a Non-United States Holder will generally be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or, if any income tax treaty applies, is attributable to a United States permanent establishment of the Non-United States Holder and the Non-United States Holder provides the payor with proper documentation (Form 4224 or, for payments made after December 31, 1999, a Form W-8). In order to claim the benefit of an applicable tax treaty, a Non-United States Holder may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of the treaty. Under current Regulations, for purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, after December 31, 1999, a Non-United States Holder seeking a reduced rate of withholding under an income tax treaty generally would be required to provide to the Company a valid Internal Revenue Service Form W-8 certifying that such Non-United States Holder is entitled to benefits under the income tax treaty. Regulations also provide special rules for determining whether, for purposes of assessing the applicability of an income tax treaty, dividends paid to a

Non-United States Holder that is an entity should be treated as being paid to the entity itself or to the persons holding an interest in that entity. An Non-United States Holder that is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.


     In the case of dividends that are effectively connected with a Non-United States Holder's conduct of a trade or business within the United States or, if an income tax treaty applies, are attributable to a United States permanent establishment of the Non-United States Holder, the Non-United States Holder will generally be subject to the same United States federal income tax on net income that applies to United States persons. A Non-United States Holder that is a corporation receiving effectively connected dividends may also be subject to an additional branch profits tax which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate Non-United States Holder's "effectively connected earnings and profits," subject to certain adjustments.


GAIN ON DISPOSITION


     Except under special rules for individuals described below, a Non-United States Holder generally will not be subject to United States federal income tax on gain resulting from a sale or other disposition of Class A Common Stock unless the gain is (i) effectively connected with the conduct of a United States trade or business by the Non-United States Holder, (ii) attributable to a United States permanent establishment of the Non-United States Holder if an income tax treaty applies, or (iii) treated as effectively connected with such a trade or business because the Company is or has been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code and certain other conditions are satisfied as discussed below. Any gain from the disposition of Class A Common Stock that falls under clause (i), (ii) or (iii) above will be subject to substantially the same United States federal income tax treatment that applies to United States persons (and, in the case of corporate Non-United States Holders, may also be subject to the branch profits tax), except as otherwise provided by an applicable United States income tax treaty.



     A corporation is generally a "United States real property holding corporation" for United States federal income tax purposes if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business both within and outside of the United States. The Company does not believe that it is a United States real property holding corporation; however, there can be no assurance that the Company will not become, or be determined to be or have been, such a corporation. Even if the Company becomes a United States real property holding corporation, such status will not cause gain from the disposition of Class A Common Stock to be treated as effectively connected with a United States trade or business so long as (i) the Class A Common Stock is regularly traded on an established securities market (as defined in Regulations) and (ii) the Non-United States Holder has not held, directly or indirectly, more than 5% of the Class A Common Stock at any time during the five-year period ending on the date of disposition.



     Special rules apply to individual Non-United States Holders. An individual Non-United States Holder who recognizes gain from the disposition of Class A Common Stock held as a capital asset and is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition generally will be taxed at a rate of 30% on any such gain (less certain capital losses, if any, from United States sources), if the Non-United States Holder either (i) has a "tax home" in the United States (as defined in Regulations) or (ii) maintains an office or other fixed place of business in the United States to which such gain is attributable. In addition, certain individual Non-United States Holders who once were United States citizens may be subject to special rules applicable to United States expatriates.


FEDERAL ESTATE TAXES

     Class A Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States federal estate tax purposes and thus will be subject to United States federal estate tax, unless an applicable estate or other tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the United States Internal Revenue Service ("IRS") and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-United States Holder, regardless of whether any tax was actually withheld because, for example, the dividends were effectively connected with a trade or business of the Non-United States Holder in the United States or the withholding requirement was reduced or eliminated under an applicable United States income tax treaty. That information may also be made available to the tax authorities of the country in which the Non-United States Holder resides under the provisions of an applicable income tax treaty or agreement.


     United States backup withholding (which generally is imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information to the IRS) will generally not apply to dividends paid to a Non-United States Holder that are subject to withholding at the 30% rate (or would be so subject but for an applicable income tax treaty which reduces the rate or eliminates the withholding tax). In addition, under current law the payor of dividends may rely on the payee's foreign address in determining that the payee is exempt from backup withholding, unless the payor has knowledge that the payee is in fact a United States person. However, in the case of dividends paid after December 31, 1999, a Non-United States Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with directly or through an intermediary.



     These backup withholding and information reporting requirements also apply to the gross proceeds paid to a Non-United States Holder upon the disposition of Class A Common Stock by or through a United States office of a United States or foreign broker, unless the Non-United States Holder certifies to the broker under penalties of perjury as to its name and address and the holder either is a Non-United States Holder or otherwise establishes an exemption from the requirements. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a non-United States broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a disposition of Class A Common Stock by or through a foreign office of (i) a United States broker, (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business in the United States, (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes or (iv) after December 31, 1999, a foreign partnership with certain connections to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption from the requirements. Neither backup withholding nor information reporting will generally apply to a payment of the proceeds of a disposition of Class A Common Stock by or through a foreign office of a foreign broker not described in the preceding sentence.



     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States federal income tax liability, provided that required information is furnished in a timely manner to the IRS.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the U.S. Underwriters named below for whom MS&Co., Donaldson, Lufkin & Jenrette Securities Corporation, PaineWebber Incorporated and Schroder & Co. Inc. are acting as U.S. Representatives, and the International Underwriters named below for whom Morgan Stanley & Co. International Limited, Donaldson, Lufkin & Jenrette Securities Corporation, PaineWebber International (U.K.) Ltd. and J. Henry Schroder & Co. Limited are acting as International Representatives, have severally agreed to purchase, and the Selling Stockholders have agreed to sell to them, severally, the respective number of shares of Class A Common Stock set forth opposite the names of such Underwriters below:



                                                                NUMBER OF
                            NAME                                  SHARES
                            ----                                ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.........................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  PaineWebber Incorporated..................................
  Schroder & Co. Inc. ......................................

                                                                ----------
     Subtotal...............................................    8,000,000
                                                                ----------
International Underwriters:
  Morgan Stanley & Co. International Limited................
  Donaldson, Lufkin & Jenrette Securities Corporation.......
  PaineWebber International (U.K.) Ltd. ....................
  J. Henry Schroder & Co. Limited...........................

                                                                ----------
     Subtotal...............................................    2,000,000
                                                                ----------
          Total.............................................    10,000,000
                                                                ==========


     The U.S. Underwriters and the International Underwriters, and the U.S. Representatives and the International Representatives, are collectively referred to as the "Underwriters" and the "Representatives," respectively. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Class A Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Class A Common Stock offered hereby (other than those shares covered by the U.S. Underwriters' over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions, (i) it is not purchasing any Shares as described herein for the account of anyone other than a United States or Canadian Person (as defined herein), and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement between U.S. and International Underwriters, each Interna-tional Underwriter has represented and agreed that, with certain exceptions: (i) it is not purchasing any Shares for the account of any United States or Canadian Person, and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any Shares or distribute any prospectus relating to the Shares within the United States or Canada or to a United States or Canadian Person. With respect to any Underwriter that is a U.S. Underwriter and an International Underwriter, the foregoing representations and agreements (i) made by it in its capacity as a U.S. Underwriter apply only to it in its capacity as a U.S. Underwriter and (ii) made by it in its capacity as an International Underwriter apply only to it in its capacity as an International Underwriter. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement between U.S. and International Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada, or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States and Canada of any United States or Canadian Person), and includes any United States or Canadian branch of a person who is otherwise not a United States or Canadian Person. All shares of Class A Common Stock to be purchased by the Underwriters under the Underwriting Agreement are referred to herein as the "Shares."

     Pursuant to the Agreement between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and International Underwriters of any number of Shares as may be mutually agreed. The per share price of any Shares sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Shares, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Shares in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of Shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and that such dealer will deliver to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date from the sale of the Shares to the International Underwriters, will not offer or sell, any Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the offering of the Shares to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement between U.S. and International Underwriters, each International Underwriter has further represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Japan or to, or for the account of any resident thereof, any of the Shares acquired in connection with the distribution contemplated hereby, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law. Each International Underwriter has further agreed to send to any dealer who purchases from it any of the Shares a notice stating in substance that, by purchasing such Shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, any of such Shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law and otherwise in compliance with applicable provisions of Japanese law, and that such dealer will send to any other dealer to whom it sells any of such Shares a notice containing substantially the same statement as is contained in this sentence.

     The Underwriters initially propose to offer part of the Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of
$          per share under the public offering price. Any Underwriter may allow,
and such dealers may reallow, a concession not in excess of $          per share
to other Underwriters or to certain dealers. After the initial offering of the Shares, the offering price and other selling terms may from time to time be varied by the Representatives.

     Pursuant to the Underwriting Agreement, the Selling Stockholders have granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class a Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Class A Common Stock as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of shares of Class A Common Stock set forth next to the names of all U.S. Underwriters in the preceding table.


     Each of the Company, its directors and executive officers and the Morgan Stanley Stockholders has agreed that, without the prior written consent of the U.S. Representatives, in the case of the Morgan Stanley Stockholders, and MS&Co., in the case of the Company and all other stockholders, and subject to certain limitations in the case of stockholders who are executive officers, the Company and such directors, executive officers and stockholders will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock (provided that such shares or securities are either owned on the date of this Prospectus or are thereafter acquired prior to the Offering) or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such transaction described in clause (i) or (ii) of this sentence is to be settled by delivery of Class A Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (a) the shares of Class A Common Stock to be sold hereby; (b) the issuance by the Company of shares of Class A Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus; and (c) the issuance by the Company of any shares of Class A Common Stock or other securities or the grant by the Company of any options to purchase shares of Class A Common Stock issued pursuant to the Company's employee benefit plans.


     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Class A Common Stock. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the shares of Class A Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the shares of Class A Common Stock, the Underwriters may bid for, and purchase, shares of Class A Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the shares of Class A Common Stock in the Offering, if the syndicate repurchases previously distributed shares of Class A Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Class A Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.


     Based on the ownership interests of the Morgan Stanley Stockholders in the Company, the Company may be deemed to be an affiliate of MS&Co. pursuant to Rule 2720 of the Conduct Rules of the NASD. Pursuant to the provisions of Rule 2720 of the Conduct Rules of the NASD, NASD members may not execute transactions in the Class A Common Stock offered hereby to any accounts over which they exercise discretionary authority without prior written approval of the customer.


     The Underwriters have informed the Company that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     Certain of the Underwriters and their respective affiliates have, from time to time, performed various investment banking and financial advisory services for, and engaged in general financing and banking transactions with, the Company for which they have received usual and customary fees.


     PaineWebber, one of the U.S. Underwriters, distributes certain of the Company's insurance subsidiaries' products, for which it receives customary commissions. See "Risk Factors -- Dependence on Certain Third-Party Relationships."


     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act. The Company has agreed to pay the expenses of the Selling Stockholders (excluding underwriting discounts and commissions) in connection with the Offering.

                                 LEGAL MATTERS


     Certain legal matters in connection with the Class A Common Stock offered hereby are being passed upon for the Company by Shearman & Sterling, New York, New York. Shearman & Sterling regularly represents MSDW, MS&Co., MSLEF II and the MSCP Funds on a variety of legal matters. Certain legal matters are being passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York. LeBoeuf, Lamb, Greene & MacRae, L.L.P. regularly represents the Company on insurance related matters. Donald B. Henderson, Jr., a partner of LeBoeuf, Lamb, Greene & MacRae, L.L.P., is a director of National Integrity.


                                    EXPERTS


     The consolidated financial statements and financial statement schedules for the Company at December 31, 1997 and 1996, and for each of three years in the period ended December 31, 1997, appearing in and/or incorporated by reference into this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and/or incorporated herein by reference, and are included and/or incorporated by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Class A Common Stock is traded on the American Stock Exchange and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the securities offered by this Prospectus. The Registration Statement has been filed electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval System and may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the financial statements, exhibits and schedules filed therewith. The statements contained in this Prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of each such document may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the charges prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

          (a) The Annual Report of the Company on Form 10-K for the year ended December 31, 1997;


          (b) The Current Reports of the Company on Form 8-K dated March 4, 1998 and April 22, 1998; and


          (c) The description of Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on May 23, 1997, including any amendment or report filed for the purposes of updating such description.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated by reference, as the same may be amended, supplemented, or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other documents referred to herein do not purport to be complete and are qualified in all respects by reference to all of the provisions of such contract or other document.


     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents which are not specifically incorporated by reference in such documents. Requests for such documents should be directed to: Peter S. Resnick, Treasurer, ARM Financial Group, Inc., 515 West Market Street, Louisville, Kentucky 40202 (telephone (502) 582-7900).

                      GLOSSARY OF SELECTED INSURANCE TERMS

Adjusted capital and
surplus.......................   The sum of statutory-basis capital and asset
                                 valuation reserves, and asset valuation
                                 reserves of wholly owned insurance
                                 subsidiaries.


Annuity.......................   A contract that provides for a fixed or
                                 variable periodic payment for a specified period of time.


Asset valuation reserve
("AVR").......................   A formula-driven liability on an insurer's
                                 statutory-basis financial statements designed to provide over time for potential losses associated with investments. The AVR establishes statutory reserves for mortgage loans, equity real estate and joint ventures as well as for fixed maturities and common and preferred stock. The AVR generally captures all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates, and cushions surplus from large swings related to capital gains or losses. The AVR has no effect on financial statements prepared in conformity with GAAP.

Assets under management.......   Customer deposits, off-balance sheet fee-based
                                 deposits under marketing partnership
                                 arrangements and surplus assets.

Capital and surplus...........   Consists of capital stock, paid-in or
                                 contributed surplus, special surplus funds and unassigned surplus determined in accordance with statutory accounting practices.

Cede..........................   To transfer to a reinsurer all or part of the
                                 insurance written by an insurance entity.

Crediting rates...............   Interest rates applied to annuity contracts and
                                 life insurance policies during the accumulation period, whether a guaranteed fixed rate or variable rate or some combination thereof.

Customer deposits.............   Funds received from a customer under an
                                 insurance contract which accumulate interest or investment income performance, depending on the contract.

Deferred annuity..............   An annuity purchased with a single premium or a
                                 series of installment premiums that provides for the income payments to begin at some future date.

Deferred policy acquisition
costs.........................   Policy acquisition costs (as defined elsewhere
                                 in this Glossary) that are deferred and
                                 amortized based on the present value of
                                 estimated gross profits, for investment-type products, related to the issued policy in conformity with GAAP.

Disintermediation.............   The risk to a financial institution of a loss
                                 due to the movement of customers' funds at book value (i.e., without a market value adjustment) when interest rates are higher than at contract inception.

Fixed annuity.................   An annuity that guarantees the preservation of
                                 the assets contributed to the contract and the interest rate those contributions will earn.
                                 The guaranteed rate can vary in duration depending on whether the contract is in the accumulation or pay-out phase. The guaranteed rate may change periodically during the accumulation phase depending on financial market interest rates.

Flexible premium deferred
annuities.....................   Deferred annuities (as defined elsewhere in
                                 this Glossary) that permit the contractholder to vary the amounts and timing of premium payments.

403(b) tax-deferred
annuities.....................   Annuities issued by life insurance companies
                                 that are available only to employees of
                                 educational and charitable organizations.
                                 Tax-deferred contributions are allowed for such employees through voluntary salary reduction or pursuant to an employer-funded plan.

General account...............   All of the assets of an insurance company held
                                 for the purposes of the insurance company's general business, as distinguished from separate account assets (as defined elsewhere in this Glossary).

Guaranteed investment
contracts and funding
agreements....................   Contracts sold to the qualified and
                                 non-qualified institutional markets for use in public and private retirement plans, municipal funds, endowment and foundation funds, mutual funds, government funds and trust funds. These contracts guarantee principal and a stated interest rate for a specified period of time.

Guaranteed rate options
("GROs")......................   Fixed rate options within both fixed and
                                 variable annuity contracts which allow
                                 customers to lock in a fixed return for a specified number of years. Deposits into GROs are held in a separate account established by the insurance company. Funds may be transferred to or from any of the guarantee period options
                                 (or to other investment options within the annuity contract) subject to a market value adjustment.

Guaranteed separate account...   Assets held in an insurer's separate account,
                                 where the insurer provides some form of
                                 guarantee on the rate credited to the annuity contract. This guarantee is backed by the general account assets of the insurer. Assets held in guaranteed separate accounts usually contain a market value adjustment to protect the insurer against disintermediation risk.

Immediate annuity.............   An annuity that begins payments to the
                                 contractholder after a single premium payment is made.

Interest maintenance reserve
("IMR").......................   A liability on an insurer's statutory-basis
                                 financial statements which is increased or decreased with the portion of realized capital gains or losses, respectively, that result from the sale of fixed-income securities and that are attributable to changes in interest rates.
                                 The IMR is required to be amortized against earnings on a basis reflecting the remaining period to maturity of the fixed-income securities sold. The IMR has no effect on financial statements prepared in accordance with GAAP.

Investment spread.............   The difference between income earned on
                                 investments and interest credited on customer deposits.

Lapse or lapsation............   The termination or forfeiture of an insurance
                                 policy prior to maturity.

Market value adjustment.......   For GROs, an adjustment, either positive or
                                 negative, made to the contractholder's account value for any transfer, partial withdrawal in excess of the free withdrawal amount or surrender (as defined elsewhere in this Glossary).

Nonguaranteed separate
account.......................   Assets held in an insurer's separate account as
                                 to which the insurer does not guarantee any minimum return to the contractholder. Rather, any investment income and net realized capital gains and losses with respect to these assets accrue directly to the contractholder.

Non-qualified annuities.......   Annuities which do not comply with the
                                 requirements of tax qualified retirement plans.

Off-balance sheet assets......   Assets that are not recorded on the Company's
                                 balance sheet and which the Company manages for a fee.

Persistency...................   The maintenance of insurance policies in full
                                 force until completion of the term for which the policy was written (with respect to life insurance this includes death or maturity). The term may also refer to continuance and renewal of insurance and annuity contracts.

Policy acquisition costs......   Costs incurred in the marketing and issuance
                                 (i.e., acquisition) of new and renewal
                                 insurance and annuity contracts. Acquisition costs include those costs that vary with and are primarily related to the acquisition of insurance and annuity contracts (for example, agent and broker commissions and certain underwriting and policy issue costs).

Premiums and deposits.........   The amount of money that the contractholder
                                 pays to the insurance company for an insurance policy or annuity. Deposits under investment-type products are not recognized as premium income under GAAP.

Reinsurance...................   The acceptance by one or more insurers, called
                                 reinsurers, of a portion of the risk
                                 underwritten by another insurer, called the ceding company, who has directly written the coverage. However, the legal rights of the insured generally are not affected by the reinsurance transaction and the ceding company remains liable to the insured for payment of policy benefits.

Separate account..............   Investment accounts maintained by an insurer to
                                 which funds have been allocated for certain policies under provisions of relevant state law. The investments in each separate account are maintained separately from those in other separate accounts and from the general account.
                                 Separate accounts may be of a guaranteed or non-guaranteed nature.

Single premium deferred
annuities.....................   Annuities that require a one-time lump sum
                                 premium payment upon the issuance of the contract and that begin payments to the holder at a specified later date.

Single premium endowment
contracts.....................   Contracts under which principal is guaranteed,
                                 and the face amount of the policy is paid upon the death of the insured. The contracts are credited with a specified rate of interest that is guaranteed for a period of time and reset periodically thereafter.

Single premium immediate
annuities.....................   Annuities that require a one-time lump sum
                                 premium payment upon the issuance of the contract and that begin payments to the holder immediately after issuance.

Statutory accounting
practices.....................   Those accounting practices prescribed or
                                 permitted by an insurer's domiciliary state insurance regulatory authority for purposes of recording transactions and preparing financial statements. Statutory accounting practices emphasize solvency rather than matching revenues and expenses during an accounting period.

Surplus.......................   As determined in accordance with statutory
                                 accounting practices, the amount remaining after all statutory liabilities are subtracted from all admitted assets. Statutory surplus includes common stock, paid-in and contributed surplus, special surplus funds and earned
                                 (unassigned) surplus.

Surrender.....................   The act of terminating an annuity contract
                                 during the accumulation period where the contractholder receives the contract's account value less any applicable surrender charges
                                 (cash surrender value).

Surrender charge..............   The fee charged to a contractholder when an
                                 annuity is surrendered for its cash value during a specified term. Such charge is intended to recover unamortized deferred policy acquisition costs and to discourage premature termination. Surrender charges typically apply over a specified period of time and decline over that period as a percentage of the account value in relation to the anticipated amortization of the deferred policy acquisition costs.


Synthetic guaranteed
investment contracts
("Synthetic GICs")............   An investment product for the institutional
                                 defined contribution retirement plan market.
                                 Synthetic GICs have two components: (i) an investment portfolio owned directly by the plan; and (ii) a book value "wrapper" which promises to pay authorized plan benefits at par value, regardless of the actual investment experience of the fund. Under all synthetic product structures, the contractholder maintains direct ownership of their assets held in a custodial trust.


Tax qualified annuities.......   Annuities which are issued pursuant to a tax
                                 qualified retirement plan.

Underwriting..................   An insurer's process of examining, accepting or
                                 rejecting insurance risks, and classifying those accepted, in order to charge the appropriate premium for each accepted risk.


Value of insurance in force
("VIF").......................   An asset created on the GAAP-basis balance
                                 sheet of an insurance company when it acquires a block of insurance business, equal to the actuarially determined present value of the expected pretax future profits of the business acquired. VIF is amortized based on the present value of estimated future gross profits over the term of the underlying policies.


Variable annuity..............   An annuity in which premium payments are used
                                 to purchase accumulation units of separate accounts. The value of a unit fluctuates in accordance with the investment experience of the related separate account. Variable annuity contracts may include a general account guaranteed interest investment option or a GRO.
                                 At the time of benefit payments to the
                                 annuitant, the annuitant can generally elect from a number of payment options which provide either fixed or variable benefit payments.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES:
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets at December 31, 1997 and 1996...  F-3
Consolidated Statements of Income for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-4
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 31, 1997, 1996
  and 1995..................................................  F-5
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
ARM Financial Group, Inc.

     We have audited the accompanying consolidated carrying amount balance sheets of ARM Financial Group, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     We have also audited in accordance with generally accepted auditing standards the consolidated supplemental fair value balance sheets of ARM Financial Group, Inc. and subsidiaries as of December 31, 1997 and 1996. As described in Note 4, the consolidated supplemental fair value balance sheets have been prepared by management to present relevant financial information that is not provided by the carrying amount balance sheets and is not intended to be a presentation in conformity with generally accepted accounting principles. In addition, the consolidated supplemental fair value balance sheets do not purport to present the net realizable, liquidation or market value of ARM Financial Group, Inc. as a whole. Furthermore, amounts ultimately realized by ARM Financial Group, Inc. from the disposal of assets may vary significantly from the fair values presented. In our opinion, the consolidated supplemental fair value balance sheets referred to above present fairly, in all material respects, the information set forth therein as described in Note 4.

     In our opinion, the financial statements referred to in paragraph one above present fairly, in all material respects, the consolidated financial position of ARM Financial Group, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                 /s/ ERNST & YOUNG LLP

Louisville, Kentucky
February 10, 1998

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                            CARRYING AMOUNT               FAIR VALUE
                                                        -----------------------    ------------------------
                                                             DECEMBER 31,                DECEMBER 31,
                                                        -----------------------    ------------------------
                                                           1997         1996          1997          1996
                                                        ----------   ----------    ----------    ----------
                                                                          (IN THOUSANDS)
ASSETS
Cash and investments:
  Fixed maturities, available-for-sale, at fair value
    (amortized cost: 1997 -- $4,021,495;
    1996 -- $3,048,834)...............................  $4,068,386   $3,054,513    $4,068,386    $3,054,513
  Equity securities, at fair value (cost:
    1997 -- $28,177; 1996 -- $21,268).................      28,342       22,552        28,342        22,552
  Mortgage loans on real estate.......................      16,429       36,879        16,429        36,879
  Policy loans........................................     126,114      123,466       126,114       123,466
  Cash and cash equivalents...........................     228,206      110,067       228,206       110,067
                                                        ----------   ----------    ----------    ----------
    Total cash and investments........................   4,467,477    3,347,477     4,467,477     3,347,477
Assets held in separate accounts:
  Guaranteed..........................................   1,266,796      261,823     1,266,796       261,823
  Nonguaranteed.......................................   1,173,088      873,225     1,173,088       873,225
Accrued investment income.............................      44,546       36,233        44,546        36,233
Value of insurance in force...........................      25,975       52,024            --            --
Deferred policy acquisition costs.....................      87,170       59,001            --            --
Goodwill..............................................       6,523        7,636         6,523         7,636
Deferred federal income taxes.........................      31,049       35,604        51,887        42,653
Other assets..........................................      35,800       28,641        35,800        28,641
                                                        ----------   ----------    ----------    ----------
         Total assets.................................  $7,138,424   $4,701,664    $7,046,117    $4,597,688
                                                        ==========   ==========    ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Customer deposits...................................  $4,242,578   $3,294,174    $4,218,297    $3,199,638
  Customer deposits in separate accounts:
    Guaranteed........................................   1,254,801      261,823     1,224,551       249,132
    Nonguaranteed.....................................   1,160,595      868,336     1,109,277       829,253
  Long-term debt......................................      38,000       40,000        38,000        40,000
  Accounts payable and accrued expenses...............      18,741       22,684        18,741        22,684
  Payable for investment securities purchased.........      69,286       10,431        69,286        10,431
  Payable to reinsurer................................       8,800       10,000         8,800        10,000
  Other liabilities...................................      38,078       12,274        38,078        12,274
                                                        ----------   ----------    ----------    ----------
    Total liabilities.................................   6,830,879    4,519,722     6,725,030     4,373,412
Contingencies.........................................
Shareholders' equity:
  Preferred stock, $.01 par value, $25.00 stated
    value; 2,300,000 shares authorized; 2,000,000
    shares issued and outstanding.....................      50,000       50,000
  Class A Common Stock, $.01 par value; 150,000,000
    and 19,259,680 shares authorized, respectively;
    21,316,068 and 16,799,976 shares issued and
    outstanding, respectively.........................         213       *
  Class B Common Stock, $.01 par value; 50,000,000 and
    762,480 shares authorized, respectively; 1,947,646
    and 706,000 shares issued and outstanding,
    respectively......................................          19       *
  Additional paid-in capital..........................     211,430      124,609
  Net unrealized gains on available-for-sale
    securities........................................      20,300        3,669
  Retained earnings...................................      25,583        3,664
                                                        ----------   ----------
    Total shareholders' equity........................     307,545      181,942       321,087       224,276
                                                        ----------   ----------    ----------    ----------
         Total liabilities and shareholders' equity...  $7,138,424   $4,701,664    $7,046,117    $4,597,688
                                                        ==========   ==========    ==========    ==========

---------------
* Less than $1,000.

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                   YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------
                                                             1997           1996           1995
                                                          -----------    -----------    -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Investment income.......................................   $ 329,979      $ 250,031      $ 196,024
Interest credited on customer deposits..................    (247,418)      (182,161)      (146,867)
                                                           ---------      ---------      ---------
     Net investment spread..............................      82,561         67,870         49,157
Fee income:
  Variable annuity fees.................................      14,630         10,786          7,238
  Asset management fees.................................       8,595          5,780          3,161
  Other fee income......................................       1,386          1,267            949
                                                           ---------      ---------      ---------
     Total fee income...................................      24,611         17,833         11,348
Other income and expenses:
  Surrender charges.....................................       4,482          5,024          3,339
  Operating expenses....................................     (32,528)       (31,055)       (22,957)
  Commissions, net of deferrals.........................      (2,218)        (2,372)        (1,557)
  Interest expense on debt..............................      (2,517)        (3,146)        (3,461)
  Amortization:
     Deferred policy acquisition costs..................     (10,416)        (6,835)        (2,932)
     Value of insurance in force........................      (9,293)        (7,320)        (7,104)
     Acquisition-related deferred charges...............        (503)        (1,503)        (9,920)
     Goodwill...........................................        (424)          (488)          (358)
  Non-recurring charges:
     Stock-based compensation...........................      (8,145)            --             --
     Other..............................................      (6,678)        (5,004)            --
  Other, net............................................        (386)        (5,366)          (687)
                                                           ---------      ---------      ---------
     Total other income and expenses....................     (68,626)       (58,065)       (45,637)
Realized investment gains...............................       3,192            907          4,048
                                                           ---------      ---------      ---------
Income before income taxes..............................      41,738         28,545         18,916
Income tax expense......................................     (14,139)        (5,167)        (7,026)
                                                           ---------      ---------      ---------
Net income..............................................      27,599         23,378         11,890
Dividends on preferred stock............................      (4,750)        (4,750)        (4,750)
                                                           ---------      ---------      ---------
Net income applicable to common shareholders............   $  22,849      $  18,628      $   7,140
                                                           =========      =========      =========
Net income per common share (basic).....................   $    1.11      $    1.06      $    0.49
                                                           =========      =========      =========
Net income per common and common equivalent share
  (diluted).............................................   $    1.07      $    1.06      $    0.49
                                                           =========      =========      =========
Cash dividends paid per common share....................   $    0.04      $      --      $      --
                                                           =========      =========      =========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                   NET
                                                                               UNREALIZED
                                                                                  GAINS
                                                                               (LOSSES) ON
                                              CLASS A   CLASS B   ADDITIONAL   AVAILABLE-                   TOTAL
                                  PREFERRED   COMMON    COMMON     PAID-IN      FOR-SALE     RETAINED   SHAREHOLDERS'
                                    STOCK      STOCK     STOCK     CAPITAL     SECURITIES    EARNINGS      EQUITY
                                  ---------   -------   -------   ----------   -----------   --------   -------------
                                                                    (IN THOUSANDS)
Balance, January 1, 1995........   $50,000     $  *       $ *      $ 62,920     $(104,949)   $(22,104)    $(14,133)
  Issuance of 6,897,620 shares
    of Class A common stock.....                  *                  61,505                                 61,505
  Net income....................                                                               11,890       11,890
  Dividends on preferred
    stock.......................                                                               (4,750)      (4,750)
  Change in net unrealized
    losses on available-for-sale
    securities..................                                                  133,479                  133,479
                                   -------     ----       ---      --------     ---------    --------     --------
Balance, December 31, 1995......    50,000        *         *       124,425        28,530     (14,964)     187,991
  Issuance of 18,356 shares of
    Class A common stock........                  *                     184                                    184
  Net income....................                                                               23,378       23,378
  Dividends on preferred
    stock.......................                                                               (4,750)      (4,750)
  Change in net unrealized gains
    on available-for-sale
    securities..................                                                  (24,861)                 (24,861)
                                   -------     ----       ---      --------     ---------    --------     --------
Balance, December 31, 1996......    50,000        *         *       124,609         3,669       3,664      181,942
  Recapitalization of Class A
    and Class B common stock....                156        19          (175)                                    --
  Issuance of 5,750,000 shares
    of Class A Common Stock from
    initial public offering.....                 57                  78,755                                 78,812
  Issuance of 7,743 shares of
    Class A Common Stock from
    exercise of stock options...                  *                      96                                     96
  Net income....................                                                               27,599       27,599
  Dividends on preferred
    stock.......................                                                               (4,750)      (4,750)
  Dividends on common stock.....                                                                 (930)        (930)
  Stock-based compensation
    charge......................                                      8,145                                  8,145
  Change in net unrealized gains
    on available-for-sale
    securities..................                                                   16,631                   16,631
                                   -------     ----       ---      --------     ---------    --------     --------
Balance, December 31, 1997......   $50,000     $213       $19      $211,430     $  20,300    $ 25,583     $307,545
                                   =======     ====       ===      ========     =========    ========     ========

---------------
* Less than $1,000.

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------
                                                                 1997          1996          1995
                                                              -----------   -----------   -----------
                                                                          (IN THOUSANDS)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income..................................................  $    27,599   $    23,378   $    11,890
Adjustments to reconcile net income to cash flows provided
  by operating activities:
  Interest credited on general account customer deposits....      212,964       172,202       136,824
  Stock-based compensation charge...........................        8,145            --            --
  Realized investment gains.................................       (3,192)         (907)       (4,048)
  Amortization of value of insurance in force and deferred
    policy acquisition costs................................       19,709        14,155        10,036
  Other amortization........................................        1,426         1,374        12,406
  Deferral of policy acquisition and other costs............      (40,033)      (24,202)      (24,505)
  Deferred tax expense......................................        1,003         2,554         6,385
  (Increase) decrease in accrued investment income..........       (8,313)          149        (1,609)
  Changes in other assets and liabilities...................       (3,243)        4,171        (9,020)
                                                              -----------   -----------   -----------
    Cash flows provided by operating activities.............      216,065       192,874       138,359
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Fixed maturity investments:
  Purchases.................................................   (4,710,312)   (2,716,010)   (1,498,623)
  Maturities and redemptions................................      445,772       241,391       205,319
  Sales.....................................................    3,355,461     1,922,689     1,197,468
Other investments:
  Purchases.................................................      (72,283)      (55,995)       (7,891)
  Maturities and redemptions................................       20,806         7,310        24,377
  Sales.....................................................       62,196        42,961        36,119
Policy loans, net...........................................       (2,648)       (5,938)       (6,428)
Transfers (to) from the separate accounts:
  Purchase of assets held in separate accounts..............   (1,066,348)     (302,993)     (226,812)
  Proceeds from sale of assets held in separate accounts....      110,524        83,077        45,249
Cash and cash equivalents acquired in excess of purchase
  price paid for substantially all assets of SBM Company....           --            --        36,490
                                                              -----------   -----------   -----------
Cash flows used in investing activities.....................   (1,856,832)     (783,508)     (194,732)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Amounts received from customers from the sale of general and
  separate account products.................................    2,268,496     1,072,323       425,628
Amounts paid to customers for benefits and withdrawals
  related to general and separate account products..........     (579,618)     (441,944)     (406,977)
Net proceeds from issuance of common stock..................       80,308           184        63,505
Organizational, debt and stock issuance costs...............       (1,400)           --        (2,000)
Principal payment on long-term debt.........................       (2,000)           --            --
Change in payable to reinsurer..............................       (1,200)       10,000            --
Dividends on common stock...................................         (930)           --            --
Dividends on preferred stock................................       (4,750)       (4,750)       (4,750)
Change in repurchase agreement liability....................           --       (12,008)       12,008
                                                              -----------   -----------   -----------
Cash flows provided by financing activities.................    1,758,906       623,805        87,414
                                                              -----------   -----------   -----------
Increase in cash and cash equivalents.......................      118,139        33,171        31,041
Cash and cash equivalents at beginning of year..............      110,067        76,896        45,855
                                                              -----------   -----------   -----------
Cash and cash equivalents at end of year....................  $   228,206   $   110,067   $    76,896
                                                              ===========   ===========   ===========
Supplemental cash flow information:
  Interest paid on debt.....................................  $     1,837   $     2,613   $     2,736
                                                              ===========   ===========   ===========
  Income taxes paid.........................................  $     2,943   $     7,230   $        --
                                                              ===========   ===========   ===========

                            See accompanying notes.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

  Organization

     ARM Financial Group, Inc. (the "Company") specializes in the growing asset accumulation business with particular emphasis on retirement savings and investment products. The Company's retail products include a variety of fixed, indexed and variable annuities and face-amount certificates sold through a broad spectrum of distribution channels including independent broker-dealers, independent agents, stockbrokers, and financial institutions. The Company offers institutional products, such as funding agreements and guaranteed investment contracts ("GICs") directly to bank trust departments, plan sponsors, cash management funds, corporate treasurers, and other institutional investors.


     The Company derives its earnings from the net investment spread and fee income generated by the assets it manages. With retail and institutional spread products offered by the Company, the Company's insurance and face-amount certificate subsidiaries agree to return customer deposits with interest at a specified rate or based on a specified index (e.g., LIBOR, S&P 500 -- both defined below). As a result, the Company's insurance and face-amount certificate subsidiaries accept investment risk in exchange for the opportunity to achieve a spread between what the Company earns on invested assets and what it pays or credits on customer deposits. With retail variable products offered by the Company, the Company's subsidiaries receive a fee in exchange for managing deposits, and the customer accepts investment risk associated with their chosen mutual fund options. Because the investment risk is borne by the customer, this business requires significantly less capital support than spread-based business.



     The Company conducts its different businesses through a variety of subsidiaries. Retail fixed, indexed and variable annuities and institutional funding agreements and GICs are issued by the Company's insurance subsidiaries, Integrity Life Insurance Company ("Integrity") and National Integrity Life Insurance Company ("National Integrity")(collectively, the "Integrity Companies"). ARM Securities Corporation ("ARM Securities"), a registered broker-dealer, provides a distribution channel for selling affiliated and nonaffiliated retail products. SBM Certificate Company is an issuer of face-amount certificates, a retail product similar to certificates of deposit issued by banks.


     The Company received initial start-up capital as partial funding for the acquisition of the Integrity Companies through the private issuance of common stock in November 1993. In June 1995, the Company received additional capital to fund the acquisition of substantially all of the assets and business operations of SBM Company ("SBM") also through the private issuance of common stock. Such capital was primarily provided by certain private equity funds sponsored by Morgan Stanley Dean Witter & Co. (the "Morgan Stanley Stockholders"). In June 1997, the Company completed an initial public offering (the "Offering") of common stock. The Morgan Stanley Stockholders owned approximately 91% of the outstanding shares of the Company's common stock prior to the Offering and, as a result of the Offering, owned approximately 53% at December 31, 1997. At December 31, 1997, approximately 40% of the outstanding shares of the Company's common stock was publicly held, with the remainder being nonregistered common stock issued to certain original private investors of the Company (excluding the Morgan Stanley Stockholders).

     The Company had no significant business activity until November 26, 1993, when it acquired the Integrity Companies resulting in $2.3 billion of assets under management. Assets under management have grown to $6.9 billion as of December 31, 1997.

  Basis of Presentation

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts from prior years have been reclassified to conform to the current year's presentation.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     The preparation of financial statements in conformity with GAAP requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     The consolidated balance sheets include a dual presentation of carrying amount and fair value balances. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," fixed maturities classified as available-for-sale are reported at fair value in the carrying amount balance sheets; however, corresponding customer deposits are reported at historical values. In contrast, in the fair value balance sheets, both assets and liabilities are reported at fair value. As permitted by SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," the fair value balance sheets are presented as a supplemental disclosure to provide a more meaningful picture of the Company's financial position. Note 4 describes the methods and assumptions used by the Company in estimating fair value.

  Investments

     All of the Company's fixed maturities and equity securities are classified as available-for-sale and stated at fair value. Unrealized gains and losses on available-for-sale securities are reported as a separate component of shareholders' equity, net of adjustments to value of insurance in force and deferred policy acquisition costs equal to the change in amortization that would have been recorded if these securities had been sold as of the balance sheet date, and net of deferred income taxes. The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization and accretion is computed using the interest method and is included in investment income. Anticipated prepayments on mortgage-backed and asset-backed securities are considered in determining the effective yield on such securities. If a difference arises between anticipated and actual prepayments, the carrying value of the investment is adjusted with a corresponding charge or credit to investment income. Interest and dividends are included in investment income. Mortgage loans on real estate and policy loans are carried at their unpaid principal balances. Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at their time of purchase.

     Realized gains and losses on the sale of investments are determined based upon the average cost method and include provisions for other-than-temporary impairments where appropriate. In addition, the amortization of value of insurance in force and deferred policy acquisition costs is adjusted for gains and losses realized on sales of investments which support customer deposits. The adjustment to amortization associated with such realized gains and losses is included in Realized Investment Gains in the consolidated statements of income.

  Value of Insurance in Force, Deferred Policy Acquisition Costs and Goodwill

     A portion of the purchase price paid for the insurance subsidiaries was allocated to the value of insurance in force based on the actuarially-determined present value of the expected pretax future profits from the business assuming a discount rate of 13%. This present value amount was reduced to the extent that the fair value of the net assets acquired including the value of insurance in force exceeded the purchase price allocated to the insurance subsidiaries. Interest is accrued on the balance annually at a rate consistent with the rate credited on the acquired policies on the acquisition date. Recoverability of the value of insurance in force is evaluated quarterly by comparing the current estimate of the present value of expected pretax future profits to the unamortized asset balance. If such current estimate is less than the existing asset balance, the difference would be charged to expense. To the extent recoverable from future gross profits, costs of producing new business (primarily commissions and certain policy issuance and marketing costs) which vary with and are primarily related to the production of new business are deferred. Value of insurance in force and deferred policy acquisition costs are amortized in proportion to the emergence of future gross profits, including related

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES realized investment gains and losses, over the estimated term of the underlying policies. In addition, an adjustment is made to value of insurance in force and deferred policy acquisition costs equal to the change in amortization that would have been recorded if unrealized gains and losses on available-for-sale securities had been realized as of the balance sheet date.

     A portion of the purchase price paid for subsidiaries was allocated to goodwill representing the excess of the purchase price paid over the fair value of net assets acquired. Goodwill currently recorded is amortized over a period not exceeding twenty years using the straight-line method.

     Incremental costs directly related to the integration of acquired companies are deferred, to the extent recoverable from future gross profits of the acquired companies. Such deferred transition costs are amortized using the straight-line method over the estimated term of the policies underlying the acquired companies.

  Assets Held in Separate Accounts and Customer Deposits in Separate Accounts

     Assets held in separate accounts of the Company's insurance subsidiaries are segregated from other investments and are not subject to claims that arise out of any other business of the Company. The separate accounts include customer deposits and related invested assets, for retail and institutional spread products (guaranteed) and retail variable products (nonguaranteed). Separate account assets and liabilities are carried at estimated fair values. Investment income and interest credited on customer deposits related to spread product deposits are included as such in the statements of income. The Company receives administrative fees for managing retail variable product deposits and other fees for assuming mortality and certain expense risks. Such fees are included in Variable Annuity Fees in the statements of income.


     During 1996, the Company began offering an equity-indexed annuity product through its separate accounts which aims to meet consumer demand for equity investments with downside protection. In connection with this product, the Company's separate accounts purchased call options based on the S&P 500 Composite Stock Price Index ("S&P 500"). The options perform as a hedge against the Company's obligation to pay equity-indexed annuity policyholders returns tied to the S&P 500. As of December 31, 1997 and 1996, these options are carried at fair value and unrealized gains and losses increase or decrease obligations to policyholders.


  Customer Deposits

     For single and flexible premium deferred annuities, single premium endowments, face-amount certificates, funding agreements, and guaranteed investment contracts, customer deposits represent account values before applicable surrender charges. Such account values represent premiums and deposits received, plus interest credited, less withdrawals and assessed fees. For structured settlements and other single premium immediate annuities, customer deposits represent the present value of future benefit payments and maintenance expenses. The interest rate used in determining such present value was approximately 7.35% as of December 31, 1997.

  Recognition of Fee Income

     Variable annuity fees and asset management fees are recorded in income as earned. Other fee income includes marketing partnership fees earned related to ventures with other insurance companies and certain fees earned by ARM Securities (primarily net retained commissions). Premiums and deposits received from customers are not included in the statements of income.

  Federal Income Taxes

     Deferred income tax reflects the net tax effects of (i) temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (ii) operating and capital losses.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

  Net Income Per Share of Common Stock

     In 1997, the Company adopted the provisions of SFAS No. 128, "Earnings Per Share," which superseded Accounting Principles Board Opinion No. 15 of the same name. Earnings per share for all periods presented reflect the adoption of SFAS No. 128. SFAS No. 128 requires companies to present basic earnings per share, and, if applicable, diluted earnings per share, instead of primary and fully diluted earnings per share. Basic earnings per share excludes dilution and is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options to issue common stock were exercised into common stock.

2.  ACQUISITIONS

  SBM Company

     Effective May 31, 1995, the Company completed the acquisition of substantially all of the assets and business operations of SBM, including all of the issued and outstanding capital stock of SBM's subsidiaries, State Bond and Mortgage Life Insurance Company ("SBM Life"), SBM Financial Services, Inc. (which subsequently changed its name to ARM Securities), SBM Certificate Company, and SBM's management contracts with six mutual funds (the "State Bond Mutual Funds").

     The aggregate purchase price for the acquisition was $38.8 million. The Company financed the acquisition by issuing approximately 6.9 million shares of the Company's Class A common stock, primarily to the Morgan Stanley Stockholders, for an aggregate sale price of $63.5 million. The Company used the proceeds from the issuance of new common equity in excess of the aggregate purchase price for the acquisition to make a $19.9 million capital contribution to SBM Life and acquire all of the issued and outstanding capital stock of SBM Certificate Company from SBM Life for a purchase price of $3.3 million.

     The capital contribution to SBM Life was used to strengthen SBM Life's financial position and allowed for a significant investment portfolio restructuring immediately following the acquisition with no net adverse effect on statutory adjusted capital and surplus. On December 31, 1995, SBM Life was merged with and into Integrity to create certain operating efficiencies intended to benefit the Company and its customers. On December 13, 1996, the Company transferred its contracts to perform management and advisory services for the State Bond Mutual Funds to Federated Investors for $4.5 million. Asset management fee income of $1.6 million and $1.0 million was recorded by the Company during 1996 and 1995, respectively, with respect to the management of such funds. The State Bond Mutual Funds had aggregate assets of $236.9 million on December 13, 1996.

  ARM Capital Advisors

     On January 5, 1995, the Company completed the acquisition of substantially all the assets and business of the U.S. fixed income unit of Kleinwort Benson Investment Management Americas Inc. ("KBIMA"), including its third-party account asset management operations. KBIMA provided investment advisory services to the Company during 1994. The business acquired became part of the then newly-formed ARM Capital Advisors, Inc. ("ARM Capital Advisors"). ARM Capital Advisors is a registered investment advisor and wholly owned subsidiary of the Company. ARM Capital Advisors' management of third-party accounts generated asset management fees of $8.6 million, $4.2 million and $2.2 million during 1997, 1996 and 1995, respectively. Although third-party assets managed by ARM Capital Advisors grew since the acquisition, the Company believes that market attitudes towards developing an asset management business for defined benefit pension plans within a holding company structure consisting predominantly of insurance companies constrained ARM Capital Advisors' growth. Accordingly, on November 7, 1997, the Company transferred substantially all of the assets and operations of ARM Capital Advisors to a newly formed subsidiary, ARM

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

Capital Advisors, LLC ("New ARMCA"), and sold an 80% interest therein to ARM Capital Advisors Holdings, LLC, an entity controlled by Emad A. Zikry, the President of ARM Capital Advisors prior to the sale. The Company recognized an immaterial gain on the sale. The Company has continued to engage New ARMCA as its investment adviser but will consider retaining other investment management firms as it deems appropriate. The terms of the sale provided for a transition period following the sale through December 31, 1997 whereby the Company (i) provided all accounting and administrative services required by New ARMCA and paid all of its costs and expenses and (ii) received all of the gross revenues of New ARMCA. After the sale, ARM Capital Advisors was renamed Integrity Capital Advisors, Inc.

  Integrity Companies


     On November 26, 1993, the Company completed the acquisition of the Integrity Companies from the National Mutual Life Association of Austalasia Limited ("National Mutual"). In connection with the acquisition, National Mutual provided the Integrity Companies with indemnification as to future claims for taxes, assessments from guaranty funds, and claims from litigation, which arise from preclosing events.


3.  INVESTMENTS

     The amortized cost and estimated fair values of available-for-sale securities were as follows:

                                                               GROSS         GROSS
                                                             UNREALIZED    UNREALIZED    ESTIMATED
                                                  COST         GAINS         LOSSES      FAIR VALUE
                                               ----------    ----------    ----------    ----------
                                                                  (IN THOUSANDS)
DECEMBER 31, 1997:
  Fixed Maturities:
     Mortgage-backed securities..............  $1,828,062     $29,881       $ 3,456      $1,854,487
     Corporate securities....................   1,390,274      35,875        16,134       1,410,015
     Asset-backed securities.................     400,276       1,981         1,832         400,425
     U.S. Treasury securities and obligations
       of U.S. government agencies...........     318,583       1,464           371         319,676
     Foreign governments.....................      79,466       1,633         1,867          79,232
     Obligations of state and political
       subdivisions..........................       4,834          12           295           4,551
                                               ----------     -------       -------      ----------
       Total fixed maturities................   4,021,495      70,846        23,955       4,068,386
       Equity securities.....................      28,177         309           144          28,342
                                               ----------     -------       -------      ----------
          Total available-for-sale
            securities.......................  $4,049,672     $71,155       $24,099      $4,096,728
                                               ==========     =======       =======      ==========
DECEMBER 31, 1996:
  Fixed Maturities:
     Mortgage-backed securities..............  $1,459,851     $19,393       $11,644      $1,467,600
     Corporate securities....................     992,003      13,260        13,693         991,570
     Asset-backed securities.................     299,365         686         1,951         298,100
     U.S. Treasury securities and obligations
       of U.S. government agencies...........     247,041       1,363         1,481         246,923
     Foreign governments.....................      45,611         611           462          45,760
     Obligations of state and political
       subdivisions..........................       4,963           3           406           4,560
                                               ----------     -------       -------      ----------
       Total fixed maturities................   3,048,834      35,316        29,637       3,054,513
       Equity securities.....................      21,268       1,286             2          22,552
                                               ----------     -------       -------      ----------
          Total available-for-sale
            securities.......................  $3,070,102     $36,602       $29,639      $3,077,065
                                               ==========     =======       =======      ==========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     The amortized cost and estimated fair value of available-for-sale securities, by contractual maturity, are shown below:

                                                         DECEMBER 31, 1997
                                                      ------------------------
                                                                    ESTIMATED
                                                         COST       FAIR VALUE
                                                      ----------    ----------
                                                           (IN THOUSANDS)
Due in one year or less.............................  $   13,522    $   13,584
Due after one year through five years...............     143,662       143,102
Due after five years through ten years..............     335,043       333,618
Due after ten years.................................   1,300,930     1,323,169
Asset-backed securities.............................     400,276       400,426
Mortgage-backed securities..........................   1,828,062     1,854,487
Equity securities...................................      28,177        28,342
                                                      ----------    ----------
          Total available-for-sale securities.......  $4,049,672    $4,096,728
                                                      ==========    ==========

     Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties and because mortgage-backed and asset-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

     During 1997, 1996 and 1995, gross gains of $45.0 million, $33.5 million and $24.1 million, respectively, and gross losses of $36.0 million, $18.9 million and $15.6 million, respectively, were realized on sales of fixed maturities. For the years ended December 31, 1997 and 1996, the Company recorded losses of $4.0 million and $15.2 million related to write-downs to the fair value of investments in fixed income securities. For the years ended December 31, 1997 and 1996, the recognition of net realized gains on investments supporting customer deposits resulted in an increase in the amortization of value of insurance in force of $3.0 million and $1.9 million, respectively, and in an increase in the amortization of deferred policy acquisition costs of $0.4 million and $28,000, respectively.

     In accordance with SFAS No. 115, net unrealized gains and losses on investments classified as available-for-sale were reduced by deferred federal income taxes and adjustments to value of insurance in force and deferred policy acquisition costs that would have been required had such gains and losses been realized. Net unrealized gains on available-for-sale securities reflected as a separate component of shareholders' equity are summarized as follows:

                                                             DECEMBER 31,
                                                          -------------------
                                                            1997       1996
                                                          --------    -------
                                                            (IN THOUSANDS)
Net unrealized gains on available-for-sale securities
  before adjustments for the following:.................  $ 47,056    $ 6,963
  Amortization of value of insurance in force and
     deferred policy acquisition costs..................   (15,825)    (1,318)
  Deferred federal income taxes.........................   (10,931)    (1,976)
                                                          --------    -------
     Net unrealized gains on available-for-sale
       securities.......................................  $ 20,300    $ 3,669
                                                          ========    =======

     Investments, aggregated by issuer, in excess of 10% of shareholders' equity (before net unrealized gains on available-for-sale securities) at December 31, 1997 and 1996, other than investments in affiliates and investments issued or guaranteed by the United States government are as follows. Such securities were 99.8% and 97.4% investment grade at December 31, 1997 and 1996, respectively.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                           CARRYING
              (IN MILLIONS)                 AMOUNT
              -------------                --------
1997:
  Fixed maturities:
    Aames Mortgage Trust.................   $ 31.7
    Aircraft Lease Portfolio
      Securities.........................     34.6
    Bear Stearns Mortgage Securities ....     39.7
    Countrywide Mortgage Backed..........     39.1
    CRAVE Trust..........................     52.7
    Delta Funding Home Equity Loan
      Trust..............................     31.6
    DLJ Mortgage Acceptance
      Corporation........................     75.9
    First Chicago/Lennar.................     34.5
    General Electric Capital Mortgage
      Services...........................     33.4
    Greenwich Capital Acceptance.........     50.6
    Headlands Mortgage Securities,
      Inc................................     30.5
    J.P. Morgan & Company................     35.9
    LB Mortgage Trust....................     62.9
    Merit Securities Corporation.........     55.3
    Norwest Asset Securities
      Corporation........................     64.5
    PNC Mortgage Securities
      Corporation........................     46.7
    Residential Accredit Loans...........     47.1
    Residential Asset Securities Trust...     50.4
    Residential Funding..................     47.3
    Salomon Brothers Mortgage Securities
      VII................................     95.4
    Sears Mortgage Securities............     29.8
    Structured Asset Securities
      Corporation........................     64.6
1996:
  Fixed maturities:
    ABN AMRO Bank........................     19.3
    Advanta Corporation..................     20.1
    Aircraft Lease Portfolio
      Securities.........................     27.4
    American President Company...........     18.4
    Amresco Residential Mortgage Loan....     23.8
    Augusta Funding LTD VI...............     20.0
    Augusta Funding LTD VIII.............     24.8
    Bear Stearns Company.................     30.4
    Chevy Chase Master Credit Card
      Trust..............................     20.0

                                           CARRYING
              (IN MILLIONS)                 AMOUNT
              -------------                --------
1996 (CONTINUED):
  Fixed maturities (continued):
    Commonwealth Edison Company..........   $ 19.2
    Conseco Commercial Mortgage..........     20.2
    Countrywide Home Loans...............     29.1
    Countrywide Mortgage Backed..........     50.7
    Delta Funding Home Equity Loan
      Trust..............................     17.9
    DLJ Acceptance Corporation...........     58.7
    First USA Credit Card Trust..........     25.0
    Ford Motor Corporation...............     25.0
    General Electric Capital Mortgage....     91.3
    Greenwich Capital Acceptance.........     36.8
    Guardian National Acceptance
      Corporation........................     21.4
    J.P. Morgan & Company................     24.8
    LB Mortgage Trust....................     27.3
    Lehman Brothers Holdings.............     23.5
    Matterhorn One, Ltd..................     45.2
    Merit Securities Corporation.........     30.0
    Mobil Producing Nigeria..............     19.0
    National Westminster Bank............     22.3
    Paine Webber Group, Incorporated ....     29.4
    Philadelphia Electric................     18.5
    Residential Funding Mortgage.........     44.0
    Resolution Trust Corporation.........     47.0
    Ryland Mortgage Securities
      Corporation........................     34.4
    Salomon Brothers Mortgage Securities
      VII................................     22.2
    Structured Asset Securities
      Corporation........................    106.2
    TCI Communications, Incorporated.....     23.9
    Tenaga Nasional Berhad...............     19.2
    Time Warner Entertainment Company,
      L.P................................     21.6
    TMS Home Equity Loan Trust...........     48.0
    Wilshire Manufactured Housing
      Trust..............................     22.9
Equity securities:
  Santander Finance, Ltd.................     19.2

    The components of investment income were:

                                                         YEAR ENDED DECEMBER 31,
                                                     --------------------------------
                                                       1997        1996        1995
                                                     --------    --------    --------
                                                              (IN THOUSANDS)
Fixed maturities...................................  $300,327    $228,473    $177,123
Policy loans.......................................     8,925       8,629       7,579
Mortgage loans on real estate......................     4,038       4,321       6,712
Cash and cash equivalents..........................    13,514       5,705       3,096
Income from other investments......................     3,175       2,903       1,514
                                                     --------    --------    --------
     Investment income.............................  $329,979    $250,031    $196,024
                                                     ========    ========    ========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     At December 31, 1997, the fair value of futures contracts, call and put options and interest rate swaps held by the Company was $11.3 million. These derivative financial instruments are used to hedge specific market value risks associated with the Company's equity-indexed annuity products and separate account seed money investments and interest rate risks associated with certain institutional spread deposits. The derivative financial instruments are not held for trading purposes and are classified on the Company's balance sheet as assets held in guaranteed separate accounts. The derivative financial instruments hedge items carried at fair value and are therefore marked to market with unrealized gains and losses recognized through the separate account statements of operations. The Company is exposed to credit-related losses in the event of nonperformance by counter parties to the derivative financial instruments, but does not expect any counter parties to fail to meet their obligations given their high credit ratings.

4.  FAIR VALUE BALANCE SHEETS

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about all financial instruments, including insurance liabilities classified as investment contracts, unless specifically exempted. The accompanying fair value balance sheets reflect fair values for those financial instruments specifically covered by SFAS No. 107, along with fair value amounts for other assets and liabilities for which disclosure is permitted but not required.

     The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

     The Company's management of interest rate risk reduces its exposure to changing interest rates through a close matching of duration, convexity and cash flow characteristics of both assets and liabilities while maintaining liquidity redundancies (i.e., sources of liquidity in excess of projected liquidity needs). As a result, fair values of the Company's assets and liabilities will tend to respond similarly to changes in interest rates.

     The following methods and assumptions were used in estimating fair values:

  Fixed Maturities and Equity Securities

     Fair values for fixed maturities and equity securities are based on quoted market prices, where available. For fixed maturities for which a quoted market price is not available, fair values are estimated using internally calculated estimates or quoted market prices of comparable instruments.

  Mortgage Loans on Real Estate and Policy Loans

     The carrying amount of mortgage loans on real estate and policy loans approximates their fair value.

  Cash and Cash Equivalents and Accrued Investment Income

     The carrying amount of cash and cash equivalents and accrued investment income approximates their fair value given the short-term nature of these assets.

  Assets Held in Separate Accounts and Customer Deposits in Separate Accounts

     The fair value of assets held in guaranteed separate accounts is primarily based on quoted market prices of fixed maturity securities held in such separate accounts. The fair value of customer deposits in guaranteed separate accounts is based on the account values of the underlying policies, plus or minus market value

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES adjustments. Fair values of assets and customer deposits in nonguaranteed separate accounts is based on the quoted market prices of the underlying mutual funds. The reduction in fair values for customer deposits in separate accounts reflect the present value of future gross margins from net investment spread, product charges, distribution fees, and surrender charges.

  Goodwill

     The carrying amount of goodwill approximates fair value.

  Deferred Policy Acquisition Costs and Value of Insurance In force

     Deferred policy acquisition costs and value of insurance in force do not appear on the fair value presentation because those values are implicitly considered in the determination of the fair value of the corresponding customer deposits and customer deposits in separate accounts.

  Deferred Federal Income Taxes

     The deferred federal income tax asset and related valuation allowance were adjusted for federal income tax which may be incurred as a result of the differences between the estimated fair values and carrying amounts of the assets and liabilities.

  Customer Deposits

     The fair value of customer deposits for single premium immediate annuity contracts is based on discounted cash flow calculations using rates from a current market yield curve for assets with similar durations. The fair value amounts of the remaining customer deposits, primarily related to deferred annuity contracts, single premium endowment contracts, and funding agreements and GICs, represent the estimated present value of cash flows using current market rates and the duration of the liabilities.

  Long-Term Debt and Payable to Reinsurer


     The carrying amounts of long-term debt and payable to reinsurer approximate fair value.


  Other Assets and Liabilities

     The fair values of other assets and liabilities are reported at their financial statement carrying amounts.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

5.  VALUE OF INSURANCE IN FORCE

     The following provides information on the value of insurance in force during 1997, 1996 and 1995:

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
                                                                      (IN THOUSANDS)
Amortization excluding effects of realized and unrealized
  investment gains and losses..............................  $(11,798)   $(10,474)   $(10,490)
Interest accrued on unamortized balance....................     2,505       3,154       3,386
                                                             --------    --------    --------
Net amortization as reported in the statements of income...    (9,293)     (7,320)     (7,104)
Amortization related to realized investment gains and
  losses(a)................................................    (2,987)     (1,890)     (2,562)
Change in amortization related to unrealized gains and
  losses on available-for-sale securities(b)...............   (13,769)     13,180     (14,170)
Addition resulting from the acquisition of SBM Life........        --          --      61,131
Recognition of acquired tax benefits.......................        --      (2,997)    (18,004)
                                                             --------    --------    --------
Net change in value of insurance in force..................   (26,049)        973      19,291
Balance at beginning of period.............................    52,024      51,051      31,760
                                                             --------    --------    --------
Balance at end of period...................................  $ 25,975    $ 52,024    $ 51,051
                                                             ========    ========    ========

---------------
(a) Included in Realized Investment Gains in the statements of income.

(b) Included in Change in Net Unrealized Gains and Losses on Available-for-Sale Securities in the statements of shareholders' equity.

     The interest rates used to accrue interest on the unamortized value of insurance in force are consistent with the rates credited on acquired policies and range from 5% to 8%. Net amortization of the value of insurance in force, excluding the effects of realized and unrealized investment gains and losses, in each of the following years is estimated to be: 1998 -- $7.0 million;
1999 -- $6.1 million; 2000 -- $4.9 million; 2001 -- $4.0 million; and
2002 -- $3.4 million.

6.  NON-RECURRING CHARGES

     The Company recorded non-recurring charges of $14.8 million for the year ended December 31, 1997, including a one-time non-cash stock-based compensation charge of $8.1 million (see Note 10), and costs primarily related to the relocation and consolidation of the Company's operations facilities from Columbus, Ohio to Louisville, Kentucky. The Company recorded a $5.0 million non-recurring charge in 1996, including $3.2 million for facilities consolidation charges and costs of $1.8 million primarily related to merger and acquisition activities that did not result in a transaction.

7.  DEBT

  Long-Term Debt


     On June 24, 1997, the Company entered into a Credit Agreement to provide the Company with a new senior revolving credit facility. The maximum amount that may be borrowed under this Credit Agreement is $75 million, of which $38 million was drawn on June 24, 1997 and used to repay $38 million of outstanding borrowings under the Company's prior Credit Agreement, which was terminated. Borrowings under the new Credit Agreement bear a floating interest rate equal to the London Interbank Offered Rate ("LIBOR") plus a percentage ranging from 0.325% to 0.875%, depending on the ratings of the Company's preferred stock. The Credit Agreement has a variable annual commitment fee which can range from 0.10% to 0.25% of the unused portion of the borrowing, depending on the ratings of the Company's preferred stock. The Credit Agreement

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES matures on June 24, 2002, subject to optional prepayment and contingent upon the Company's compliance with various financial covenants.

  Payable to Reinsurer

     The Company holds $8.8 million of funds withheld under a modified coinsurance reinsurance agreement related to a block of variable annuity contracts. This liability bears a floating interest rate indexed to the LIBOR. Repayment is scheduled for equal quarterly installments over the next five years.

8.  INCOME TAXES

     The components of the provision for income tax expense consist of the following:

                                                    YEAR ENDED DECEMBER 31,
                                                  ---------------------------
                                                   1997       1996      1995
                                                  -------    ------    ------
                                                        (IN THOUSANDS)
Current.........................................  $13,136    $2,613    $  641
Deferred........................................    1,003     2,554     6,385
                                                  -------    ------    ------
          Total income tax expense..............  $14,139    $5,167    $7,026
                                                  =======    ======    ======

     Significant components of the deferred tax liabilities and assets as of December 31, 1997 and 1996 were:

                                                            1997       1996
                                                           -------    -------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Difference between GAAP and tax reserves...............  $78,404    $72,513
  Net operating loss carryforward........................   13,863     11,783
  Other..................................................   16,285     10,752
                                                           -------    -------
     Total deferred tax assets...........................  108,552     95,048
  Valuation allowance for deferred tax assets............  (36,568)   (38,798)
                                                           -------    -------
     Net deferred tax assets.............................   71,984     56,250
Deferred tax liabilities:
  Deferred policy acquisition costs......................   26,096     16,910
  Net unrealized gains on available-for-sale
     securities..........................................   10,931      1,976
  Other..................................................    3,908      1,760
                                                           -------    -------
     Total deferred tax liabilities......................   40,935     20,646
                                                           -------    -------
          Total deferred federal income taxes............  $31,049    $35,604
                                                           =======    =======

     In the event that deferred tax assets are recognized on deductible temporary differences for which a valuation allowance was provided at the date of an acquisition, such benefits will be applied to first reduce the balance of intangible assets related to the acquisition, such as value of insurance in force and goodwill.

     A full valuation allowance was provided on the difference between deferred tax assets and liabilities of the Integrity Companies as of the acquisition date, resulting in zero deferred federal income taxes at that date. Based on the Integrity Companies' ability to generate taxable income in the post-acquisition period and projections of future taxable income, the Integrity Companies' valuation allowance was reduced by $8.0 million, $11.0 million and $27.9 million during 1997, 1996 and 1995, respectively. As a result of realizing such benefits, the value of insurance in force was reduced by $3.0 million and $18.0 million during 1996 and 1995, respectively. The balance of goodwill was also reduced by $0.7 million during 1997 and $1.0 million during

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

1995. Additionally, the Company has established a full valuation allowance on its non-life net operating loss carryforwards. Realization of these carryforward benefits is dependent on future non-life earnings.

     The Company files a consolidated federal income tax return with its non-life subsidiaries, but is not currently eligible to file with its life insurance subsidiaries. Accordingly, Integrity and National Integrity file a consolidated federal life insurance company income tax return.

     Income tax expense differs from that computed using the federal income tax rate of 35% for the following reasons:

                                                                YEAR ENDED DECEMBER 31,
                                                              ----------------------------
                                                               1997       1996       1995
                                                              -------    -------    ------
                                                                     (IN THOUSANDS)
Income tax expense at statutory rate........................  $14,608    $ 9,991    $6,621
Increase (decrease) in valuation allowance..................   (1,540)    (5,490)    1,052
Other.......................................................    1,071        666      (647)
                                                              -------    -------    ------
          Total income tax expense..........................  $14,139    $ 5,167    $7,026
                                                              =======    =======    ======

     The Company had net operating loss carryforwards of approximately $39.6 million, $33.7 million and $43.8 million at December 31, 1997, 1996 and 1995, respectively. The net operating loss carryforwards expire in years 2005 to 2012.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

9.  STATUTORY INFORMATION

     Following is a reconciliation of income based on statutory accounting practices prescribed or permitted by insurance regulatory authorities for the Company's insurance subsidiaries with GAAP net income reported in the accompanying statements of income:

                                                                  YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997       1996        1995
                                                              --------    -------    --------
                                                                      (IN THOUSANDS)
Insurance subsidiaries (statutory-basis)(1).................  $ 49,718    $38,769    $ 31,179
Non-insurance companies(2)..................................     3,273        927         255
                                                              --------    -------    --------
  Consolidated statutory-basis pretax operating income......    52,991     39,696      31,434(3)
Reconciling items:
  Amortization of interest maintenance reserve..............    (3,920)    (4,091)     (3,905)
  Adjustments to customer deposits..........................   (16,004)    (2,324)     (5,994)
  Interest expense on debt..................................    (2,517)    (3,146)     (3,461)
  Deferral of policy acquisition costs, net of
     amortization...........................................    29,331     16,223      16,650
  Amortization of value of insurance in force...............    (9,293)    (7,320)     (7,104)
  Amortization of acquisition-related deferred charges and
     goodwill...............................................      (927)    (1,991)    (10,278)
  Adjustments to invested asset carrying values at
     acquisition date.......................................      (107)      (572)       (769)
  Non-recurring charges.....................................   (14,823)    (5,004)         --
  Realized investment gains.................................     3,192        907       4,048
  Other.....................................................     3,815     (3,833)     (1,705)
                                                              --------    -------    --------
GAAP-basis:
  Income before income taxes................................    41,738     28,545      18,916
  Income tax expense........................................   (14,139)    (5,167)     (7,026)
                                                              --------    -------    --------
  Net income................................................    27,599     23,378      11,890
  Dividends on preferred stock..............................    (4,750)    (4,750)     (4,750)
                                                              --------    -------    --------
  Net income applicable to common shareholders..............    22,849     18,628       7,140
  Exclude, net of tax:
     Realized investment gains..............................    (2,075)      (590)     (2,631)
     Non-recurring charges..................................    14,823      4,539          --
     Income from defined benefit pension plan asset
       management operations................................    (1,448)      (350)         --
                                                              --------    -------    --------
  Operating earnings(4).....................................  $ 34,149    $22,227    $  4,509
                                                              ========    =======    ========

---------------
(1) Insurance company general account and separate account statutory-basis pretax income excluding realized gains and losses.
(2) Non-insurance company pretax income excluding amortization of acquisition-related deferred charges, interest expense on debt, realized investment gains and losses, and non-recurring corporate costs and charges related to acquisition, financing and restructuring activities.
(3) Includes the results of operations of the acquired SBM businesses for the seven months ended December 31, 1995.
(4) Net income applicable to common shareholders, excluding, net of tax, realized investment gains and losses, non-recurring charges and income from defined benefit pension plan asset management operations which were sold during November 1997.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     Dividends that the Company may receive from Integrity in any year without prior approval of the Ohio Insurance Director are limited by statute to the greater of (i) 10% of Integrity's statutory capital and surplus as of the preceding December 31 and (ii) Integrity's statutory net income for the preceding year. For 1998, the maximum dividend payments that may be paid by Integrity to the Company without prior regulatory approval are $38.2 million.

     The consolidated statutory capital and surplus of the Company's insurance subsidiaries was $211.8 million and $163.8 million at December 31, 1997 and 1996, respectively. In addition, the consolidated statutory asset valuation reserve ("AVR") of the Company's insurance subsidiaries was $24.9 million and $15.6 million at December 31, 1997 and 1996, respectively (excluding statutory voluntary investment reserves of $5.3 million and $12.5 million). The AVR is generally added to statutory capital and surplus for purposes of assessing capital adequacy against various measures used by rating agencies and regulators.


     The National Association of Insurance Commissioners Risk-Based Capital ("RBC") requirements attempt to evaluate the adequacy of a life insurance company's statutory-basis adjusted capital and surplus in relation to investment, insurance and other business risks. The RBC formula is used by the states as an early warning tool to identify possible weakly capitalized companies for the purpose of initiating regulatory action and is not designed to be a basis for ranking the financial strength of insurance companies. In addition, the formula establishes a minimum capital standard which supplements the prevailing system of low fixed minimum capital and surplus. The RBC requirements provide for four different levels of regulatory attention depending on the ratio of the company's adjusted capital and surplus to its RBC. As of December 31, 1997 and 1996, the adjusted capital and surplus of Integrity and National Integrity are substantially in excess of the minimum level of RBC that would require regulatory response.


10.  SHAREHOLDERS' EQUITY

  Preferred Stock

     During 1993, the Company issued 2,000,000 shares of non-voting 9.5% Cumulative Perpetual Preferred Stock, stated value $25, in connection with the acquisition of the Integrity Companies. Cash dividends at a rate of 9.5% per annum per share are payable quarterly (equivalent to an annual amount of $2.375 per share). The shares of preferred stock may not be redeemed prior to December 15, 1998. On or after December 15, 1998, the Company may, at its option, redeem all or part of the shares at a redemption price of $25 per share.

  Initial Public Offering of Common Stock

     In June 1997, the Company completed an initial public offering of 9.2 million shares of Class A common stock, par value $.01 per share (the "Class A Common Stock"), of which 5.75 million shares were sold by the Company and 3.45 million shares were sold by the Morgan Stanley Stockholders. The net proceeds of the Offering to the Company were $78.8 million, after deducting underwriting discounts and commissions and other expenses of the Offering payable by the Company. On June 30, 1997, the Company used a portion of such net proceeds to make a capital contribution to its primary insurance subsidiary, Integrity, thereby strengthening Integrity's capital base to provide for future growth. The Company plans to also use the net proceeds to enhance the Company's retail market presence, to consolidate operating locations and for other corporate purposes, which may include acquisitions.

     Concurrent with the closing of the Offering, the Company amended and restated its Certificate of Incorporation to effectuate a recapitalization such that (i) the common equity of the Company consists of Class A Common Stock and Class B Non-Voting Common Stock, par value $.01 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"), (ii) authorized shares of the Class A Common Stock and Class B Common Stock were increased to 150 million shares and 50 million shares, respectively, (iii) each outstanding share of common stock of the Company was converted into

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES one share of Class A Common Stock, (iv) certain shares of the Class A Common Stock owned by the Morgan Stanley Stockholders were converted into Class B Common Stock such that, after giving effect to such conversion, but not giving effect to the Offering, the Morgan Stanley Stockholders owned, in the aggregate, 49% of the outstanding Class A Common Stock, and (v) each share of Common Stock was split into 706 shares of Common Stock. Holders of Class B Common Stock have no right to vote on matters submitted to a vote of stockholders, except in certain circumstances. Shares of the Class B Common Stock have no preemptive or other subscription rights and are convertible into an equal number of shares of Class A Common Stock (1) at the option of the holder thereof to the extent that, following such conversion, the Morgan Stanley Stockholders will not, in the aggregate, own more than 49% of the outstanding shares of Class A Common Stock, and (2) automatically upon the transfer of such shares by any Morgan Stanley Stockholder to a person that is not a Morgan Stanley Stockholder or an affiliate of a Morgan Stanley Stockholder.

     All references to number of shares, per share amounts and stock option data appearing in the financial statements and notes thereto have been restated, for all periods presented, to reflect the stock split.

  Stock Options

     The Company's Amended and Restated Stock Option Plan (the "Plan"), originally adopted in December 1993, provides for granting of options to purchase up to 2,432,170 shares of Class A common stock. In connection with the Offering, 512,980 unallocated options were granted on a pro rata basis to participants of the Plan with the exercise prices and vesting schedules of such options being the average weighted exercise prices and vesting percentages of the options previously held by such holders. As of June 30, 1997, all options of the Plan had been issued. At December 31, 1997 a total of 2,420,897 were outstanding and 1,399,399 were exercisable at an average price of $11.44. Prior to the Offering, the Plan provided that the option exercise price increased at the end of every three month period following the date of grant at a rate of 12% per annum, compounded annually, while the option remained unexercised. Concurrent with the Offering, the exercise prices applicable to the outstanding options were fixed at exercise prices ranging from $11.14 per share to $12.24 per share.

     Information with respect to the stock option plan is as follows:

                                                               OUTSTANDING
                                                          ----------------------
                                                            SHARES      AVERAGE
                                                          SUBJECT TO    EXERCISE
                                                            OPTION       PRICE
                                                          ----------    --------
Balance at December 31, 1994............................    816,136      $ 7.93
  Options granted.......................................    883,912        9.17
  Options forfeited.....................................    (14,120)       9.21
                                                          ---------
Balance at December 31, 1995............................  1,685,928        9.33
  Options granted.......................................    240,040       10.01
  Options exercised.....................................     (3,530)       8.88
  Options forfeited.....................................    (38,830)      10.22
                                                          ---------
Balance at December 31, 1996............................  1,883,608       10.50
  Options granted.......................................    887,587       11.45
  Options exercised.....................................     (7,743)      12.23
  Options forfeited.....................................   (342,555)      11.66
                                                          ---------
Balance at December 31, 1997............................  2,420,897       11.65
                                                          =========

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

     Shares under options that were exercisable were 633,282 and 306,404 as of December 31, 1996 and 1995, respectively, at an average exercise price of $10.22 and $8.88. At December 31, 1997, outstanding option shares had exercise prices ranging from $11.14 to $12.24 and average contractual life remaining of 1.8 years.

     The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options. As a result of the granting of previously unallocated options and the determination of the exercise prices for all options of the Plan which occurred in conjunction with the Offering, a one-time non-cash stock-based compensation charge of $8.1 million was recorded during June 1997. Such charge equals the aggregate difference between the $15 initial public offering price of the Class A Common Stock and the exercise prices of all of the outstanding options.

     The Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation," as of December 31, 1995. If the accounting provisions of SFAS No. 123 had been adopted as of the beginning of 1995, the effects on 1995, 1996 and 1997 net income would have been immaterial.

     In June 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Equity Plan"). The 1997 Equity Plan provides for the granting of incentive stock options and nonqualified stock options, stock appreciation rights, restricted stock, performance units, and performance shares to those officers and other key employees and consultants with potential to contribute to the future success of the Company or its subsidiaries; provided that only employees may be granted incentive stock options. The maximum amount of Class A Common Stock that may be granted under the 1997 Equity Plan is 1.6 million shares, subject to adjustment in accordance with the terms of the 1997 Equity Plan. No awards under the 1997 Equity Plan have been granted as of December 31, 1997.

  Earnings per Share

     The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share ("EPS") computations:

                                          1997                   1996                   1995
                                   -------------------    -------------------    -------------------
                                             PER SHARE              PER SHARE              PER SHARE
                                   SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT
                                   ------    ---------    ------    ---------    ------    ---------
                                                         (SHARES IN THOUSANDS)
Basic EPS........................  20,579     $ 1.11      17,498      $1.06      14,614      $0.49
Effect of dilutive stock
  options........................     726      (0.04)         --         --          --         --
                                   ------     ------      ------      -----      ------      -----
Diluted EPS......................  21,305     $ 1.07      17,498      $1.06      14,614      $0.49
                                   ======     ======      ======      =====      ======      =====

11.  CONTINGENCIES

     The Company is a defendant in various lawsuits in connection with the normal conduct of its operations. Company management believes the ultimate resolution of such litigation will not result in any material adverse impact to the financial position of the Company.

     The number of insurance companies that are under regulatory supervision has resulted in and is expected to continue to result in assessments by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated companies. The Company has accrued for expected non-indemnified assessments.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

12.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                     1ST QUARTER   2ND QUARTER   3RD QUARTER   4TH QUARTER
                                                     -----------   -----------   -----------   -----------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
1997:
  Net investment spread............................   $ 18,375      $ 19,477      $ 22,087      $ 22,622
  Fee income.......................................      5,520         5,538         6,470         7,083
  Other income and expenses........................    (15,702)      (22,107)      (16,105)      (14,712)
  Realized investment gains........................      2,231           420           376           165
                                                      --------      --------      --------      --------
  Income before income taxes.......................     10,424         3,328        12,828        15,158
  Income tax expense...............................     (2,814)       (3,185)       (3,735)       (4,405)
                                                      --------      --------      --------      --------
  Net income.......................................      7,610           143         9,093        10,753
  Dividends on preferred stock.....................     (1,188)       (1,188)       (1,187)       (1,187)
                                                      --------      --------      --------      --------
  Net income (loss) applicable to common
     shareholders..................................      6,422        (1,045)        7,906         9,566
  Exclude, net of tax:
     Realized investment gains.....................     (1,450)         (273)         (245)         (107)
     Non-recurring charges.........................      1,445         9,333         2,489         1,556
     Income from defined benefit pension plan asset
       management operations.......................       (581)         (272)         (325)         (270)
                                                      --------      --------      --------      --------
  Operating earnings...............................   $  5,836      $  7,743      $  9,825      $ 10,745
                                                      ========      ========      ========      ========
  Per common and common equivalent share (diluted):
     Net income (loss).............................   $   0.37      $  (0.06)     $   0.33      $   0.39
     Operating earnings............................   $   0.33      $   0.42      $   0.40      $   0.44
1996:
  Net investment spread............................   $ 14,078      $ 17,773      $ 18,003      $ 18,016
  Fee income.......................................      4,162         4,201         4,964         4,506
  Other income and expenses........................    (11,779)      (13,967)      (16,572)      (15,747)
  Realized investment gains (losses)...............       (403)         (814)       (1,115)        3,239
                                                      --------      --------      --------      --------
  Income before income taxes.......................      6,058         7,193         5,280        10,014
  Income tax expense...............................     (1,573)       (1,190)         (956)       (1,448)
                                                      --------      --------      --------      --------
  Net income.......................................      4,485         6,003         4,324         8,566
  Dividends on preferred stock.....................     (1,188)       (1,188)       (1,187)       (1,187)
                                                      --------      --------      --------      --------
  Net income applicable to common shareholders.....      3,297         4,815         3,137         7,379
  Exclude, net of tax:
     Realized investment (gains) losses............        262           529           725        (2,106)
     Non-recurring charges.........................         --            --           940         3,599
     Income from defined benefit pension plan asset
       management operations.......................        (88)          (88)          (87)          (87)
                                                      --------      --------      --------      --------
  Operating earnings...............................   $  3,471      $  5,256      $  4,715      $  8,785
                                                      ========      ========      ========      ========
  Per common and common equivalent share (diluted):
     Net income....................................   $   0.19      $   0.28      $   0.18      $   0.42
     Operating earnings............................   $   0.20      $   0.30      $   0.27      $   0.50

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

13.  SEGMENT INFORMATION

     Effective December 31, 1997, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS No. 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.


     The Company currently has four reportable segments: retail spread products (fixed and indexed annuities and face-amount certificates), institutional spread products (funding agreements and GICs), retail variable products (variable annuity mutual fund options), and corporate and other. The Company's corporate and other segment includes earnings on surplus of insurance subsidiaries and holding company cash and investments, fee income from marketing partnerships and broker-dealer operations, unallocated amortization expenses, and other various corporate expenditures that are not allocated to specific products.


     The Company's reportable segments are based on the characteristics of the product or service and the markets through which the product or service is sold. The reportable segments are each managed separately because the impact of fluctuating interest rates and changes in the equity market environment affects each segments' products and services differently. The Company evaluates performance based on operating earnings. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                   ARM FINANCIAL GROUP, INC. AND SUBSIDIARIES

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1997          1996          1995
                                                         ----------    ----------    ----------
                                                                     (IN THOUSANDS)
REVENUES
Retail spread products.................................  $  220,810    $  206,296    $  185,961
Institutional spread products..........................      99,861        37,210         2,515
Retail variable products...............................      14,630        10,786         7,238
Corporate and other....................................      19,289        13,572        11,658
                                                         ----------    ----------    ----------
     Consolidated total revenues (investment income and
       fee income).....................................  $  354,590    $  267,864    $  207,372
                                                         ==========    ==========    ==========
AMORTIZATION EXPENSE
Retail spread products.................................  $   13,951    $   10,804    $    8,422
Retail variable products...............................       5,758         3,839         1,837
Corporate and other....................................         927         1,503        10,055
                                                         ----------    ----------    ----------
     Consolidated total amortization expense...........  $   20,636    $   16,146    $   20,314
                                                         ==========    ==========    ==========
EARNINGS SUMMARY
Retail spread products.................................  $   37,618    $   34,440    $   22,072
Institutional spread products..........................       9,221         3,241           250
Retail variable products...............................       5,068         4,827         3,168
Corporate and other....................................          14       (10,216)      (10,622)
                                                         ----------    ----------    ----------
     Pretax operating earnings (before preferred stock
       dividends)......................................      51,921        32,292        14,868
Income taxes on operations.............................     (13,022)       (5,315)       (5,609)
Preferred stock dividends..............................      (4,750)       (4,750)       (4,750)
                                                         ----------    ----------    ----------
     Operating earnings................................      34,149        22,227         4,509
Realized investment gains..............................       3,192           907         4,048
Non-recurring charges..................................     (14,823)       (5,004)           --
Income from defined benefit pension plan asset
  management operations................................       1,448           350            --
Income taxes not related to operating results..........      (1,117)          148        (1,417)
                                                         ----------    ----------    ----------
     Net income applicable to common shareholders......  $   22,849    $   18,628    $    7,140
                                                         ==========    ==========    ==========
ASSETS
Retail spread products.................................  $3,153,040    $2,789,626    $2,887,920
Institutional spread products..........................   2,542,350       891,936       143,156
Retail variable products...............................   1,192,875       883,483       647,132
Corporate and other....................................     250,159       136,619       115,372
                                                         ----------    ----------    ----------
     Consolidated total assets.........................  $7,138,424    $4,701,664    $3,793,580
                                                         ==========    ==========    ==========

14.  SUBSEQUENT EVENT

     Effective February 10, 1998, John Franco, the Company's Co-Chairman and Co-Chief Executive Officer retired. Mr. Franco had shared that title with Martin
H. Ruby since the Company was founded in 1993. As part of the retirement package for Mr. Franco, the Company will take a one-time charge of approximately $3.5 million during the first quarter of 1998. The charge will consist of (i) a $2.0 million non-cash charge for accelerating the vesting period of options held by Mr. Franco to purchase 232,647 shares of the Company's common stock and (ii) a $1.5 million charge for fulfilling remaining compensation agreements related to his employment agreement.

     Concurrent with Mr. Franco's retirement, Mr. Ruby assumed the role of Chairman and Chief Executive Officer of the Company.

                               ARM FINANCIAL LOGO

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS (Subject to Completion)

Issued April 22, 1998

                               10,000,000 Shares


                           ARM Financial Group, Inc.

                              CLASS A COMMON STOCK
                            ------------------------

OF THE 10,000,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY, 2,000,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE THE UNITED STATES AND CANADA BY
   THE INTERNATIONAL UNDERWRITERS AND 8,000,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S. UNDERWRITERS. ALL
     OF THE 10,000,000 SHARES OF CLASS A COMMON STOCK BEING OFFERED HEREBY
     ARE BEING OFFERED BY THE SELLING STOCKHOLDERS (AS DEFINED HEREIN).
       SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT
       RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES OF CLASS A
        COMMON STOCK BY THE SELLING STOCKHOLDERS. THE CLASS A COMMON
        STOCK IS CURRENTLY LISTED ON THE AMERICAN STOCK EXCHANGE UNDER
          THE SYMBOL "ARM." ON APRIL 20, 1998, THE NEW YORK STOCK
            EXCHANGE, INC. (THE "NYSE") APPROVED THE COMPANY'S
            APPLICATION TO LIST THE CLASS A COMMON STOCK ON THE
              NYSE. THE COMPANY ANTICIPATES THAT THE CLASS A
              COMMON STOCK WILL BEGIN TRADING ON THE NYSE PRIOR
                TO THE CONSUMMATION OF THE OFFERING. ON APRIL
                20, 1998, THE REPORTED LAST SALE PRICE OF THE
                  CLASS A COMMON STOCK ON THE AMERICAN STOCK
                  EXCHANGE WAS $22 1/2 PER SHARE.



THE COMPANY HAS TWO CLASSES OF AUTHORIZED COMMON STOCK CONSISTING OF THE CLASS A COMMON STOCK OFFERED HEREBY AND CLASS B COMMON STOCK (COLLECTIVELY, THE "COMMON STOCK"). SEE "DESCRIPTION OF CAPITAL STOCK." HOLDERS OF CLASS A COMMON STOCK ARE
      ENTITLED TO ONE VOTE PER SHARE ON EACH MATTER SUBMITTED TO A VOTE OF STOCKHOLDERS. THE CLASS B COMMON STOCK IS NON-VOTING EXCEPT UNDER CERTAIN
 LIMITED CIRCUMSTANCES AND AS REQUIRED BY LAW. ALL HOLDERS OF COMMON STOCK ARE ENTITLED TO RECEIVE SUCH DIVIDENDS AND DISTRIBUTIONS, IF ANY, AS MAY BE DECLARED FROM TIME TO TIME BY THE BOARD OF DIRECTORS. UPON CONSUMMATION OF THE OFFERING,
  THERE WILL NO LONGER BE ANY SHARES OF CLASS B COMMON STOCK OUTSTANDING. SEE
                     "PRINCIPAL AND SELLING STOCKHOLDERS."

                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 11 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------
                           PRICE $            A SHARE
                            ------------------------

                                                                            UNDERWRITING                  PROCEEDS TO
                                                 PRICE TO                   DISCOUNTS AND                   SELLING
                                                  PUBLIC                   COMMISSIONS(1)               STOCKHOLDERS(2)
                                                 --------                  --------------               ---------------
Per Share...........................                 $                            $                            $
Total(3)............................                 $                            $                            $

------------
    (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Expenses estimated at $775,000 will be paid by the Company.


    (3) The Selling Stockholders have granted the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,500,000 additional shares of Class A Common Stock at the Price to Public, less Underwriting Discounts and Commissions, for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholders will be
        $        , $        and $        , respectively. See "Underwriters."

                            ------------------------

     The shares of Class A Common Stock are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., counsel for the Underwriters. It is expected that delivery of the shares of
Class A Common Stock will be made on or about           , 1998 at the office of
Morgan Stanley & Co. Incorporated, New York, New York, against payment therefor in immediately available funds.

                            ------------------------
MORGAN STANLEY DEAN WITTER

                      DONALDSON, LUFKIN & JENRETTE

                            Securities Corporation

                                                       PAINEWEBBER INTERNATIONAL

                                                                       SCHRODERS
               , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following fees and expenses shall be borne by the Company in connection with this offering. All fees and expenses other than the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD") fees are estimated.



SEC Registration Fee........................................  $ 76,862
NASD Filing Fee.............................................    26,555
Printing and Engraving Expenses.............................   200,000
Legal Fees and Expenses.....................................   225,000
Accountants' Fees and Expenses..............................   125,000
Blue Sky Qualification Fees and Expenses....................    10,000
Transfer Agent and Registrar Fees...........................    10,000
Miscellaneous...............................................   101,583
                                                              --------
          TOTAL.............................................  $775,000
                                                              ========


---------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS



     Section 145 of the Delaware General Corporation Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys' fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.


     The Certificate of Incorporation of the Registrant (the "Certificate of Incorporation") provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or purchases or (iv) for any transaction from which the director derived an improper personal benefit.


     The Certificate of Incorporation and the By-laws of the Registrant provide for indemnification of its directors and officers to the fullest extent permitted by Delaware law, as the same may be amended from time to time. In addition, MSDW indemnifies those directors of the Registrant who are also officers of MS&Co.


     The Underwriting Agreement (Exhibit 1.1 hereto) contains provisions for certain indemnification rights to the directors and officers of the Registrant.


     In addition, the Registrant and MSDW maintains directors' and officers' liability insurance for their respective directors and officers.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


NUMBER ASSIGNED
 IN REGULATION
 S-K, ITEM 601                        DESCRIPTION OF EXHIBIT
---------------                       ----------------------
      1.1*         Form of underwriting agreement.
      2.1          Asset Purchase Agreement, dated as of January 5, 1995, among
                   Kleinwort Benson Investment Management Holdings Ltd.,
                   Kleinwort Benson Investment Management Americas Inc., ARM
                   Financial Group, Inc., and ARM Capital Advisors, Inc.+
      2.2          Stock and Asset Purchase Agreement by and between SBM
                   Company and ARM Financial Group, Inc. dated as of February
                   16, 1995.+
      2.3          Amended and Restated Stock and Asset Purchase Agreement,
                   dated as of April 7, 1995, by and between SBM Company and
                   ARM Financial Group, Inc.++, amending the Stock and Asset
                   Purchase Agreement, dated as of February 16, 1995.+
      2.4          Subscription Agreement dated as of June 12, 1995, among ARM
                   Financial Group, Inc. and Morgan Stanley Capital Partners
                   III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP
                   III 892 Investors, L.P.+++
      2.5          Subscription Agreement dated as of June 12, 1995, among ARM
                   Financial Group, Inc. and New ARM, LLC, Dudley J. Godfrey,
                   Jr. and Edward Powers.+++
      4.1          Second Amended and Restated Stockholders Agreement dated as of June 24, 1995, among ARM Financial Group, Inc., The
                   Morgan Stanley Leveraged Equity Fund II, L.P., John Franco,
                   Martin H. Ruby, Oldarm L.P., Morgan Stanley Capital Partners
                   III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III
                   892 Investors, L.P. and New ARM, LLC.+++
      4.2          Second Amended and Restated Stockholders Agreement dated as of June 24, 1997, among ARM Financial Group, Inc., The
                   Morgan Stanley Leveraged Equity Fund II, L.P., John Franco,
                   Martin H. Ruby, Oldarm L.P., Morgan Stanley Capital Partners
                   III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III
                   892 Investors, L.P. and New ARM, LLC.+++++
      5.1*         Opinion of Shearman & Sterling as to the validity of the
                   Common Stock.
     23.1*         Consent of Shearman & Sterling (included in its opinion
                   delivered under Exhibit No. 5.1).
     23.2*         Consent of Ernst & Young LLP.
     24.1**        Powers of Attorney.


---------------
*      Filed herewith.

**     Previously filed.

+ Incorporated by reference to the Form 10-K filed by the Registrant on March 30, 1995.
++ Incorporated by reference to the Form 10-Q filed by the Registrant on May 15, 1995.
+++ Incorporated by reference to the Form 10-K filed by the Registrant on March 29, 1996.
++++ Incorporated by reference to the Form S-1 Registration Statement filed by the Registrant on October 23, 1996.
+++++ Incorporated by reference to Amendment No. 3 to the Form S-1 Registration
      Statement filed by the Registrant on May 23, 1997.


ITEM 17.  UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes:

          (1) to file, during any period in which offers or sales of the securities are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information set forth in the Registration Statement.

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant for expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, State of Kentucky, on April 22, 1998.


                                          ARM FINANCIAL GROUP, INC.

                                          By:      /s/ MARTIN H. RUBY
                                            ------------------------------------
                                            Name: Martin H. Ruby
                                              Title: Chairman of the Board of
                                                     Directors and Chief
                                                     Executive Officer
                                                     (Principal Executive
                                                     Officer)


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.



                     SIGNATURE                                       TITLE                        DATE
                     ---------                                       -----                        ----

                /s/ MARTIN H. RUBY                     Chairman of the Board of Directors    April 22, 1998
---------------------------------------------------      and Chief Executive Officer
                  Martin H. Ruby                         (Principal Executive Officer)
                                                         and Director

                         *                             President -- Retail Business          April 22, 1998
---------------------------------------------------      Division and Director
                 John R. Lindholm

                         *                             Executive Vice President -- Chief     April 22, 1998
---------------------------------------------------      Financial Officer (Principal
                  Edward L. Zeman                        Financial Officer)

                         *                             Controller (Principal Accounting      April 22, 1998
---------------------------------------------------      Officer)
                   Barry G. Ward

                         *                             Director                              April 22, 1998
---------------------------------------------------
              Dudley J. Godfrey, Jr.

                         *                             Director                              April 22, 1998
---------------------------------------------------
                 Alan E. Goldberg

                         *                             Director                              April 22, 1998
---------------------------------------------------
                 Robert H. Niehaus

                         *                             Director                              April 22, 1998
---------------------------------------------------
                 Edward D. Powers

                         *                             Director                              April 22, 1998
---------------------------------------------------
                 Colin F. Raymond

                         *                             Director                              April 22, 1998
---------------------------------------------------
                Irwin T. Vanderhoof

              *By: /s/ MARTIN H. RUBY
   ---------------------------------------------
                  Martin H. Ruby
                 Attorney-in-Fact

                                 EXHIBIT INDEX



NUMBER ASSIGNED                                                                 SEQUENTIALLY
 IN REGULATION                                                                    NUMBERED
 S-K, ITEM 601                       DESCRIPTION OF EXHIBIT                         PAGE
---------------                      ----------------------                     ------------
      1.1*        Form of underwriting agreement.
      2.1         Asset Purchase Agreement, dated as of January 5, 1995, among
                  Kleinwort Benson Investment Management Holdings Ltd.,
                  Kleinwort Benson Investment Management Americas Inc., ARM
                  Financial Group, Inc., and ARM Capital Advisors, Inc.+
      2.2         Stock and Asset Purchase Agreement by and between SBM
                  Company and ARM Financial Group, Inc. dated as of February
                  16, 1995.+
      2.3         Amended and Restated Stock and Asset Purchase Agreement,
                  dated as of April 7, 1995, by and between SBM Company and
                  ARM Financial Group, Inc.++, amending the Stock and Asset
                  Purchase Agreement, dated as of February 16, 1995.+
      2.4         Subscription Agreement dated as of June 12, 1995, among ARM
                  Financial Group, Inc. and Morgan Stanley Capital Partners
                  III, L.P., Morgan Stanley Capital Investors, L.P. and MSCP
                  III 892 Investors, L.P.+++
      2.5         Subscription Agreement dated as of June 12, 1995, among ARM
                  Financial Group, Inc. and New ARM, LLC, Dudley J. Godfrey,
                  Jr. and Edward Powers.+++
      4.1         Second Amended and Restated Stockholders Agreement dated as of June 24, 1995, among ARM Financial Group, Inc., The
                  Morgan Stanley Leveraged Equity Fund II, L.P., John Franco,
                  Martin H. Ruby, Oldarm L.P., Morgan Stanley Capital Partners
                  III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III
                  892 Investors, L.P. and New ARM, LLC.+++
      4.2         Second Amended and Restated Stockholders Agreement dated as of June 24, 1997, among ARM Financial Group, Inc., The
                  Morgan Stanley Leveraged Equity Fund II, L.P., John Franco,
                  Martin H. Ruby, Oldarm L.P., Morgan Stanley Capital Partners
                  III, L.P., Morgan Stanley Capital Investors, L.P., MSCP III
                  892 Investors, L.P. and New ARM, LLC.+++++
      5.1*        Opinion of Shearman & Sterling as to the validity of the
                  Common Stock.
     23.1*        Consent of Shearman & Sterling (included in its opinion
                  delivered under Exhibit No. 5.1)
     23.2*        Consent of Ernst & Young LLP.
     24.1**       Powers of Attorney.


---------------
*      Filed herewith.

**     Previously filed.

+ Incorporated by reference to the Form 10-K filed by the Registrant on March 30, 1995.
++ Incorporated by reference to the Form 10-Q filed by the Registrant on May 15, 1995.
+++ Incorporated by reference to the Form 10-K filed by the Registrant on March 29, 1996.
++++ Incorporated by reference to the Form S-1 Registration Statement filed by the Registrant on October 23, 1996.
+++++ Incorporated by reference to Amendment No. 3 to the Form S-1 Registration
      Statement filed by the Registrant on May 23, 1997.